AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 2, 1999

                        REGISTRATION NOS. 333-_____ AND 333-_____-01
====================================================================

                 SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549
                       ---------------------

                              FORM S-2
                       REGISTRATION STATEMENT
                               UNDER
                     THE SECURITIES ACT OF 1933
                       ---------------------
                      ALLEGIANT BANCORP, INC.
                     ALLEGIANT CAPITAL TRUST I
(Exact name of registrants as specified in their respective charters)

              MISSOURI                               6712                              43-1519382
              DELAWARE                               6719                          TO BE APPLIED FOR
  (State or other jurisdictions of       (Primary Standard Industrial       (I.R.S. Employer Identification
   incorporation or organization)        Classification Code Numbers)                    Nos.)

                          2122 KRATKY ROAD
                     ST. LOUIS, MISSOURI 63114
                           (314) 692-8200
 (Address, including zip code, and telephone number, including area code, of registrants' principal executive offices)

                           SHAUN R. HAYES
               PRESIDENT AND CHIEF EXECUTIVE OFFICER
                      ALLEGIANT BANCORP, INC.
                          2122 KRATKY ROAD
                     ST. LOUIS, MISSOURI 63114
                           (314) 692-8200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

        THOMAS A. LITZ, ESQ.                      Copies to:                   EDWIN S. DEL HIERRO, ESQ.
        THOMPSON COBURN LLP                                                   BARACK FERRAZZANO KIRSCHBAUM
             SUITE 3400                                                           PERLMAN & NAGELBERG
       ONE MERCANTILE CENTER                                               333 WEST WACKER DRIVE, SUITE 2700
     ST. LOUIS, MISSOURI 63101                                                  CHICAGO, ILLINOIS 60606
     (314) 552-6000 (TELEPHONE)                                                (312) 984-3100 (TELEPHONE)
        (314) 552-7000 (FAX)                                                      (312) 984-3150 (FAX)

    Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

    If the Registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                                             CALCULATION OF REGISTRATION FEE
================================================================================================================================

                                                                      PROPOSED
                                                                      MAXIMUM         PROPOSED MAXIMUM
         TITLE OF EACH CLASS OF                AMOUNT TO BE        OFFERING PRICE    AGGREGATE OFFERING         AMOUNT OF
       SECURITIES TO BE REGISTERED            REGISTERED<F1>          PER UNIT           PRICE<F2>           REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------------------
  ------% Trust Preferred Securities of
    Allegiant Capital Trust I..........    1,725,000 securities        $10.00           $17,250,000             $4,795.50
--------------------------------------------------------------------------------------------------------------------------------
  ------% Junior Subordinated
    Debentures of Allegiant Bancorp,
    Inc.<F2><F3>.......................             --                   --                 --                     N/A
--------------------------------------------------------------------------------------------------------------------------------
  Guarantee of Allegiant Bancorp, Inc.
    with respect to trust preferred
    securities<F3>.....................             --                   --                 --                     N/A
--------------------------------------------------------------------------------------------------------------------------------
  Total................................    1,725,000 securities        $10.00           $17,250,000             $4,795.50
--------------------------------------------------------------------------------------------------------------------------------

<F1> Includes 225,000 trust preferred securities which may be sold pursuant to the underwriters' over-allotment option.
<F2> The junior subordinated debentures will be purchased by Allegiant Capital
     Trust I with the proceeds of the sale of the trust preferred securities. No separate consideration will be received for such debentures which may be distributed to the holders of the trust preferred securities upon any liquidation of Allegiant Capital Trust I.
<F3> This Registration Statement is deemed to cover the trust preferred securities of Allegiant Capital Trust I, the rights of holders of the junior subordinated debentures and the guarantee. No separate consideration will be received for the trust preferred securities guarantee.

                   ------------------------------

    THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
====================================================================

********************************************************************
    Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration
    statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in
    any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.
********************************************************************



PROSPECTUS   Subject to completion, dated July 2, 1999
--------------------------------------------------------------------


1,500,000 TRUST PREFERRED SECURITIES

ALLEGIANT CAPITAL TRUST I

---% CUMULATIVE TRUST PREFERRED SECURITIES
(LIQUIDATION AMOUNT $10 PER TRUST PREFERRED SECURITY)
FULLY AND UNCONDITIONALLY GUARANTEED, AS DESCRIBED IN THIS
PROSPECTUS, BY

ALLEGIANT BANCORP, INC.

      The trust preferred securities represent undivided beneficial interests in the assets of Allegiant Capital Trust I. The Trust will invest the proceeds of this offering of trust preferred securities in the --% junior subordinated debentures of Allegiant Bancorp, Inc.

     For each of the trust preferred securities that you own, you are entitled to receive cumulative cash distributions at an annual rate of --% on March 31, June 30, September 30 and December 31 of each year, beginning September 30, 1999 from payments on the debentures. We may defer payment of distributions at any time for up to 20 consecutive quarters. The trust preferred securities are effectively subordinated to all of our senior and subordinated indebtedness and the senior and subordinated indebtedness of our subsidiaries. The debentures mature, and the trust preferred securities must be redeemed, on -------------, 2029. The Trust may redeem the trust preferred securities, at a redemption price of $10 per trust preferred security plus accumulated and unpaid distributions, at any time on or after -------------, 2004, or earlier under certain circumstances.

     The Trust intends to apply for listing of the trust preferred securities on the American Stock Exchange under the trading symbol "--------."

                  --------------------------------

     WE URGE YOU TO CAREFULLY READ THE "RISK FACTORS" SECTION
BEGINNING ON PAGE 11, WHERE WE DESCRIBE SPECIFIC RISKS RELATED TO AN INVESTMENT IN THE TRUST PREFERRED SECURITIES AND RISKS RELATING TO ALLEGIANT BANCORP, INC., ALONG WITH THE REMAINDER OF THIS
PROSPECTUS, BEFORE YOU MAKE YOUR INVESTMENT DECISION.

                     --------------------------

     THESE SECURITIES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR
OBLIGATIONS OF ANY BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE
SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS
PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
OFFENSE.

                                                                       Per Trust
                                                                   Preferred Security          Total
                                                                   ------------------       -----------
Public offering price.......................................            $10.000             $15,000,000
Underwriting fees to be paid by Allegiant Bancorp, Inc......              0.375                 562,500
Proceeds to the Trust.......................................             10.000              15,000,000

                    ----------------------------

EVEREN SECURITIES, INC.

                      ALLEGIANT BANCORP, INC.

                         BANKING FACILITIES



[Map of the locations of the banking facilities of Allegiant Bank superimposed over a diagram of the states of Missouri and Illinois indicating the locations of the banking facilities in the St. Louis metropolitan area.]


AFFTON                 DES PERES               ST. PETERS                    WARRENTON
8930 Gravois           12100 Manchester Road   3551 Harvester Road           236 East Booneslick Road
Affton, MO 63123       Des Peres, MO 63131     St. Peters, MO 63303          Warrenton, MO 63383
314/631-7500           314/822-7000            314/939-9000                  314/456-3431
BALLWIN<F1>            HAZELWOOD               SOUTH COUNTY                  WEST PORT
15061 Manchester Road  7600 North Lindbergh    7421 South Lindbergh Blvd.    157 Westport Plaza Drive
Ballwin, MO 63011      Hazelwood, MO 63042     Mehlville, MO 63125           Maryland Heights, MO 63146
314/692-8800           314/837-2000            314/892-4000                  314/576-8800
CLAYTON                ST. LOUIS, DOWNTOWN     TOWN & COUNTRY                HEADQUARTERS
7801 Forsyth Blvd.     119 North Broadway      157 Lamp and Lantern Village  2122 Kratky Road
Clayton, MO 63105      St. Louis, MO 63102     Town & Country, MO 63017      St. Louis, MO 63114
314/726-5000           314/621-2220            314/227-2223                  314/692-8200
CRESTWOOD              ST. LOUIS, GRAND        UNION
9792 Watson Road       4323 North Grand Blvd.  509 Highway 50 West
Crestwood, MO 63126    St. Louis, MO 63107     Union, MO 63084
314/965-0600           314/534-3000            314/583-4155

                                                                    <F1> Planned opening in August 1999

     CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

    * the results of our efforts to implement our business strategy;

    * adverse changes in the bank's loan portfolio and the resulting credit risk-related losses and expenses;

    * our ability to manage our growth, including the successful expansion of the customer support, administrative infrastructure and internal management systems necessary to manage such growth;

    * our ability to attract core deposits;

    * adverse changes in the economy of our market area that could increase credit-related losses and expenses;

    * adverse changes in real estate market conditions that could negatively affect credit risk;

    * the consequences of continued bank acquisitions and mergers in our market area, resulting in fewer but much larger and financially stronger competitors, which could increase competition for financial services to our detriment;

    * fluctuations in interest rates and market prices, which could negatively affect net interest margins, asset valuations and expense expectations;

    * changes in regulatory requirements of federal and state agencies applicable to bank holding companies and our present and future banking subsidiaries;

    * general economic conditions;

    * year 2000 (Y2K) computer, embedded chip and related data processing issues; and

    * other factors discussed in "Risk Factors."

    We undertake no obligation to publicly update or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the events discussed in any forward-looking statements in this prospectus might not occur.

                      ------------------------

    You should rely on the information contained or incorporated by reference in this prospectus only. We have not, and our underwriters have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and our underwriters are not, making an offer to sell the trust preferred securities in any jurisdiction where the offer or sale is not permitted.

    You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only.

    Certain persons participating in this offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the trust preferred securities being offered, including over-allotting the trust preferred securities and bidding for and purchasing trust preferred securities at a level above that which otherwise might prevail in the open market. For a description of these activities, see "Underwriting." Such stabilizing transactions, if commenced, may be discontinued at any time. In connection with this offering, certain underwriters (and selling group members) may engage in passive market making transactions in the trust preferred securities on the American Stock Exchange or otherwise in accordance with Rule 103 of Regulation M. See "Underwriting."

                         PROSPECTUS SUMMARY

    This summary highlights information contained elsewhere in this prospectus. Because this is a summary, it may not contain all of the information that is important to you. To understand the offering fully, you should read the entire prospectus, including the financial statements and related notes, before making a decision to invest in the trust preferred securities. The terms "Allegiant," "company," "we," "our" and "corporation" as used in this prospectus refer to Allegiant Bancorp, Inc. and its subsidiaries as a consolidated entity, except where it is made clear that it means only Allegiant. Also, sometimes we refer to our bank subsidiary as the "bank."

                      ALLEGIANT BANCORP, INC.

    We are a bank holding company headquartered in St. Louis, Missouri. Our bank subsidiary, Allegiant Bank, offers full-service community banking and personal trust services to individuals, businesses and municipalities in the St. Louis metropolitan area. Our services include commercial, real estate and installment loans, checking, savings and time deposit accounts, trust and other personal fiduciary services and various other financial services such as securities brokerage, insurance and safe deposit boxes. As of March 31, 1999, we reported, on a consolidated basis, total assets of $620.86 million, loans of $513.54 million, deposits of $481.04 million and shareholders' equity of $49.06 million.

    Since 1989, when we were organized, we have been committed to building a strong, customer-friendly community bank. As a community bank, we are able to respond quickly to our customers through local decision-making and to tailor products and services to meet their needs. We believe this customer-friendly approach provides us with a competitive advantage over many of the larger financial institutions in the St. Louis metropolitan area. In addition, we believe that we have benefited from recent acquisitions of locally headquartered financial institutions by larger regional or national out-of-town financial institutions. Recent acquisitions of financial institutions in our market area include: Bank America Corporation's acquisition of Boatmen's Bancshares, Inc.; Union Planters Corporation's acquisition of Magna Group, Inc.; and the pending acquisition by Firstar Corp. of Mercantile Bancorporation Inc.

    We currently are the fourth largest St. Louis-based bank holding company. We have expanded rapidly through internal growth and acquisitions. We believe that market coverage is necessary, and our goal is to have a banking facility within a 20-minute drive from all principal sectors of the St. Louis metropolitan area.

    Since the beginning of 1998, we have focused primarily on improving the profitability of our banking operations. As a result, we have reduced the amount of one- to four-family mortgages that we hold in our loan portfolio and increased the amount of higher yielding commercial loans. We also have hired several banking professionals with experience in the St. Louis metropolitan area to help us grow our commercial loans and deposits. We have refined our market focus to concentrate exclusively on opportunities in the higher-growth St. Louis metropolitan area and, accordingly, we sold three retail banking offices outside the St. Louis metropolitan area in December 1998. We also have implemented company-wide cost-control efforts to enhance efficiencies of our entire operations.

    Our management team is comprised of experienced individuals who average more than 15 years in the banking or financial services industries. Our directors and executive officers own approximately 35% of our outstanding common stock.

    The St. Louis metropolitan area is the 17th largest metropolitan area in the United States, with a population of approximately 2.45 million. The St. Louis metropolitan area is home to 19 Fortune 1000 companies, such as Anheuser-Busch Companies, Inc., Monsanto Company, Ralston Purina Company and Trans World Airlines, Inc. The St. Louis metropolitan area ranks fifth in the United States as a headquarters location for Fortune 500 companies. In 1998, the St. Louis metropolitan area ranked second in Entrepreneur Magazine's listing of the top places in the United States for small business, marking four straight years on that publication's top ten list, and Inc. magazine placed St. Louis among its top ten areas for growing firms.

    Our principal executive offices are located at 2122 Kratky Road, St. Louis, Missouri 63114, and our telephone number is (314)
692-8200.

                     ALLEGIANT CAPITAL TRUST I

    Allegiant Capital Trust I is a Delaware statutory business trust that we created for the limited purposes of:

    * issuing the trust preferred securities and the trust common securities that we will purchase in connection with the offering;

    * investing the proceeds it receives from the issuance of the trust preferred securities and the trust common securities in an equivalent amount of junior subordinated debentures issued by us; and

    * engaging in activities related to the activities described above.

    The Trust will issue all of the trust preferred securities to the purchasers in this offering. We will purchase all of the trust common securities. The trust common securities will represent an aggregate liquidation amount equal to at least 3.75% of the total capital of the Trust.

    The junior subordinated debentures and payments received thereunder will be the only assets of the Trust, and payments under the junior subordinated debentures will be the only revenue of the Trust.

    The Trust will be governed by the trust agreement among us, as depositor, Bankers Trust (Delaware), as Delaware trustee, and the administrators, who are selected by us.

    The principal executive office of the Trust is c/o Allegiant
Bancorp, Inc. at 2122 Kratky Road, St. Louis, Missouri 63114, and its telephone number is (314) 692-8200.

                                             THE OFFERING



THE ISSUER...........................................  Allegiant Capital Trust I, a Delaware statutory business trust.
THE SECURITIES BEING OFFERED.........................  1,500,000 trust preferred securities having a liquidation amount of $10 per trust preferred security. The trust
                                                       preferred securities represent preferred undivided beneficial interests in the assets of the Trust, which will consist
                                                       solely of the junior subordinated debentures and payments
                                                       received thereunder. We will guarantee payments on the trust preferred securities to the extent of funds in the Trust. We have granted the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to an additional 225,000 trust preferred securities at the initial offering price, solely to cover over-allotments, if any.
THE OFFERING PRICE...................................  $10 per trust preferred security.
THE PAYMENT OF DISTRIBUTIONS.........................  The Trust will pay cash distributions to you on each trust preferred security at an annual rate of --%. The distributions will be cumulative, will accumulate from ------------, 1999, and will be payable in arrears at the end of each calendar quarter, commencing September 30, 1999.


                                 5


WE HAVE THE OPTION TO DEFER INTEREST
  PAYMENTS...........................................  At any time we are not in default under the junior subordinated debentures, we may defer payments of interest on the junior subordinated debentures for up to 20 consecutive quarters, but not beyond their stated maturity date. The Trust will defer quarterly distributions on the trust preferred
                                                       securities during any time that we defer payments on the
                                                       junior subordinated debentures. Deferred quarterly
                                                       distributions will continue to accumulate distributions at an annual rate of --% and unpaid distributions will accumulate additional distributions at an annual rate of --% compounded quarterly. During any period that we defer interest payments, we may not declare or pay any cash distributions on our
                                                       capital stock or repay any debt securities that rank equal to or lower than the junior subordinated debentures. After the end of any period in which we defer interest payments, if we have paid all deferred and current interest under the junior subordinated debentures, we may defer interest payments again.
                                                       If we defer interest payments, you will be required to include deferred distributions in your gross income for United States federal income tax purposes and you may be required to pay taxes on the deferred distributions before you receive the deferred distributions.
MATURITY.............................................  The junior subordinated debentures are scheduled to mature on
                                                       ------------, 2029 unless we shorten the maturity date to a date no earlier than ------------, 2004. We will not shorten the maturity date unless we have first received any required regulatory approvals. The Trust must redeem the trust
                                                       preferred securities when the junior subordinated debentures are paid on the maturity date.
REDEMPTION OF THE TRUST PREFERRED SECURITIES IS
  POSSIBLE...........................................  The Trust must redeem the trust preferred securities if we repay the junior subordinated debentures. Subject to any
                                                       regulatory approvals that may then be required, we may redeem the junior subordinated debentures prior to their scheduled maturity (1) on or after ------------, 2004, in whole at any time or in part from time to time, or (2) at any time, in
                                                       whole, but not in part, within 90 days after:
                                                       * certain tax events occur or become likely to occur;
                                                       * the Trust is or becomes likely to be deemed to be an
                                                         investment company; or
                                                       * there is an adverse change in the treatment of the trust preferred securities as Tier 1 capital for bank regulatory purposes.


                                 6


                                                       Upon any redemption of the junior subordinated debentures we will use the cash proceeds of the redemption to pay you the liquidation amount of $10 per trust preferred security plus any accumulated and unpaid distributions through the date of redemption.
HOW THE SECURITIES WILL RANK IN RIGHT OF
  PAYMENT............................................  The trust preferred securities, junior subordinated debentures and guarantee will rank as follows with regard to right of payment:
                                                       * The trust preferred securities will rank equally with the trust common securities. The Trust will pay distributions on the trust preferred securities and the trust common
                                                         securities pro rata. However, if we fail to pay interest
                                                         payments on the junior subordinated debentures, then no
                                                         distributions on the trust common securities will be paid
                                                         until all accumulated and unpaid distributions on the trust preferred securities have been paid.
                                                       * Our obligations under the junior subordinated debentures are unsecured and generally will rank junior in priority to our existing and future senior and other subordinated
                                                         indebtedness.
                                                       * Our obligations under the guarantee are unsecured and
                                                         generally will rank junior in priority to our existing and future senior and other subordinated indebtedness.
                                                       * Because we are a holding company, the junior subordinated debentures and the guarantee will effectively be
                                                         subordinated to all existing and future liabilities of our subsidiaries.
THE JUNIOR SUBORDINATED DEBENTURES MAY BE DISTRIBUTED
  TO YOU.............................................  Under certain circumstances and after we obtain any necessary regulatory approvals, we may dissolve the Trust. If we
                                                       dissolve the Trust, after satisfaction of any of the Trust's liabilities to creditors, the Trust will distribute to you your pro rata share of the junior subordinated debentures in liquidation of the Trust.
OUR GUARANTEE OF PAYMENT.............................  We will fully and unconditionally guarantee that the Trust will pay you distributions quarterly, if not deferred, and the liquidation amount upon liquidation of the Trust, but only, in each case, to the extent funds are held by the Trust. We will guarantee the trust preferred securities based on:
                                                       * our obligations to make payments on the junior subordinated debentures;
                                                       * our obligations under a guarantee executed for the benefit of the holders of the trust preferred securities; and



                                 7


                                                       * our obligations under the indenture and trust agreement.
                                                       If we do not make payments on the junior subordinated
                                                       debentures, the Trust will not have sufficient funds to make payments on the trust preferred securities. The guarantee does not cover payments when the Trust does not have sufficient funds.
LIMITED VOTING RIGHTS................................  You will have no voting rights except in limited circumstances.
USE OF PROCEEDS......................................  The Trust will invest all of the proceeds from the sale of the trust preferred securities and the trust common securities in our junior subordinated debentures. We intend to use the net proceeds from our sale of the junior subordinated debentures
                                                       (1) to infuse approximately $8.00 million of capital into the bank, (2) to repay approximately $2.50 million of corporate indebtedness, including a revolving line of credit with a balance of $2.00 million, the proceeds of which were used to repurchase shares of our common stock and (3) for general corporate purposes, including possible future repurchases of our common stock.
                                                       Funds retained for general corporate purposes will be temporarily invested in short-term investment securities.
LACK OF RATING.......................................  The trust preferred securities will not be rated by a nationally recognized statistical rating organization and are not anticipated to be rated in the future.
AMERICAN STOCK EXCHANGE SYMBOL.......................  We will apply to list the trust preferred securities on the
                                                       American Stock Exchange under the symbol "---------."
BOOK-ENTRY...........................................  The trust preferred securities will be represented by a global security that will be deposited with and registered in the name of The Depository Trust Company, New York, New York, or its nominee. This means that you will not receive a
                                                       certificate for your trust preferred securities.
ERISA CONSIDERATIONS.................................  You should carefully consider the information set forth under
                                                       "Certain ERISA Considerations."

                            RISK FACTORS

    Before purchasing the trust preferred securities offered by this prospectus you should carefully consider the "Risk Factors" beginning on page 11.

                SUMMARY CONSOLIDATED FINANCIAL DATA

    The following is our summary consolidated financial information. The balance sheet and income statement data as of or for the five years ended December 31, 1998 are taken from our audited consolidated financial statements as of the end of and for each such year. The balance sheet and income statement data as of or for the three months ended March 31, 1999 and 1998 are taken from our unaudited condensed consolidated financial statements as of the end of and for each such three-month period. The quarterly data include all adjustments which are, in our opinion, necessary to present a fair statement of these periods and are of a normal recurring nature. Results for the three months ended March 31, 1999 are not necessarily indicative of results for the entire year. You should read this summary consolidated financial information in conjunction with our consolidated financial statements and notes that appear in this prospectus.

                                                  THREE MONTHS
                                                 ENDED MARCH 31,                   YEARS ENDED DECEMBER 31,
                                               -------------------   ----------------------------------------------------
                                                 1999       1998       1998       1997       1996       1995       1994
                                               --------   --------   --------   --------   --------   --------   --------
                                                        (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
INCOME STATEMENT DATA:
  Interest income............................  $ 11,925   $ 12,270   $ 49,218   $ 37,765   $ 25,056   $ 19,252   $  9,994
  Interest expense...........................     6,088      6,841     27,267     21,466     14,999     11,206      4,584
                                               --------   --------   --------   --------   --------   --------   --------
    Net interest income......................     5,837      5,429     21,951     16,299     10,057      8,046      5,410
  Provisions for loan losses.................       562        400      2,420      2,397      1,448        977        849
                                               --------   --------   --------   --------   --------   --------   --------
    Net interest income after provision......     5,275      5,029     19,531     13,902      8,609      7,069      4,561
                                               --------   --------   --------   --------   --------   --------   --------
  Other income...............................     1,254      1,109      9,324      3,298      1,393        654        513
  Other expense..............................     4,858      5,118     21,295     13,069      7,019      5,625      3,764
                                               --------   --------   --------   --------   --------   --------   --------
    Income before income taxes...............     1,671      1,020      7,560      4,131      2,938      2,098      1,310
  Provision for income taxes.................       669        393      3,026      1,716      1,175        823        509
                                               --------   --------   --------   --------   --------   --------   --------
    Net income...............................  $  1,002   $    627   $  4,534   $  2,415   $  1,808   $  1,275   $    801
                                               ========   ========   ========   ========   ========   ========   ========
COMMON SHARE DATA:
  Book value per share at period-end.........  $   7.48   $   6.87   $   7.36   $   6.88   $   4.80   $   4.25   $   3.60
  Basic earnings per share...................      0.15       0.10       0.72       0.54       0.55       0.42       0.35
  Diluted earnings per share.................      0.15       0.09       0.68       0.49       0.48       0.42       0.35
  Cash dividends declared per share..........      0.05       0.03       0.12       0.08       0.06       0.04       0.02
  Dividend payout ratio......................     32.73%     24.56%     20.22%     13.77%     10.34%      8.86%      7.24%
BALANCE SHEET DATA (AT PERIOD-END):
  Total assets...............................  $620,857   $617,600   $596,274   $608,237   $377,564   $280,386   $171,927
  Total loans................................   520,306    507,156    495,668    484,863    291,926    181,544    121,393
  Indebtedness:
    Short-term borrowings....................    10,039     11,038     14,542     15,729     11,637      4,108     14,756
    Federal Home Loan Bank advances..........    64,125     64,625     66,125     47,475     31,500     21,100      7,750
    Other borrowings.........................    13,150     13,650     13,150     13,650      7,663      8,619      4,704
  Total deposits.............................   481,038    479,776    450,766    484,641    308,670    231,309    134,884
  Shareholders' equity.......................    49,059     43,017     48,104     42,071     16,386     13,938      8,453
SELECTED FINANCIAL RATIOS AND OTHER DATA:
  Performance Ratios:
    Net interest margin......................      4.17%      3.81%      3.82%      3.71%      3.39%      3.71%      4.27%
    Net interest spread......................      3.66       3.33       3.33       3.20       2.92       3.22       3.84
    Other income to average assets...........      0.83       0.72       1.51       0.71       0.45       0.29       0.38
    Other expense to average assets..........      3.22       3.34       3.44       2.82       2.27       2.47       2.82
    Return on average total assets...........      0.67       0.41       0.73       0.52       0.59       0.56       0.60
    Return on average shareholders' equity...      8.41       5.98      10.14       9.55      12.17      10.86       9.91
    Total loans to total deposits at
     period-end..............................    108.16     105.71     109.96     100.05      94.58      78.49      90.00
    Average interest earning assets to
     average interest bearing liabilities....    111.90     110.01     110.34     110.33     109.27     109.55     111.90
    Efficiency ratio.........................     68.51      78.28      68.07      66.69      61.30      64.66      63.55
    Average assets per employee..............  $  2,680   $  2,438   $  2,879   $  2,835   $  2,835   $  2,480   $  2,301
  Asset Quality Ratios (at period-end):
    Allowance for loan losses to total
     loans...................................      1.30%      1.07%      1.30%      1.07%      1.06%      1.17%      1.20%
    Non-performing loans to total loans......      0.37       0.20       0.36       0.28       0.24       0.17       0.14
    Allowance for loan losses to total
     non-performing loans....................    354.24     547.43     362.32     377.12     447.98     691.56     841.04
    Net charge offs to average loans.........      0.05       0.03       0.25       0.19       0.21       0.19       0.19
    Non-performing assets to total assets....      0.31       0.23       0.30       0.28       0.18       0.11       0.12

                                                  THREE MONTHS
                                                 ENDED MARCH 31,                   YEARS ENDED DECEMBER 31,
                                               -------------------   ----------------------------------------------------
                                                 1999       1998       1998       1997       1996       1995       1994
                                               --------   --------   --------   --------   --------   --------   --------
                                                                         (DOLLARS IN THOUSANDS)
  Ratio of Earnings to Fixed Charges:
    Including deposit interest...............      1.27x      1.16x      1.28x      1.19x      1.20x      1.19x      1.28x
    Excluding deposit interest...............      2.31x      1.81x      2.38x      1.96x      1.99x      1.95x      2.64x
  Allegiant Capital Ratios (at period-end):
    Total risk-based capital.................      8.49%      8.29%      8.68%      8.14%      8.55%     11.51%      8.51%
    Tier 1 risk-based capital................      7.24       6.52       7.42       6.39       6.10       7.98       7.24
    Tier 1 leverage capital..................      6.14       4.84       5.83       6.15       4.38       5.12       4.98
  Allegiant Bank Capital Ratios (at
   period-end):
    Total risk-based capital.................     10.63       9.18      10.93       9.35      10.06      14.40      13.10
    Tier 1 risk-based capital................      9.38       8.11       9.68       8.27       8.87      13.13      11.77
    Tier 1 leverage capital..................      7.81       6.31       7.61       7.76       6.37       8.63       8.02
  Other Data:
    Number of banking facilities at
     period-end..............................        14         15         13         14          8          7          6
    Goodwill amortization....................      $250       $233       $910       $358        $67       $104        $68

    All share and per share amounts included above have been restated to reflect: (1) a six-for-five stock split effected in January 1994; (2) a five-for-three stock split effected in January 1995; (3) a 10% stock dividend paid in January 1996; (4) a 10% stock dividend paid in January 1997; (5) a five-for-four stock split effected in January 1998; and (6) a six-for-five stock split effected in January 1999.

    For purposes of the above table: (1) short-term borrowings consist of federal funds purchased, repurchase agreements and amounts due in 12 months or less on our term debt; and (2) other borrowings consist of amounts due in more than 12 months on our term debt and our outstanding subordinated debentures and convertible subordinated debentures.

    Our efficiency ratio is the quotient of our other expense over the sum of our net interest income and other income.

    For purposes of calculating the ratio of earnings to combined fixed charges, earnings consist of earnings before income taxes plus interest and one-half of rental expense. Fixed charges, excluding interest on deposits, consist of interest on indebtedness and one-half of rental expense (which is deemed representative of the interest factor). Fixed charges, including interest on deposits, consists of the foregoing items plus interest on deposits.

                            RISK FACTORS

    You should carefully consider the following risk factors before purchasing the trust preferred securities offered by this prospectus. There could be other factors not listed below that may affect the Trust and us.

      RISK FACTORS RELATING TO THE TRUST PREFERRED SECURITIES

THE TRUST WILL RELY SOLELY UPON PAYMENTS BY US AND, INDIRECTLY, ON PAYMENTS BY THE BANK FOR FUNDS TO MAKE DISTRIBUTIONS ON THE TRUST
PREFERRED SECURITIES.

    The Trust will depend solely on our payments on the junior subordinated debentures to pay amounts due to you on the trust preferred securities. We are a separate legal entity from our subsidiaries and do not have significant operations of our own. We will depend primarily on any dividends we receive from our subsidiaries, which may be limited by regulations, and our cash and liquid investments, to pay interest to the Trust on the junior subordinated debentures. We anticipate that an additional source of funds for payments of interest on the junior subordinated debentures will be borrowings, including future borrowings from time to time under our revolving line of credit. Prospective investors should be aware that our existing revolving line of credit is short-term in nature, and we may not be able to renew the line of credit in order to pay interest on the junior subordinated debentures.

OUR OBLIGATIONS UNDER THE GUARANTEE AND THE JUNIOR SUBORDINATED
DEBENTURES ARE SUBORDINATE TO MOST OF OUR OTHER CREDITORS AND ALL OF THE CREDITORS OF THE BANK.

    Our obligations under the guarantee and the junior subordinated debentures are unsecured and are subordinate in right of payment to all of our existing and future senior debt, subordinated debt and additional senior obligations, which totaled $87.31 million at March 31, 1999.

    Because we are a holding company, the creditors of our subsidiaries also will have priority over you in any distribution of our subsidiaries' assets in a liquidation, reorganization or otherwise. Therefore, the junior subordinated debentures will be effectively subordinated to all existing and future liabilities of our subsidiaries, and you should look only to our assets for payments on the junior subordinated debentures. The junior subordinated debentures do not limit our ability or the ability of our subsidiaries to incur additional debt. See "Description of Junior Subordinated Debentures--Subordination."

WE MAY DEFER INTEREST PAYMENTS UNDER THE JUNIOR SUBORDINATED
DEBENTURES.

    So long as we are not in default under the junior subordinated debentures, we may defer the payment of interest on the junior subordinated debentures at any time or from time to time for up to 20 consecutive quarters. Any deferral, however, cannot extend beyond the stated maturity date of the junior subordinated debentures.

    During any period in which we defer interest payments, the Trust will defer quarterly distributions on the trust preferred securities, which will continue to accumulate distributions at an annual rate of --% and unpaid distributions will accumulate additional distributions at the annual rate of --% compounded quarterly from the relevant distribution payment date. During a deferral period you will continue to accumulate income, in the form of original issue discount, for federal income tax purposes on the trust preferred securities, but you will not receive distributions attributable to that income. In addition, during a deferral period, your tax basis in the trust preferred securities will increase by the amount of accumulated but unpaid distributions. If you sell the trust preferred securities during a deferral period, your increased tax basis will decrease the amount of any capital gain or increase the amount of any capital loss that you may have otherwise recognized on the sale. A capital loss, except in certain limited circumstances, cannot be applied to offset ordinary income. As a result, deferral of distributions could result in ordinary income, a related tax liability for the holder, and a capital loss that may only be used to offset a capital gain. See "Description of Junior Subordinated Debentures--Option to Extend
Interest Payment Period" and "Certain United States Federal Income
Tax Consequences."

    Should we elect to exercise our right to defer interest payments on the junior subordinated debentures, the market price for the trust preferred securities would likely be adversely affected. If you dispose of trust preferred securities during a deferral period, you might not recover the same return on your investment as someone who continues to hold trust preferred securities. Due to our right to defer interest payments, the market price of the trust preferred securities may be more volatile than the market prices of other securities without the deferral feature.

THE GUARANTEE COVERS PAYMENTS ONLY IF THE TRUST HAS CASH AVAILABLE.

    If we do not make payments on the junior subordinated debentures, the Trust will not have sufficient funds to pay distributions or the $10 per trust preferred security liquidation amount. Because the guarantee does not cover payments when the Trust does not have sufficient funds, you will not be able to rely on the guarantee for payment of these amounts. Instead, you or the property trustee may enforce the rights of the Trust under the junior subordinated debentures directly against us. See "Description of Guarantee."

IN CERTAIN CIRCUMSTANCES THE TRUST MAY REDEEM THE TRUST PREFERRED
SECURITIES, WHICH WOULD REQUIRE YOU TO REINVEST YOUR PRINCIPAL
SOONER THAN EXPECTED.

    Under the following circumstances and, subject to regulatory approvals, we may redeem the junior subordinated debentures before the stated maturity of the junior subordinated debentures:

    * We may redeem the junior subordinated debentures in whole, but not in part, prior to maturity within 90 days after certain occurrences at any time during the life of the Trust. These occurrences include certain adverse tax, Investment Company Act or bank regulatory developments. If we redeem the junior subordinated debentures due to the occurrence of one of these events, the Trust will redeem the trust preferred securities.

    * We may also at any time shorten the maturity of the junior subordinated debentures to a date not earlier than
     -----------------, 2004.

    If we redeem the junior subordinated debentures, the Trust will redeem a pro rata amount of the trust preferred securities, and you may be required to reinvest your principal at a time when you may not be able to earn a return that is as high as you were earning on the trust preferred securities. See "Description of Trust Preferred Securities--Redemption."

YOU WILL HAVE ONLY LIMITED VOTING RIGHTS, AND WE CAN AMEND THE TRUST AGREEMENT UNDER CERTAIN CIRCUMSTANCES WITHOUT YOUR CONSENT.

    You will have limited voting rights as a holder of trust preferred securities. Your voting rights will relate only to the modification of the trust preferred securities and the exercise of the Trust's rights as holder of the junior subordinated debentures. You will not usually be able to appoint, remove or replace the property trustee or the Delaware trustee because these rights generally reside with us as the holder of the trust common securities. However, if an event of default under the trust agreement occurs and is continuing, the holders of a majority in aggregate liquidation amount of the trust preferred securities may remove the trustees. Even if it would adversely affect your rights, we, together with the property trustee and the trust administrators may amend the trust agreement without your consent to ensure that the Trust will be classified as a grantor trust for United States federal income tax purposes or to ensure that the Trust will not be required to register as an investment company.

WE CAN DISTRIBUTE THE JUNIOR SUBORDINATED DEBENTURES TO YOU, WHICH MAY HAVE ADVERSE TAX CONSEQUENCES FOR YOU AND WHICH MAY AFFECT THE MARKET PRICE OF THE TRUST PREFERRED SECURITIES.

    The Trust may be dissolved at any time before maturity of the junior subordinated debentures on ------------, 2029. As a result, and subject to the terms of the trust agreement, the trustees may distribute the junior subordinated debentures to the holders of the trust preferred securities. See "Description of Trust Preferred Securities--Liquidation Distribution Upon Dissolution."

    We cannot predict the market price for the junior subordinated debentures that may be distributed. Accordingly, the junior subordinated debentures that you receive upon a distribution, or the trust preferred securities you hold pending such a distribution, may trade at a price that is less than you paid to purchase the trust preferred securities. Because you may receive junior subordinated debentures, you must also make an investment decision with regard to the junior subordinated debentures. You should carefully review all of the information regarding the junior subordinated debentures contained in this prospectus.

    Under current United States federal income tax laws, a distribution of the junior subordinated debentures to you upon the dissolution of the Trust would not be a taxable event to you. Nevertheless, if the Trust is classified for United States federal income tax purposes as an association taxable as a corporation at the time it is dissolved, the distribution of the junior subordinated debentures would be a taxable event to you. In addition, if there is a change in law, a distribution of junior subordinated debentures upon the dissolution of the Trust could be a taxable event to you. See "Certain United States Federal Income Tax Consequences."

    If the junior subordinated debentures are distributed by the Trust, we will apply to list the junior subordinated debentures for trading on the American Stock Exchange. However, we may not be able to achieve that listing and a market for the junior subordinated debentures may not develop.

THE HOLDERS OF THE TRUST PREFERRED SECURITIES AND THE JUNIOR
SUBORDINATED DEBENTURES ARE NOT PROTECTED BY COVENANTS IN THE
INDENTURE OR THE TRUST AGREEMENT.

    Neither the indenture, which sets forth the terms of the junior subordinated debentures, nor the trust agreement, which sets forth the terms of the trust preferred securities and the trust common securities, protects holders of junior subordinated debentures or the trust preferred securities, respectively, in the event we experience significant adverse changes in our financial condition or results of operations. In addition, neither the indenture nor the trust agreement limits our ability or the ability of any subsidiary to incur additional indebtedness. Therefore, the provisions of these governing instruments should not be considered a significant factor in evaluating whether we will be able to comply with our obligations under the junior subordinated debentures or the guarantee.

YOU MUST RELY ON THE PROPERTY TRUSTEE TO ENFORCE YOUR RIGHTS IF
THERE IS AN EVENT OF DEFAULT UNDER THE INDENTURE.

    You may not be able to directly enforce your rights against us if an event of default under the indenture occurs. If an event of default under the indenture occurs and is continuing, the event also will be an event of default under the trust agreement. In that case, you would rely on the enforcement by the property trustee of its rights against us as holder of the junior subordinated debentures. The holders of a majority in liquidation amount of the trust preferred securities will have the right to direct the property trustee to enforce its rights. If the property trustee does not enforce its rights following an event of default and a request by the record holders to do so, any record holder may take action directly against us to enforce the property trustee's rights. If an event of default occurs under the trust agreement that is attributable to our failure to pay interest or principal on the debentures, or if we default under the guarantee, you may proceed directly against us. You will not be able to exercise directly any other remedies available to the holders of the junior subordinated debentures unless the property trustee fails to do so.

THE MARKET PRICE FOR THE TRUST PREFERRED SECURITIES MAY DECLINE
AFTER YOU INVEST.

    The market price for the trust preferred securities may decline during any period that we are deferring interest payments on the junior subordinated debentures. If this were the case, the trust preferred securities would not trade at a price that accurately reflects the value of accumulated but unpaid interest on the underlying junior subordinated debentures.

    There is no current public market for the trust preferred securities. Although we plan to list the trust preferred securities on the American Stock Exchange, there is no guarantee that an active or liquid public trading market will develop for the trust preferred securities or that listing of the trust preferred securities will continue on the American Stock Exchange. If an active trading market does not develop, the market price and liquidity of the trust preferred securities will be adversely affected. Even if an active public market does develop, there is no guarantee that the market price for the trust preferred securities will equal or exceed the price you pay for the trust preferred securities.

    Future trading prices of the trust preferred securities may be subject to significant fluctuations in response to prevailing interest rates, our future operating results and financial condition, the market for similar securities and general economic and market conditions. The initial public offering price of the trust preferred securities has been set by negotiations between us and our underwriters and may be greater than the market price following the offering.

THE TRUST PREFERRED SECURITIES ARE NOT FDIC INSURED.

    Neither the Federal Deposit Insurance Corporation nor any other governmental agency has insured the trust preferred securities.

WE HAVE NOT SOUGHT AN INVESTMENT RATING FOR THE TRUST PREFERRED
SECURITIES.

    The trust preferred securities are not rated by any rating agency and are not anticipated to be rated in the future. We believe, however, that if the trust preferred securities were to be rated at this time, the rating determined would be that of speculative grade.

        RISK FACTORS RELATING TO ALLEGIANT AND ITS INDUSTRY

WE MAY EXPERIENCE DIFFICULTIES IN MANAGING OUR GROWTH.

    As part of our general strategy, we may acquire banks and related businesses that we believe provide a strategic fit with our business. To the extent that we do grow, we cannot assure you that we will be able to adequately and profitably manage such growth. In addition, we may not be able to obtain regulatory approval for acquisitions we want to make. Acquiring other banks and businesses will involve risks commonly associated with acquisitions, including:

    * potential exposure to liabilities of banks and businesses we acquire;

    * difficulty and expense of integrating the operations and personnel of banks and businesses we acquire;

    * potential disruption to our business;

    * potential diversion of our management's time and attention;

    * impairment of relationships with and the possible loss of key employees and customers of the banks and businesses we acquire; and

    * incurrence of amortization expense if we account for an acquisition as a purchase and dilution to our shareholders if we use our common stock as consideration for the acquisition.

    We recognized operating losses in the fourth quarter of 1997 totaling approximately $0.75 million in connection with two branch acquisitions and upgrading our computer system to an entirely new operating system. We believe these losses were systemic and non-recurring. Throughout 1998, we invested significant resources in reengineering several operational processes and in additional training in an effort to address the problems that resulted in the losses.

IT MAY BE DIFFICULT FOR US TO MAINTAIN OUR HISTORICAL GROWTH RATE.

    We have completed various acquisitions and opened additional branches in the past few years that have significantly enhanced our rate of growth. We cannot provide you assurances that we will continue to sustain this rate of growth or grow at all. Competition for suitable acquisition candidates is intense. We may target acquisition candidates that a variety of larger financial institutions with substantially greater resources than us also may be interested in acquiring, which may make it more difficult for us to acquire any candidate.

THE LOSS OF CERTAIN KEY PERSONNEL COULD ADVERSELY AFFECT OUR
OPERATIONS.

    Our success depends in large part on the retention of key personnel, including Shaun R. Hayes, our President and Chief
Executive Officer, Marvin S. Wool, our Chairman, and certain other executive officers.

    We will likely undergo a difficult transition period if we lose the services of any of these individuals. In recognition of this risk, we own and are the beneficiary of an insurance policy on the life of Mr. Hayes providing death benefits of $2.00 million.

    Our success also depends on the experience of the managers of our banking facilities and on their relationships with the communities they serve. The loss of these key persons could negatively impact the affected banking operations. We may not be able to retain our current key personnel or attract additional qualified key persons as needed.

CHANGES IN THE LOCAL ECONOMIC CONDITIONS COULD ADVERSELY AFFECT OUR LOAN PORTFOLIO.

    Our success depends to a great extent upon the general economic conditions of the St. Louis metropolitan area. Unlike larger banks that are more geographically diversified, we primarily provide banking and financial services to customers in the St. Louis metropolitan area. Our commercial, real estate and construction loans, and the ability of the borrowers to repay these loans and the value of the collateral securing these loans, are impacted by our local economic conditions. We cannot assure you that favorable economic conditions will exist in our market.

OUR ALLOWANCE FOR LOAN LOSSES MAY NOT BE ADEQUATE TO COVER ACTUAL
LOAN LOSSES.

    As a lender, we are exposed to the risk that our customers will be unable to repay their loans according to their terms and that any collateral securing the payment of their loans may not be sufficient to assure repayment. Credit losses are inherent in the lending business and could have a material adverse effect on our operating results. Our credit risk with respect to our real estate and construction loan portfolio relates principally to the general creditworthiness of individuals and the value of real estate serving as security for the repayment of loans. Our credit risk with respect to our commercial and consumer installment loan portfolio relates principally to the general creditworthiness of businesses and individuals within our local market.

    We make various assumptions and judgments about the collectibility of our loan portfolio and provide an allowance for potential losses based on a number of factors. If our assumptions are wrong, our allowance for loan losses may not be sufficient to cover our loan losses. We may have to increase the allowance in the future. Additions to our allowance for loan losses would decrease our net income.

WE MAY BE UNABLE TO MANAGE INTEREST RATE RISKS THAT COULD REDUCE OUR NET INTEREST INCOME.

    Like other financial institutions, our results of operations are affected principally by net interest income which is the difference between interest earned on loans and investments and interest expense paid on deposits and other borrowings. We cannot predict or control changes in interest rates. Regional and local economic conditions and the policies of regulatory authorities, including monetary policies of the Board of Governors of the Federal Reserve System, affect interest income and interest expense. While we continually take measures intended to manage the risks from changes in market interest rates, changes in interest rates can still have a material adverse effect on our profitability.

    In addition, certain assets and liabilities may react in different degrees to changes in market interest rates. For example, interest rates on some types of assets and liabilities may fluctuate prior to changes in broader market interest rates, while rates on other types may lag behind. Further, some of our assets, such as adjustable rate mortgages, have features, including rate caps, which restrict changes in their interest rates.

    Factors such as inflation, recession, unemployment, money supply, international disorders, instability in domestic and foreign financial markets, and other factors beyond our control may affect interest rates. Changes in market interest rates also will affect the level of voluntary prepayments on our loans and the receipt of payments on our mortgage-backed securities resulting in the receipt of proceeds that may be reinvested at a lower rate than the loan or mortgage-backed security being prepaid. Although we pursue an asset-liability management strategy designed to control our risk from changes in market interest rates, changes in interest rates can still have a material adverse effect on our profitability.

INSIDERS MAY CONTROL OUR FUTURE OPERATIONS AS A RESULT OF THE
CONCENTRATION OF CONTROL OF OUR COMMON STOCK.

    Our executive officers and directors beneficially own approximately 35% of our outstanding common stock. As a result, these insiders may be able to control the election of our Board of Directors and thus our direction and future operations, and our other shareholders may lack an effective vote with respect to such matters. See "Beneficial Ownership."

WE CANNOT PREDICT HOW CHANGES IN TECHNOLOGY WILL IMPACT OUR
BUSINESS.

    The financial services industry, including the banking sector, is increasingly affected by advances in technology, including developments in:

    * telecommunications;

    * data processing;

    * automation;

    * Internet banking;

    * telebanking; and

    * debit cards and so-called "smart cards."

    Our ability to compete successfully in the future will depend on whether we can anticipate and respond to technological changes. To develop these and other new technologies we will likely have to make additional capital investments. Although we continually invest in new technology, we cannot assure you that we will have sufficient resources or access to the necessary technology to remain competitive in the future.

THE BANKING BUSINESS IS HIGHLY COMPETITIVE.

    We operate in a competitive environment. In the St. Louis metropolitan area, other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms and other financial intermediaries offer similar services. Many of these competitors have substantially greater resources and lending limits and may offer certain services we do not currently provide. In addition, some of our nonbank competitors are not subject to the same extensive regulations that govern our subsidiary bank and businesses. Our profitability depends upon the ability of the bank to compete in our market area. See "Business--Competition."

OUR OPERATIONS MAY BE ADVERSELY AFFECTED IF WE, OR CERTAIN PERSONS WITH WHOM WE DO BUSINESS, FAIL TO ADEQUATELY ADDRESS THE YEAR 2000 ISSUE.

    A critical issue has emerged in the banking industry and for the economy overall regarding how existing application software programs and operating systems can accommodate the date value for the year 2000. The "year 2000 issue" arose because many of these existing programs and systems use only the last two digits in referring to a year. Therefore, these computer programs do not properly recognize a year beginning with "20" instead of the familiar "19." If not corrected, many computer applications and other technology-based systems could fail or create erroneous results. The effects of this problem will vary from system to system, and the extent of the potential impact of the year 2000 problem is not yet known. The year 2000 problem may adversely affect a bank's operations. We could experience interruptions in our business and suffer significant losses if we, or a supplier or vendor with whom we contract, are unable to achieve year 2000 readiness before January 1, 2000. We are in the process of working with our third party service providers and software vendors to assure both Allegiant and the bank are prepared for the year 2000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000."

WE ARE SUBJECT TO EXTENSIVE REGULATION.

    The banking industry is heavily regulated under both federal and state law. These regulations are primarily intended to protect depositors and the Federal Deposit Insurance Corporation, not our creditors or shareholders. We and our nonbank subsidiaries also are subject to the supervision of the Federal Reserve Board, in addition to other regulatory and self-regulatory organizations. Regulations affecting banks and financial services companies undergo continuous change, and the ultimate effect of such changes cannot be predicted. Regulations and laws may be modified at any time, and new legislation may be enacted that affects us, our bank or our nonbank subsidiaries. We cannot assure you that such modifications or new laws will not adversely affect us. See "Business--Supervision and Regulation."

    We will depend primarily upon dividends from the bank to meet our obligations under the junior subordinated debentures. Banking regulations may restrict or even prevent us from receiving dividends from the bank in the future.

                          USE OF PROCEEDS

    The Trust will invest all the proceeds from the sale of the trust preferred securities in the junior subordinated debentures. We will use the net proceeds we receive from the sale of the junior subordinated debentures, which we estimate to be approximately $14,087,500 ($16,253,125 if the underwriters' over-allotment option is exercised in full):

    * to infuse approximately $8.00 million of capital into the bank;

    * to repay approximately $2.50 million of corporate indebtedness consisting of $2.00 million under a revolving line of credit and a $0.50 million principal repayment on term debt. The revolving line of credit bears interest at the prime rate (currently 8.00% per annum) and matures in November 1999. The term loan bears interest at the rate of 7.00% per annum and matures in November 2001. Proceeds of the line of credit, together with cash on hand of $0.32 million, were used to repurchase 232,010 shares of our common stock for $2.32 million; and

    * for general corporate purposes, including possible future repurchases of our common stock.

Funds retained for general corporate purposes will be temporarily invested in short-term investment securities.

                           CAPITALIZATION

    The following tables set forth (1) our consolidated capitalization at March 31, 1999, (2) our consolidated capitalization giving effect to the issuance of the trust preferred securities, (3) our actual consolidated regulatory capital ratios as of March 31, 1999, and (4) our capital ratios after giving effect to the issuance of the trust preferred securities. The tables assume application of the net proceeds from the corresponding sale of the junior subordinated debentures to the Trust as if the sale of the trust preferred securities had been completed on March 31, 1999, and as if the underwriters' over-allotment was not exercised. The tables do not include the effects of the common stock repurchase described below.

                                                                          MARCH 31, 1999
                                                                   ----------------------------
                                                                    ACTUAL         AS ADJUSTED
                                                                   ---------       ------------
                                                              (DOLLARS IN THOUSANDS, EXCEPT SHARE
                                                                      AND PER SHARE AMOUNTS)
DEPOSITS:
Noninterest-bearing deposits................................       $ 51,627          $ 51,627
Interest-bearing deposits...................................        429,411           429,411
                                                                   --------          --------
    Total deposits..........................................       $481,038          $481,038
                                                                   ========          ========
INDEBTEDNESS:
Short-term borrowings.......................................       $ 10,039          $ 10,039
Federal Home Loan Bank advances.............................         64,125            64,125
Company Obligated Mandatorily Redeemable Trust Preferred
  Securities of Subsidiary Trust Holding Solely Subordinated
  Debentures................................................             --            15,000
Other borrowings............................................         13,150            13,150
                                                                   --------          --------
    Total indebtedness......................................       $ 87,314          $102,314
                                                                   ========          ========
SHAREHOLDERS' EQUITY:
Common Stock, $0.01 par value; 20,000,000 shares authorized;
  6,558,015 shares issued and outstanding...................       $     65          $     65
Capital surplus.............................................         42,026            42,026
Retained earnings...........................................          7,057             7,057
Accumulated other comprehensive income......................            (89)              (89)
                                                                   --------          --------
    Total shareholders' equity..............................       $ 49,059          $ 49,059
                                                                   ========          ========

    In July 1999, we repurchased 232,010 shares of our common stock in a privately negotiated transaction. The aggregate purchase price was $2.32 million, which primarily was funded by a $2.00 million borrowing under our revolving line of credit which had a zero balance as of March 31, 1999 and will have a zero balance after the application of $2.00 million of the net proceeds of this offering.

                                                                MARCH 31, 1999
                                         -------------------------------------------------------------
                                                           ACTUAL                          AS ADJUSTED
                                         -------------------------------------------       -----------
                                                          "WELL-            EXCESS/
                                                       CAPITALIZED"        (DEFICIT)
                                         CAPITAL       STANDARD<F1>         CAPITAL        CAPITAL<F2>
                                         -------       -------------       ---------       -----------
                                                            (DOLLARS IN THOUSANDS)
DOLLAR BASIS:
    Total risk-based capital......       $43,086          $50,745           $(7,659)         $58,086
    Tier 1 risk-based capital.....        36,738           30,447             6,291           48,984
    Tier 1 leverage capital.......        36,738           29,936             6,802           48,984
PERCENTAGE BASIS:
    Total risk-based capital
      ratio.......................          8.49%           10.00%                             11.45%
    Tier 1 risk-based capital
      ratio.......................          7.24             6.00                               9.65
    Tier 1 leverage capital ratio.          6.14             5.00                               8.18

                                          MARCH 31, 1999
                                    ---------------------------
                                          AS ADJUSTED
                                    ---------------------------
                                       "WELL-
                                    CAPITALIZED"        EXCESS
                                    STANDARD<F1>        CAPITAL
                                    -------------       -------
                                      (DOLLARS IN THOUSANDS)
DOLLAR BASIS:
    Total risk-based capital......     $50,745          $ 7,341
    Tier 1 risk-based capital.....      30,447           18,537
    Tier 1 leverage capital.......      29,936           19,048
PERCENTAGE BASIS:
    Total risk-based capital
      ratio.......................       10.00%
    Tier 1 risk-based capital
      ratio.......................        6.00
    Tier 1 leverage capital ratio.        5.00

---------
<F1> Reflects the minimum amount of capital necessary to meet the
     "well-capitalized" regulatory standard. As of March 31, 1999, we exceeded the minimum "well-capitalized" standard for both Tier 1 leverage and Tier 1 risk-based capital, but the level of total risk-based capital was below the "well capitalized" standard. Upon completion of this offering, we will meet the "well-capitalized" standard for total risk-based capital.
<F2> Federal Reserve Board guidelines for calculation of Tier 1 capital limit the aggregate amount of trust preferred securities, including securities similar to the trust preferred securities, which can be included in Tier 1 capital to 25% of total Tier 1 capital. As of March 31, 1999, $12.25 million of the aggregate amount of trust preferred securities would have qualified as Tier 1 capital, and the remaining amount would have qualified as Tier 2 capital.

                        ACCOUNTING TREATMENT

    For financial reporting purposes, the Trust will be treated as our subsidiary and, accordingly, the accounts of the Trust will be included in our consolidated financial statements. The trust preferred securities will be included in our consolidated balance sheets under the caption "Company Obligated Mandatorily Redeemable Trust Preferred Securities of Subsidiary Trust Holding Solely Subordinated Debentures" and appropriate disclosures about the trust preferred securities, the guarantee and the junior subordinated debentures will be included in the notes to our consolidated financial statements. For financial reporting purposes, we will record distributions on the trust preferred securities in our consolidated statements of income.

    Our future reports filed under the Securities Exchange Act of 1934 will include a footnote to the consolidated financial statements stating that:

    * the Trust is wholly-owned;

    * the sole assets of the Trust are the junior subordinated debentures and specifying their principal amount, interest rate and maturity date; and

    * our obligations described in this prospectus, in the aggregate, constitute a full, irrevocable and unconditional guarantee on a subordinated basis by us of the obligations of the Trust under the trust preferred securities.

                   SELECTED CONSOLIDATED FINANCIAL DATA

    The following is our selected consolidated financial information. The balance sheet and income statement data as of or for the five years ended December 31, 1998 are taken from our audited consolidated financial statements as of the end of and for each such year. The balance sheet and income statement data as of or for the three months ended March 31, 1999 and 1998 are taken from our unaudited condensed consolidated financial statements as of the end of and for each such three-month period. The quarterly data include all adjustments which are, in our opinion, necessary to present a fair statement of these periods and are of a normal recurring nature.
Results for the three months ended March 31, 1999 are not necessarily indicative of results for the entire year. You should read this selected consolidated financial information in conjunction with our consolidated financial statements and notes that appear in this prospectus.

                                                  THREE MONTHS
                                                 ENDED MARCH 31,                   YEARS ENDED DECEMBER 31,
                                               -------------------   ----------------------------------------------------
                                                 1999       1998       1998       1997       1996       1995       1994
                                               --------   --------   --------   --------   --------   --------   --------
                                                        (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
INCOME STATEMENT DATA:
  Interest income............................  $ 11,925   $ 12,270   $ 49,218   $ 37,765   $ 25,056   $ 19,252   $  9,994
  Interest expense...........................     6,088      6,841     27,267     21,466     14,999     11,206      4,584
                                               --------   --------   --------   --------   --------   --------   --------
    Net interest income......................     5,837      5,429     21,951     16,299     10,057      8,046      5,410
  Provisions for loan losses.................       562        400      2,420      2,397      1,448        977        849
                                               --------   --------   --------   --------   --------   --------   --------
    Net interest income after provision......     5,275      5,029     19,531     13,902      8,609      7,069      4,561
                                               --------   --------   --------   --------   --------   --------   --------
  Other income...............................     1,254      1,109      9,324      3,298      1,393        654        513
  Other expense..............................     4,858      5,118     21,295     13,069      7,019      5,625      3,764
                                               --------   --------   --------   --------   --------   --------   --------
    Income before income taxes...............     1,671      1,020      7,560      4,131      2,938      2,098      1,310
  Provision for income taxes.................       669        393      3,026      1,716      1,175        823        509
                                               --------   --------   --------   --------   --------   --------   --------
    Net income...............................  $  1,002   $    627   $  4,534   $  2,415   $  1,808   $  1,275   $    801
                                               ========   ========   ========   ========   ========   ========   ========
COMMON SHARE DATA:
  Book value per share at period-end.........  $   7.48   $   6.87   $   7.36   $   6.88   $   4.80   $   4.25   $   3.60
  Basic earnings per share...................      0.15       0.10       0.72       0.54       0.55       0.42       0.35
  Diluted earnings per share.................      0.15       0.09       0.68       0.49       0.48       0.42       0.35
  Cash dividends declared per share..........      0.05       0.03       0.12       0.08       0.06       0.04       0.02
  Dividend payout ratio......................     32.73%     24.56%     20.22%     13.77%     10.34%      8.86%      7.24%
BALANCE SHEET DATA (AT PERIOD-END):
  Total assets...............................  $620,857   $617,600   $596,274   $608,237   $377,564   $280,386   $171,927
  Total loans................................   520,306    507,156    495,668    484,863    291,926    181,544    121,393
  Indebtedness:
    Short-term borrowings....................    10,039     11,038     14,542     15,729     11,637      4,108     14,756
    Federal Home Loan Bank advances..........    64,125     64,625     66,125     47,475     31,500     21,100      7,750
    Other borrowings.........................    13,150     13,650     13,150     13,650      7,663      8,619      4,704
  Total deposits.............................   481,038    479,776    450,766    484,641    308,670    231,309    134,884
  Shareholders' equity.......................    49,059     43,017     48,104     42,071     16,386     13,938      8,453
SELECTED FINANCIAL RATIOS AND OTHER DATA:
  Performance Ratios:
    Net interest margin......................      4.17%      3.81%      3.82%      3.71%      3.39%      3.71%      4.27%
    Net interest spread......................      3.66       3.33       3.33       3.20       2.92       3.22       3.84
    Other income to average assets...........      0.83       0.72       1.51       0.71       0.45       0.29       0.38
    Other expense to average assets..........      3.22       3.34       3.44       2.82       2.27       2.47       2.82
    Return on average total assets...........      0.67       0.41       0.73       0.52       0.59       0.56       0.60
    Return on average shareholders' equity...      8.41       5.98      10.14       9.55      12.17      10.86       9.91
    Total loans to total deposits at
     period-end..............................    108.16     105.71     109.96     100.05      94.58      78.49      90.00
    Average interest earning assets to
     average interest bearing liabilities....    111.90     110.01     110.34     110.33     109.27     109.55     111.90
    Efficiency ratio.........................     68.51      78.28      68.07      66.69      61.30      64.66      63.55
    Average assets per employee..............  $  2,680   $  2,438   $  2,879   $  2,835   $  2,835   $  2,480   $  2,301
  Asset Quality Ratios (at period-end):
    Allowance for loan losses to total
     loans...................................      1.30%      1.07%      1.30%      1.07%      1.06%      1.17%      1.20%
    Non-performing loans to total loans......      0.37       0.20       0.36       0.28       0.24       0.17       0.14
    Allowance for loan losses to total
     non-performing loans....................    354.24     547.43     362.32     377.12     447.98     691.56     841.04
    Net charge offs to average loans.........      0.05       0.03       0.25       0.19       0.21       0.19       0.19
    Non-performing assets to total assets....      0.31       0.23       0.30       0.28       0.18       0.11       0.12


                                 20


                                                  THREE MONTHS
                                                 ENDED MARCH 31,                   YEARS ENDED DECEMBER 31,
                                               -------------------   ----------------------------------------------------
                                                 1999       1998       1998       1997       1996       1995       1994
                                               --------   --------   --------   --------   --------   --------   --------
                                                                         (DOLLARS IN THOUSANDS)
  Ratio of Earnings to Fixed Charges:
    Including deposit interest...............      1.27x      1.16x      1.28x      1.19x      1.20x      1.19x      1.28x
    Excluding deposit interest...............      2.31x      1.81x      2.38x      1.96x      1.99x      1.95x      2.64x
  Allegiant Capital Ratios (at period-end):
    Total risk-based capital.................      8.49%      8.29%      8.68%      8.14%      8.55%     11.51%      8.51%
    Tier 1 risk-based capital................      7.24       6.52       7.42       6.39       6.10       7.98       7.24
    Tier 1 leverage capital..................      6.14       4.84       5.83       6.15       4.38       5.12       4.98
  Allegiant Bank Capital Ratios (at
   period-end):
    Total risk-based capital.................     10.63       9.18      10.93       9.35      10.06      14.40      13.10
    Tier 1 risk-based capital................      9.38       8.11       9.68       8.27       8.87      13.13      11.77
    Tier 1 leverage capital..................      7.81       6.31       7.61       7.76       6.37       8.63       8.02
  Other Data:
    Number of banking facilities at
     period-end..............................        14         15         13         14          8          7          6
    Goodwill amortization....................      $250       $233       $910       $358        $67       $104        $68

    All share and per share amounts included above have been restated to reflect: (1) a six-for-five stock split effected in January 1994; (2) a five-for-three stock split effected in January 1995; (3) a 10% stock dividend paid in January 1996; (4) a 10% stock dividend paid in January 1997; (5) a five-for-four stock split effected in January 1998; and (6) a six-for-five stock split effected in January 1999.

    For purposes of the above table: (1) short-term borrowings consist of federal funds purchased, repurchase agreements and amounts due in 12 months or less on our term debt; and (2) other borrowings consist of amounts due in more than 12 months on our term debt and our outstanding subordinated debentures and convertible subordinated debentures.

    Our efficiency ratio is the quotient of our other expense over the sum of our net interest income and other income.

    For purposes of calculating the ratio of earnings to combined fixed charges, earnings consist of earnings before income taxes plus interest and one-half of rental expense. Fixed charges, excluding interest on deposits, consist of interest on indebtedness and one-half of rental expense (which is deemed representative of the interest factor). Fixed charges, including interest on deposits, consists of the foregoing items plus interest on deposits.

                MANAGEMENT'S DISCUSSION AND ANALYSIS
          OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following should be read in connection with our consolidated financial statements and related notes and the other financial information included elsewhere in this prospectus.

OVERVIEW

    The profitability of our operations depends on our net interest income, provision for loan losses, non-interest income and non-interest expense. Net interest income is the difference between the income we receive on our loan and investment portfolios and our cost of funds, which consists of interest paid on deposits and borrowings. The provision for loan losses reflects the cost of credit risk in our loan portfolio. Non-interest income consists primarily of service charges on deposit accounts and fees for ancillary banking services and, to a lesser extent, revenues generated from our mortgage banking, securities brokerage, insurance brokerage and trust operations. Non-interest expense includes salaries and employee benefits as well as occupancy, data processing, marketing, professional fees, insurance and other expenses.

    Net interest income is dependent on the amounts and yields of interest earning assets compared to the amounts and rates on interest bearing liabilities. Net interest income is sensitive to changes in market rates of interest and our asset/liability management procedures are intended to manage the risk presented by changes in market interest rates. The provision for loan losses is dependent on changes in the loan portfolio, management's assessment of the collectibility of the loan portfolio and loss experience, as well as economic and market factors.

    Since the beginning of 1998, we have focused primarily on improving the profitability of our banking operations. As a result, we have reduced the amount of one- to four-family mortgages that we hold in our loan portfolio and increased the amount of higher yielding commercial loans. We also have hired several banking professionals with experience in the St. Louis metropolitan area. We have refined our market focus to concentrate exclusively on opportunities in the higher-growth St. Louis metropolitan area and, accordingly, we sold three retail banking offices outside the St. Louis metropolitan area in December 1998. We also have implemented company-wide cost-control efforts to enhance efficiencies at our entire operations.

    Our primary financial strategies are to continue to grow our loan portfolio while maintaining high asset quality, expand our core deposit base to provide a cost-effective and stable source of funding for our loan portfolio and increase non-interest income while maintaining strong expense controls. We believe we have maintained high asset quality while managing growth both internally and by acquisition. We also believe our history of strong credit quality has resulted from sound credit practices.

RESULTS OF OPERATIONS

    COMPARISON OF THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998. Net income for the three months ended March 31, 1999 was $1.00 million, a 59.8% increase over the $0.63 million earned for the first quarter of 1998. Both basic earnings per share and diluted earnings per share were $0.15 for the first quarter of 1999 compared to basic and diluted earnings per share for the first quarter of 1998 of $0.10 and $0.09, respectively. The annualized return on average assets for the first quarter of 1999 was 0.67% and represents a 63.41% improvement over the 0.41% annualized return on average assets reported for the first quarter of 1998. The return on average equity on an annualized basis was 8.41% for the first quarter of 1999 compared to 5.98% for the first quarter of 1998.

    We experienced modest growth during the first quarter of 1999. Period-end total assets increased $24.58 million, or 4.12%, from $596.27 million at December 31, 1998. Asset growth during the period was primarily in loans which before allowance for loan losses, increased $24.64 million, or 5.0%. Deposit balances increased $30.27 million, or 6.72%, during the first quarter of 1999. Money market accounts increased $29.52 million representing the majority of the net deposit growth during the quarter. This growth was a result of efforts to promote our new money market product. Certificates of deposit increased by a net of $5.71 million during the first quarter of 1999, including a $20 million increase in brokered certificates of deposit issued in February.

    Net Interest Income. Net interest income for the three months ended March 31, 1999 was $11.93 million, a 2.81% decrease compared to the $12.27 million reported for the first quarter of 1998. This $0.34 million decline was attributable to a slightly lower yield on earning assets and a decrease of $10.56 million in average earning assets. The change in average earning assets reflected a decrease in investment securities of $16.18 million from the first quarter of 1998 to the first quarter of 1999. The reduction in investment securities provided funds for maturing certificates of deposit which were not renewed. The decrease in investment securities was partially offset by a $2.21 million increase in average loans and a $3.40 million increase in average overnight investments.

    Net interest margin for the first quarter of 1999 increased 36 basis points compared to the first quarter of 1998. The earning assets yield declined 8 basis points while our efforts to shift maturing certificates of deposit into other deposit accounts at lower rates resulted in a 48 basis point reduction in the overall interest rate paid on interest bearing deposits. The net interest spread increased 33 basis points comparing the first quarter 1999 to the first quarter 1998.

    Interest expense on deposits declined $0.76 million due to a $20.90 million decline in average interest bearing deposits and due to a decline in the rate paid on deposits from 5.23% in the first quarter of 1998 to 4.75% for the comparable period in 1999. The decrease in interest expense on deposits consisted primarily of a $1.05 million decline in interest expense on certificates of deposit, offset by a $0.34 million increase in interest expense on money markets and NOW accounts. The average balance in certificates of deposit decreased by $56.73 million during the first quarter of 1999 as compared to the first quarter of 1998 and the rate paid declined 41 basis points between those periods. The decrease in average deposits included a $39.99 million reduction from the December 1998 sale of three branches of the bank located outside the St. Louis metropolitan area.

    The rate paid on other borrowings also contributed to the net interest margin improvement. The rate paid on other borrowings declined from 7.60% for the first quarter of 1998 to 5.97% for the first quarter of 1999. During October 1998, we refinanced a portion of our long-term debt and all outstanding subordinated debentures with a $13.65 million, 7.00% fixed rate, three-year note. This refinancing caused the rate paid on other borrowings to decline 163 basis points in the first quarter of 1999 compared to the first quarter of the previous year. The decrease in the average rate on other borrowings was offset by a 79 basis point increase in the rate paid on short-term borrowings in the first quarter of 1999 as compared to the first quarter of 1998.

    The following table sets forth the condensed average balance sheets for the periods reported. Also shown is the average yield on each category of interest earning assets and the average rate paid on interest bearing liabilities for each of the periods reported.

                               DISTRIBUTION OF AVERAGE ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY
                                                        AND INTEREST RATES


                                                                    THREE MONTHS ENDED MARCH 31,
                                     ------------------------------------------------------------------------------------------
                                                        1999                                            1998
                                     ------------------------------------------      ------------------------------------------
                                     AVERAGE       INT. EARNED/       AVERAGE        AVERAGE       INT. EARNED/       AVERAGE
                                     BALANCE           PAID          YIELD/RATE      BALANCE           PAID          YIELD/RATE
                                     --------      ------------      ----------      --------      ------------      ----------
                                                                       (DOLLARS IN THOUSANDS)
ASSETS:
Interest earning assets:
Loans<F1>........................    $507,830        $11,074            8.84%        $505,618        $11,142            8.94%
Taxable investment securities....      51,217            755            5.90           67,330          1,072            6.37
Non-taxable investment
  securities<F2>.................       1,416             17            4.87            1,478             14            3.84
Federal funds sold and other
  investments....................       6,807             79            4.71            3,407             42            5.00
                                     --------        -------                         --------        -------
    Total interest earning
      assets.....................     567,270         11,925            8.53          577,833         12,270            8.61
                                     --------        -------                         --------        -------
Non-interest earning assets:
Cash and due from banks..........      15,476                                           9,876
Bank premises and equipment......      10,967                                          10,615
Other assets.....................      23,667                                          28,650
Allowance for loan losses........      (6,325)                                         (5,349)
                                     --------                                        --------
    Total assets.................    $611,055                                        $621,625
                                     ========                                        ========
LIABILITIES AND SHAREHOLDERS'
  EQUITY:
Interest bearing liabilities:
Money market/NOW accounts........    $155,055          1,530            4.00%        $116,030          1,186            4.15%
Savings deposits.................      14,877             79            2.15           16,322            109            2.71
Certificates of deposit..........     192,664          2,575            5.42          233,878          3,356            5.82
Certificates of deposit over
  $100,000.......................      33,474            399            4.83           48,988            672            5.56
IRA certificates.................      18,669            273            5.93           20,423            295            5.86
                                     --------        -------                         --------        -------
    Total interest bearing
      deposits...................     414,739          4,856            4.75          435,641          5,618            5.23
                                     --------        -------                         --------        -------
Federal funds purchased,
  repurchase agreements and other
  short-term borrowings..........      51,936            639            4.99           54,429            564            4.20
Other borrowings.................      40,275            593            5.97           35,163            659            7.60
                                     --------        -------                         --------        -------
    Total interest bearing
      liabilities................     506,950          6,088            4.87          525,233          6,841            5.28
                                     --------        -------                         --------        -------
Non-interest bearing liabilities
  and equity:
Demand deposits..................      51,796                                          45,846
Other liabilities................       3,996                                           8,002
Shareholders' equity.............      48,313                                          42,544
                                     --------                                        --------
    Total liabilities and
      shareholders' equity.......    $611,055                                        $621,625
                                     ========                                        ========
    Net interest income..........                    $ 5,837                                         $ 5,429
                                                     =======                                         =======
    Net interest spread..........                                       3.66%                                           3.33%
    Net interest margin..........                                       4.17%                                           3.81%

--------
<F1> Average balances include non-accrual loans.
<F2> Presented at actual yield rather than tax-equivalent yield.

    The following table sets forth for the periods indicated the changes in interest income and interest expense which were attributable to change in average volume and changes in average rates. Volume variances are computed using the change in volume multiplied by the previous year's rate. Rate variances are computed using the changes in rate multiplied by the previous year's volume. The change in interest due to both rate and volume has been allocated between the factors in proportion to the relationship of the absolute dollar amounts of the change in each.

                                 RATE/VOLUME ANALYSIS


                                                                    QUARTER ENDED MARCH 31,1999
                                                                          COMPARED TO THE
                                                                   QUARTER ENDED MARCH 31, 1998
                                                                -----------------------------------
                                                                VOLUME       RATE        NET CHANGE
                                                                ------       -----       ----------
                                                                          (IN THOUSANDS)
        INTEREST EARNED ON:
        Loans...............................................    $  49        $(117)        $ (68)
        Taxable investment securities.......................     (242)         (75)         (317)
        Non-taxable investment securities...................       (1)           4             3
        Federal funds sold and other investments............       40           (3)           37
                                                                -----        -----         -----
            Total interest income...........................     (154)        (191)         (345)
                                                                -----        -----         -----

        INTEREST PAID ON:
        Money Market/NOW accounts...........................      386          (42)          344
        Savings deposits....................................       (9)         (21)          (30)
        Certificates of deposit.............................     (562)        (219)         (781)
        Certificates of deposit over $100,000...............     (193)         (80)         (273)
        IRA certificates....................................      (26)           4           (22)
        Federal funds purchased, repurchase agreements and
          other short-term borrowings.......................      (27)         102            75
        Other borrowings....................................       88         (154)          (66)
                                                                -----        -----         -----
            Total interest expense..........................     (343)        (410)         (753)
                                                                -----        -----         -----
            Net interest income.............................    $ 189        $ 219         $ 408
                                                                =====        =====         =====

    Other Income. Other income increased by $0.14 million to $1.25 million for the three months ended March 31, 1999 compared to $1.11 million in the first quarter in 1998.

    Service charge income for the three-month period ended March 31, 1999 increased $0.11 million, or 43.1%, compared to the first quarter of 1998. This increase was attributable to our focus on revenue enhancement programs. Operating lease income increased 4.2% to $0.30 million for the quarter ended March 31, 1999 from $0.28 million for the comparable period in 1998. The small increase in income was related to the decision to decrease production of operating leases during the latter half of 1998.

    For the quarter ended March 31, 1999 mortgage banking revenue was $0.36 million compared to $0.49 million for the quarter ended March 31, 1998, a 26.6% decrease. The change was primarily the result of a decrease in servicing fee income due to a reduction in the servicing portfolio. Other non-interest income increased 183.3% for the three-month period ended March 31, 1999 to $0.24 million, compared to $0.08 million for the first quarter of 1998.

    Other Expenses. For the three months ended March 31, 1999 compared to the first quarter of 1998, other expenses decreased
$0.26 million to $4.86 million from $5.12 million, a 5.1% decline.

    Salaries and employee benefits increased 5.7% to $2.45 million for the three months ended March 31, 1999 compared to $2.31 million for the three months ended March 31, 1998. Additional expenses were incurred due to management and support staff additions throughout 1998 and into 1999, offset by the sale in December 1998 of three branches of the bank outside the St. Louis metropolitan area. We had 228 full-time equivalent employees at March 31, 1999 compared to 255 full-time equivalent employees at March 31, 1998. Total annualized cost per full-time equivalent employee was $42,895 for the three months ended March 31, 1999 compared to $36,298 for the corresponding period of 1998.

    Expenses associated with premises and equipment decreased for the three-month period ended March 31, 1999 as compared to the same period in 1998, with occupancy expense decreasing $0.05 million and furniture and equipment decreasing $0.01 million. Advertising costs decreased 40.3% from first quarter 1998 to the comparable period of 1999. In early 1998, management made a decision to commit additional resources to promote the larger organization due to the significant growth that occurred from 1997 to 1998. Advertising costs through March 31, 1999 were $0.09 million compared to $0.14 million for the first quarter of 1998.

    Operating lease depreciation decreased by $0.08 million to $0.22 million for the three months ended March 31, 1999 from $0.30 million for the three months ended March 31, 1998. This decrease also was reflective of our decision to decrease production of operating leases in the latter half of 1998.

    Total other expenses for the three months ended March 31, 1999 decreased $0.13 million, or 11.2%, totaling $1.02 million compared to $1.15 million for the three months ended March 31, 1998. The decline in other expenses was a direct result of our efforts to control operating costs.

    Our efficiency ratio was 68.5% for the quarter ended March 31, 1999 compared to 78.3% for the first quarter of 1998. This positive change in the efficiency ratio was a direct result of fewer offices due to the sale of the three branch offices. This improvement reflects our commitment to improving our overall efficiency by continuing to emphasize revenue growth while decreasing our current level of operating expense.

    The following table sets forth a summary of our other income and expense for the periods indicated:

                                                                   THREE MONTHS ENDED
                                                                        MARCH 31,
                                                                   -------------------
                                                                    1999         1998
                                                                   ------       ------
                                                                     (IN THOUSANDS)
        OTHER INCOME:
        Mortgage banking revenues...........................       $  359       $  489
        Leasing revenues....................................          295          283
        Service charges on deposits.........................          362          253
        Gain on the sale of securities......................           --           12
        Other non-interest income...........................          238           72
                                                                   ------       ------
            Total other income..............................       $1,254       $1,109
                                                                   ======       ======

        OTHER EXPENSES:
        Salaries and employee benefits......................       $2,445       $2,314
        Furniture and equipment.............................          415          431
        Occupancy...........................................          349          403
        Depreciation of operating leases....................          215          295
        Goodwill amortization...............................          250          233
        Advertising.........................................           86          144
        Supplies............................................           76          147
        Other non-interest expense..........................        1,022        1,151
                                                                   ------       ------
            Total other expenses............................       $4,858       $5,118
                                                                   ======       ======

    Securities Portfolio. Our securities portfolio consists of securities classified as held-to-maturity and available-for-sale. We designate these securities upon purchase into one of these two categories. At March 31, 1999, held-to-maturity securities amounted to $10.85 million representing those securities we intended to hold to maturity. Securities designated as available-for-sale totaled $45.08 million representing securities which we may sell to meet liquidity needs or in response to significant changes in interest rates or prepayment patterns.

    For purposes of this discussion, held-to-maturity and available-for-sale securities are described as the securities portfolio. At March 31, 1999, the securities portfolio totaled $55.93 million, a decline of 3.89% from March 31, 1998. The decline in the securities portfolio occurred in the fourth quarter of 1998, as maturities were not rolled over in order to fund the previously mentioned branch sales.
We maintain a traditional short-term laddered portfolio investment strategy to insure adequate liquidity while minimizing interest rate risk.

    The carrying values of the securities portfolio at the dates indicated were as follows:

                                    INVESTMENT SECURITIES PORTFOLIO


                                                                MARCH 31,       DECEMBER 31,       MARCH 31,
                                                                  1999              1998             1998
                                                                ---------       ------------       ---------
                                                                               (IN THOUSANDS)
          U.S. governmental and agency securities...........     $39,424          $37,021           $33,833
          Mortgage-backed securities........................      10,792           11,930            14,322
          Federal Home Loan Bank stock......................       3,574            3,574             7,033
          States and municipal securities...................       1,346            1,464             1,555
          Other securities..................................         791              791             1,448
                                                                 -------          -------           -------
            Total investment securities.....................     $55,927          $54,780           $58,191
                                                                 =======          =======           =======

    Maturities and yield information of the securities portfolio as of March 31, 1999 were as follows:

                                    INVESTMENT PORTFOLIO--MATURITIES AND YIELDS<F1>


                                           WEIGHTED     OVER ONE     WEIGHTED    OVER FIVE    WEIGHTED                WEIGHTED
                               ONE YEAR    AVERAGE      THROUGH      AVERAGE      THROUGH     AVERAGE     OVER TEN    AVERAGE
                               OR LESS      YIELD      FIVE YEARS     YIELD      TEN YEARS     YIELD       YEARS       YIELD
                               --------    --------    ----------    --------    ---------    --------    --------    --------
                                                                   (DOLLARS IN THOUSANDS)
U.S. governmental and
  agency securities........    $15,532       5.70%      $23,892        5.77%       $ --           --%     $    --         --%
Mortgage-backed
  securities...............         --         --         6,848        5.60          --           --        3,944       6.85
Federal Home Loan Bank
  stock....................      3,574       6.25            --          --          --           --           --         --
States and municipal
  securities...............        252       4.95           361        5.34         532         4.67          201       4.90
Other securities...........        396       6.42           395        6.75          --           --           --         --
                               -------                  -------                    ----                   -------
    Total investment
      securities...........    $19,754       5.80       $31,496        5.74        $532         4.67      $ 4,145       6.76
                               =======                  =======                    ====                   =======
    Total portfolio........                                                                               $55,927       5.83%
                                                                                                          =======

---------
<F1> Maturities are shown in this table by expected maturity. Expected maturities differ from contractual maturities due to the right to call or prepay obligations. Yields on tax-exempt obligations have been presented on an actual basis rather than on a tax-equivalent basis.

    Loans. Loans have historically been the primary component of earning assets. At March 31, 1999, loans totaled $520.31 million, an increase of 4.97% from year-end 1998. Substantially all of these loans were originated in our market area. At March 31, 1999, we had no foreign loans and only a minimal amount of participations purchased.

    The largest increase in loans involved real estate construction loans, which increased $10.13 million, or 27.67%, during the first quarter of 1999. The increase was primarily due to loans made to home builders. Multi-family and commercial real estate mortgage loans showed the second largest increase of $8.65 million, or 0.44%. The increase in these loans reflects our efforts to grow our commercial loan portfolio, including loans originated by our expanded commercial lending staff. As a result of this emphasis, real estate construction loans comprised 8.98% of the loan portfolio at March 31, 1999 as compared to 7.38% at December 31, 1998. Multi-family and commercial real estate mortgage loans comprised 39.44% of the portfolio at March 31, 1999 versus 39.65% at year-end 1998. Additionally, commercial loans increased 2.60%, totaling $129.52 million at March 31, 1999 compared to $126.24 million at year-end 1998.

    The following tables summarize the composition of our loan portfolio at the dates indicated:

                                              LOAN PORTFOLIO--TYPES OF LOANS


                                                MARCH 31, 1999               DECEMBER 31, 1998              MARCH 31, 1998
                                            -----------------------       -----------------------       -----------------------
                                                           PERCENT                       PERCENT                       PERCENT
                                             AMOUNT        OF TOTAL        AMOUNT        OF TOTAL        AMOUNT        OF TOTAL
                                            --------       --------       --------       --------       --------       --------
                                                                          (DOLLARS IN THOUSANDS)
Commercial, financial, agricultural,
  municipal and industrial
  development...........................    $129,523         24.89%       $126,239         25.47%       $ 93,888         18.51%
Real estate--construction...............      46,717          8.98          36,590          7.38          26,622          5.25
Real estate--mortgage
    One- to four-family residential.....     117,894         22.66         116,291         23.46         224,758         44.32
    Multi-family and commercial.........     205,192         39.44         196,545         39.65         145,808         28.75
Consumer and other, net of unearned
income..................................      20,980          4.03          20,004          4.04          16,080          3.17
                                            --------        ------        --------        ------        --------        ------
    Total loans.........................    $520,306        100.00%       $495,669        100.00%       $507,156        100.00%
                                            ========        ======        ========        ======        ========        ======

                                      LOAN PORTFOLIO--MATURITIES AND SENSITIVITIES OF LOANS


                                                                           MARCH 31, 1999
                                     ------------------------------------------------------------------------------------------
                                                        MATURING AFTER ONE YEAR             MATURING AFTER
                                     MATURING IN          THROUGH FIVE YEARS                  FIVE YEARS
                                      ONE YEAR         -------------------------       -------------------------
                                       OR LESS         FIXED-RATE       VARIABLE       FIXED-RATE       VARIABLE        TOTAL
                                     -----------       ----------       --------       ----------       --------       --------
                                                                           (IN THOUSANDS)
Commercial, financial,
  agricultural, municipal and
  industrial development...........   $101,019          $ 27,298        $   378         $   828         $    --        $129,523
Real estate--construction..........     45,504               507             --             706              --          46,717
Real estate--mortgage
    One- to four-family
    residential....................     67,023            23,269            381           3,219          24,002         117,894
    Multi-family and commercial....     35,949           101,856         62,700           4,687              --         205,192
Consumer and other, net of unearned
  income...........................      7,298            12,687             --             995              --          20,980
                                      --------          --------        -------         -------         -------        --------
    Total loans....................   $256,793          $165,617        $63,459         $10,435         $24,002        $520,306
                                      ========          ========        =======         =======         =======        ========

    Asset Quality. Non-performing assets consist of the following: nonaccrual loans on which the ultimate collectibility of the full amount of interest is uncertain; loans which have been renegotiated to provide for a reduction or deferral of interest or principal because of a deterioration in the financial condition of the borrower; and loans past due 90 days or more as to principal or interest and other real estate owned. Non-performing assets increased to $1.91 million at March 31, 1999 as compared to $1.41 million at March 31, 1998. At March 31, 1999, non-performing assets represented 0.31% of total assets compared to 0.23% of total assets at March 31, 1998. Non-accrual loans were $1.51 million at March 31, 1999 as compared to $0.47 million at March 31, 1998. This increase was partially offset by declines in loans delinquent 90 days or more, reflecting migration to non-accrual status, and by liquidation of other real estate owned.

    We continually analyze our loan portfolio to identify potential risk elements. The loan portfolio is reviewed by lending management and the bank's internal loan review staff. As an integral part of their examination process, the various regulatory agencies periodically review our allowance for loan losses. We believe that our allowance for loan losses at March 31, 1999 was consistent with applicable regulatory requirements.

    The following table summarizes, at the dates presented, non-performing assets by category:

                         RISK ELEMENTS--NONACCRUAL, PAST DUE AND RESTRUCTURED LOANS


                                                               MARCH 31,       DECEMBER 31,       MARCH 31,
                                                                 1999              1998             1998
                                                               ---------       ------------       ---------
                                                                          (DOLLARS IN THOUSANDS)
    COMMERCIAL, FINANCIAL, AGRICULTURAL, MUNICIPAL AND
      INDUSTRIAL DEVELOPMENT:
        Past due 90 days or more........................        $   --            $   --           $   --
        Non-accrual.....................................           394               962              319
        Restructured terms..............................            --                --               --

    REAL ESTATE--CONSTRUCTION:
        Past due 90 days or more........................            --                --               --
        Non-accrual.....................................            --                --               24
        Restructured terms..............................            --                --               --

    REAL ESTATE--MORTGAGE:
      One- to four-family residential:
        Past due 90 days or more........................           396                69              491
        Non-accrual.....................................           849               378               63
        Restructured terms..............................            --                --               --
      Multi-family and commercial:
        Past due 90 days or more........................            --                --               --
        Non-accrual.....................................           241               307               50
        Restructured terms..............................            --                --               --

    CONSUMER AND OTHER, NET OF UNEARNED INCOME:
        Past due 90 days or more........................            --                --               30
        Non-accrual.....................................            30                62               14
        Restructured terms..............................            --                --               --
                                                                ------            ------           ------
    Total non-performing loans..........................         1,910             1,778              991
                                                                ------            ------           ------
    Other real estate...................................            --                --              422
                                                                ------            ------           ------
    Total non-performing assets.........................        $1,910            $1,778           $1,413
                                                                ======            ======           ======
    RATIOS:
        Non-performing loans to total loans.............          0.37%             0.36%            0.20%
        Non-performing assets to total assets...........          0.31              0.30             0.23
        Non-performing loans to shareholders' equity....          3.89              3.70             2.30
        Allowance for loan losses to total loans........          1.30              1.30             1.07
        Allowance for loan losses to non-performing
          loans.........................................        354.24            362.32           547.43

    Interest income that would have been recorded during the three months ended March 31, 1999 had all non-accrual, past due and restructured loans been current in accordance with their original terms was immaterial.

    Allowance for Loan Losses. The provision for loan losses was $0.56 million during the first three months of 1999 compared to $0.40 million for the first quarter of 1998. Net charge-offs were $0.24 million for the three months ended March 31, 1999 compared to $0.17 million for the first quarter of 1998. Net charge-offs for the first three months of 1999 represented 0.05% of average loans, compared to 0.03% of average loans for the first three months of 1998.

    The allowance for loan losses increased to $6.77 million at March 31, 1999 compared to $5.43 million at March 31, 1998. As a percentage of loans outstanding, the allowance represented 1.30% of loans at March 31, 1999 and December 31, 1998 and 1.07% at March 31, 1998.

    The higher expense provision and the higher allowance percentage were the result of the change in the composition of the loan portfolio at March 31, 1999 compared to March 31, 1998. Since early 1998, we have been focused on generating higher yielding loans from the commercial and industrial underwriting areas rather than lower yielding residential mortgage loans. This increase in risk as a result of the change in loan mix was reflected in the higher provision and higher allowance as a percentage of loans outstanding.

    Non-performing assets increased to $1.91 million at March 31, 1999 compared to $1.78 million at December 31, 1998 and $1.41 million at March 31, 1998. This increase includes a greater number of non-accrual residential mortgage loans. The non-performing assets at March 31, 1999 includes one loan of $0.66 million on a single family residential property which management presently believes will be collected without incurring a loss. Non-performing assets as a percentage of total assets increased to 0.31% at March 31, 1999 from 0.23% at March 31, 1998. From year-end 1998, the percentage increased one basis point.

    The allowance for loan losses is provided at a level considered adequate to provide for potential loan losses and, among other things, is based on management's evaluation of the anticipated impact on the loan portfolio of current economic conditions, changes in the character and size of the loan portfolio, evaluation of potential problem loans identified based on existing circumstances known to management, potential future loan losses on loans to specific customers or industries and recent loan loss experience. We continually monitor the quality of our loan portfolio to ensure the timely charge-off of problem loans and to determine the adequacy of the level of the allowance for loan losses. We presently believe that our asset quality, as measured by the statistics in the following table, continues to be very high and that our allowance is adequate to absorb potential losses inherent in the portfolio at March 31, 1999.

    The following table summarizes the allocation of the allowance for loan losses by major category and identifies the percentage of each loan category to the total loan portfolio balance:

                                 ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES


                                                                              MARCH 31,
                                                       -------------------------------------------------------
                                                                 1999                           1998
                                                       ------------------------       ------------------------
                                                       ALLOCATED       PERCENT        ALLOCATED       PERCENT
                                                       ALLOWANCE       OF LOANS       ALLOWANCE       OF LOANS
                                                       ---------       --------       ---------       --------
                                                                       (DOLLARS IN THOUSANDS)
Commercial, financial, agricultural, municipal
  and industrial development....................        $1,459           24.89%        $1,248           18.51%
Real estate--construction.......................           528            8.98            303            5.25
Real estate--mortgage
     One- to four-family residential............         1,221           22.66            727           44.32
     Multi-family and commercial................         2,901           39.44          1,432           28.75
Consumer and other..............................           235            4.03            163            3.17
Unallocated.....................................           423              --          1,552              --
                                                        ------          ------         ------          ------
    Total.......................................        $6,767          100.00%        $5,425          100.00%
                                                        ======          ======         ======          ======

    The following table summarizes, for the periods indicated, activity in the allowance for loan losses, including amounts of loans charged off, amounts of recoveries and additions to the allowance charged to operating expenses.

                SUMMARY OF LOAN LOSS EXPERIENCE AND RELATED INFORMATION


                                                                     THREE MONTHS ENDED
                                                                          MARCH 31,
                                                                   -----------------------
                                                                     1999           1998
                                                                   --------       --------
                                                                   (DOLLARS IN THOUSANDS)
        ALLOWANCE FOR LOAN LOSSES (BEGINNING OF PERIOD).....       $  6,442       $  5,193
        Loans charged off:
            Commercial, financial, agricultural, municipal
              and industrial development....................           (132)          (105)
            Real estate--construction.......................             --             --
            Real estate--mortgage
                One- to four-family residential.............            (69)           (24)
                Multi-family and commercial.................             --            (25)
            Consumer and other..............................            (39)           (21)
                                                                   --------       --------
        Total loans charged off.............................           (240)          (175)
                                                                   --------       --------

        Recoveries of loans previously charged off:
            Commercial, financial, agricultural, municipal
              and industrial development....................             --              1
            Real estate--construction.......................             --             --
            Real estate--mortgage
                One- to four-family residential.............              1             --
                Multi-family and commercial.................             --             --
            Consumer and other..............................              2              6
                                                                   --------       --------
        Total recoveries....................................              3              7
                                                                   --------       --------

        Net loans charged off...............................           (237)          (168)
                                                                   --------       --------
        Provision for loan losses...........................            562            400
                                                                   --------       --------
        Allowance for loan losses (end of period)...........       $  6,767       $  5,425
                                                                   ========       ========
        LOANS OUTSTANDING:
            Average.........................................       $507,830       $505,618
            End of period...................................        520,305        507,156

        RATIOS:
            Net charge-offs to average loans................           0.05%          0.03%
            Net charge-offs to provision for loan losses....          42.35          42.00
            Provision for loan losses to average loans......           0.11           0.08
            Allowance for loan losses to total loans........           1.30           1.07

    Deposits. Total deposits increased $30.27 million, or 6.72%, in the first quarter of 1999 as compared to a decrease in deposits of $4.87 million, or 1.00%, in the first quarter of 1998. The 1999 increase was a result of an increase in demand deposits and money market and NOW accounts offset by a decline in certificates of deposit, which decline was the result of the sale of the three branch offices of the bank previously mentioned. The majority of deposits sold were in the certificate of deposit category, hence the decline in certificates of deposit as a percent of total deposits to 50.65% at March 31, 1999 from 62.10% at March 31, 1998. In addition, the reduction in large certificates of deposit was the result of management's decision to replace these rate sensitive funds with core deposits.

    The following tables summarizes deposits as of the dates indicated:

                                   DEPOSIT LIABILITY COMPOSITION

                                           MARCH 31, 1999                    DECEMBER 31, 1998
                                   ------------------------------      ------------------------------
                                               PERCENT       AVE.                  PERCENT       AVE.
                                    AMOUNT     OF TOTAL      RATE       AMOUNT     OF TOTAL      RATE
                                   --------    --------      ----      --------    --------      ----
                                                         (DOLLARS IN THOUSANDS)
Demand deposits................    $ 51,627      10.73%       --%      $ 55,417      12.29%       --%
Money market and NOW accounts..     170,772      35.50       4.00       142,902      31.70       4.12
Savings deposits...............      15,031       3.12       2.15        14,917       3.31       2.57
Certificates of deposit........     191,740      39.86       5.42       187,886      41.68       5.73
Certificates of deposit over
  $100,000.....................      33,033       6.87       4.83        31,173       6.92       5.55
IRA certificates...............      18,835       3.92       5.93        18,471       4.10       5.96
                                   --------     ------                 --------     ------
    Total deposits.............    $481,038     100.00%                $450,766     100.00%
                                   ========     ======                 ========     ======

                                         MARCH 31, 1998
                                 ------------------------------
                                             PERCENT       AVE.
                                  AMOUNT     OF TOTAL      RATE
                                 --------    --------      ----
                                     (DOLLARS IN THOUSANDS)
Demand deposits................  $ 44,262       9.23%        --%
Money market and NOW accounts..   120,925      25.20       4.15
Savings deposits...............    16,666       3.47       2.71
Certificates of deposit........   233,120      48.59       5.82
Certificates of deposit over
  $100,000.....................    44,711       9.32       5.56
IRA certificates...............    20,092       4.19       5.86
                                 --------     ------
    Total deposits.............  $479,776     100.00%
                                 ========     ======


           AMOUNTS AND MATURITIES OF TIME DEPOSITS OF $100,000 OR MORE


                                                                   MARCH 31, 1999
                                                                   --------------
                                                                   (IN THOUSANDS)
        Three months or less................................          $ 9,336
        Over three months through six months................           10,138
        Over six through twelve months......................            9,153
        Over twelve months..................................            4,406
                                                                      -------
            Total...........................................          $33,033
                                                                      =======

    COMPARISON OF THE YEARS ENDED DECEMBER 31, 1998 AND 1997. We reported record earnings for 1998. Consolidated net income was $4.53 million, an increase of 87.74% over the 1997 level of $2.42 million. The 1998 results represented our seventh consecutive year of record earnings. Net income has increased at a compound rate of 78.24% over the past five years. Basic earnings per share were $0.72 compared to $0.54 in 1997, an increase of 33.33%. A similar increase was achieved in diluted earnings per share with 1998 results of $0.68 increasing 38.78% compared to the $0.49 recorded for 1997. Diluted earnings per share have grown at a compound rate of 33.56% during the last five years.

    Return on average assets for 1998 was 0.73%, an improvement from 0.52% recorded for 1997. The improvement in return on assets was the result of lower asset growth, improved net interest income, improved mix of earning assets and a considerable increase in shareholders' equity. Return on average shareholders' equity was 10.14% in 1998 compared to 9.55% in 1997. The improvement in 1998 was achieved despite a 76.82% increase in average equity between 1998 and 1997.

    Net Interest Income. Net interest income totaled $21.95 million, an increase of $5.65 million in 1998 compared to an increase of $6.24 million in 1997. The net interest spread increased by 13 basis points and the net interest margin increased by 11 basis points from the prior year. All of these increases were the result of a relatively stable rate environment, the shifting of earning assets into higher yielding loans and overall growth in average earning assets and interest bearing liabilities. Partially offsetting these positive factors were the declines in the prime lending rate which affected our floating rate loans, the decline in the ratio of earning assets to total assets and a decline in non-interest bearing demand deposits to total deposits. Net interest margin and net interest spread were fairly stable throughout the year, with only minor quarterly fluctuations. The increase in net interest spread was due to the yields on earning assets declining only 2 basis points year-to-year compared to a decline of 15 basis points on interest bearing liabilities. In 1997, the spread increased 28 basis points as a result of similar changes on both sides of the balance sheet, earning assets increasing 14 basis points and interest bearing liabilities decreasing 14 basis points. In 1998, the yield on loans declined by 16 basis points. However, this decline was offset by an increase in the ratio of loans to total earning assets improving to 85.96% in 1998 compared to 83.17% in 1997. Generally flat or lower rates were paid on all categories of interest bearing liabilities. Total cost of deposits declined 11 basis points due to a reduction of rates paid on money market/NOW accounts, savings deposits and retail certificates of deposit. Further reduction in the costs of short-term and long-term borrowings also helped lower the overall costs of funds, despite the substantial increase in long-term debt.

    Average earning assets increased $134.61 million, or 30.62%, during 1998 compared to an increase of $143.23 million, or 48.33%, in 1997. Average loans increased 35.01%, or $128.00 million, compared to growth of 57.35%, or $133.30 million, in 1997. The growth in average loans includes the bulk sale of mortgage loans that occurred during the second and third quarters of 1998. These sales, which aggregated $77.04 million, decreased average loans outstanding for the year by approximately $34.32 million. Our securities portfolio (held-to-maturity and available-for sale) increased 9.25% during 1998 compared to an increase of 7.41% in 1997. Average investment securities represented 12.46% of earning assets during 1998 compared to 14.91% during 1997. This decline in the relative amount of investment securities was directly correlated to the increase in the percentage of loans to earning assets mentioned above. In essence, strong loan growth necessitated the reduction in the growth of the securities portfolio. Earning assets as a percentage of total assets declined again in 1998 to 92.76% from 94.94% in 1997. The increase in non-earning assets was the result of opening additional branch locations as well as acquisitions, which increased the number of branches and intangible assets. This growth was somewhat mitigated by the sale of three branch offices of the bank located outside the St. Louis metropolitan area which occurred in December of 1998. The impact of this change to average balances was minimal due to the timing of the consummation of our branch sales.

    Average interest bearing liabilities increased 30.61%, or $121.97 million, for 1998 compared to an increase of $127.23 million, or 46.91%, in 1997. Average deposits increased 29.96% to $475.74 million compared to $366.07 million in 1997. As was the case in 1997, only moderate changes occurred in the mix of deposits. During 1998, certificates of deposit over $100,000 declined as a percent of total deposits while retail certificates of deposit increased. Non-interest bearing deposits as a percentage of total deposits declined only 10 basis points to 10.00% from 10.10%. The substantial growth in average deposits and the relatively stable mix allowed for the average cost of interest bearing deposits to decline by 11 basis points.

    Average short-term borrowings were flat during the year averaging $52.86 million during 1998 compared to $52.70 million during 1997. The level of short-term borrowings during 1998 was consistent throughout the year with only minor fluctuations between quarters.

    Average long-term debt for 1998 increased 136.54%, or $22.75 million. The majority of this increase was due to long-term borrowings from the Federal Home Loan Bank of $26.63 million at December 31, 1998, a $17.00 million change from December 31, 1997. We use the Federal Home Loan Bank as a cost-effective source of funding loans. Additionally, during November 1998, we refinanced a portion of our long-term debt and our entire issue of subordinated debentures with a $13.65 million, 7.00% fixed rate, three-year note.

    The following table sets forth the condensed average balance sheets for the periods reported. Also shown is the average yield on each category of interest earning assets and the average rate paid on interest-bearing liabilities for each of the periods reported.

                           DISTRIBUTION OF AVERAGE ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY
                                                   AND INTEREST RATES


                                                                      YEARS ENDED DECEMBER 31,
                                     ------------------------------------------------------------------------------------------
                                                        1998                                            1997
                                     ------------------------------------------      ------------------------------------------
                                     AVERAGE       INT. EARNED/       AVERAGE        AVERAGE       INT. EARNED/       AVERAGE
                                     BALANCE           PAID          YIELD/RATE      BALANCE           PAID          YIELD/RATE
                                     --------      ------------      ----------      --------      ------------      ----------
                                                                       (DOLLARS IN THOUSANDS)
ASSETS:
Interest earning assets:
Loans<F1>......................      $493,619        $44,411            9.00%        $365,615        $33,473            9.16%
Taxable investment
  securities...................        70,079          4,223            6.03           64,384          3,910            6.07
Non-taxable investment
  securities<F2>...............         1,494             73            4.89            1,130             56            4.96
Federal funds sold and other
  investments..................         9,036            511            5.66            8,492            326            3.84
                                     --------        -------                         --------        -------
    Total interest earning
      assets...................       574,228         49,218            8.57          439,621         37,765            8.59
Non-interest earning assets:
Cash and due from banks........        12,230                                           9,341
Bank premises and equipment....        10,994                                           6,869
Other assets...................        27,238                                          11,065
Allowance for loan losses......        (5,674)                                         (3,867)
                                     --------                                        --------
    Total assets...............      $619,016                                        $463,029
                                     ========                                        ========
LIABILITIES AND SHAREHOLDERS'
  EQUITY:
Interest bearing liabilities:
Money market/NOW accounts......      $126,829          5,221            4.12%        $ 95,431          4,092            4.29%
Savings deposits...............        16,524            425            2.57            9,665            279            2.89
Certificates of deposit........       224,661         12,878            5.73          162,870          9,436            5.79
Certificates of deposit over
  $100,000.....................        39,581          2,198            5.55           48,358          2,686            5.55
IRA certificates...............        20,584          1,227            5.96           12,780            760            5.95
                                     --------        -------                         --------        -------
    Total interest bearing
      deposits.................       428,179         21,949            5.13          329,104         17,253            5.24
                                     --------        -------                         --------        -------
Federal funds purchased,
  repurchase agreements and
  other short-term
  borrowings...................        52,855          2,624            4.96           52,702          2,895            5.49
Other borrowings...............        39,403          2,694            6.84           16,658          1,318            7.91
                                     --------        -------                         --------        -------
    Total interest bearing
      liabilities..............       520,437         27,267            5.24          398,464         21,466            5.39
                                     --------        -------                         --------        -------
Non-interest bearing
  liabilities and equity:
Demand deposits................        47,560                                          36,966
Other liabilities..............         6,298                                           2,307
Shareholders' equity...........        44,721                                          25,292
                                     --------                                        --------
    Total liabilities and
      shareholders' equity.....      $619,016                                        $463,029
                                     ========                                        ========
Net interest income............                      $21,951                                         $16,299
                                                     =======                                         =======
Net interest spread............                                         3.33%                                           3.20%
Net interest margin............                                         3.82%                                           3.71%

--------
<F1> Average balances include non-accrual loans.
<F2> Presented at actual yield rather than tax-equivalent yield.

    The following table sets forth for the periods indicated, the changes in interest income and interest expense which were attributable to changes in average volume and changes in average rates.

                                     RATE/VOLUME ANALYSIS


                                                                       YEAR ENDED DECEMBER 31, 1998
                                                                             COMPARED TO THE
                                                                       YEAR ENDED DECEMBER 31, 1997
                                                                   ------------------------------------
                                                                   VOLUME        RATE        NET CHANGE
                                                                   -------       -----       ----------
                                                                              (IN THOUSANDS)
    INTEREST EARNED ON:
    Loans...................................................       $11,533       $(595)       $10,938
    Taxable investment securities...........................           340         (27)           313
    Non-taxable investment securities.......................            17          --             17
    Federal funds sold and other investments................            24         161            185
                                                                   -------       -----        -------
        Total interest income...............................        11,914        (461)        11,453
                                                                   -------       -----        -------
    INTEREST PAID ON:
    Money market/NOW accounts...............................         1,298        (169)         1,129
    Savings deposits........................................           180         (34)           146
    Certificates of deposit.................................         3,539         (97)         3,442
    Certificates of deposit over $100,000...................          (488)         --           (488)
    IRA certificates........................................           465           2            467
    Federal funds purchased, repurchase agreements and other
      short-term borrowings.................................             8        (279)          (271)
    Other borrowings........................................         1,577        (201)         1,376
                                                                   -------       -----        -------
        Total interest expense..............................         6,579        (778)         5,801
                                                                   -------       -----        -------
        Net interest income.................................       $ 5,335       $ 317        $ 5,652
                                                                   =======       =====        =======

    Other Income. Other income increased 182.72% totaling $9.32 million in 1998 compared to $3.30 million in 1997. Included in other income in 1998 were $3.55 million of non-recurring gains, specifically: $2.37 million from the sale of branches; $1.11 million from the sale of mortgage loans; and $0.07 million from securities transactions. Eliminating all one-time or discretionary gains, 1998 other income was $5.77 million compared to $3.27 million in 1997. The increase in 1998 was due to substantial growth in mortgage banking revenues, leasing revenues, deposit service charges and brokerage revenues. Other income, excluding non-recurring gains, has increased at a compound growth rate of 82.93% over the last five years.

    During the fourth quarter of 1998, we completed the sale of three branch offices of the bank located outside the St. Louis metropolitan area in order to focus on, and expand our market share in, our market area. This sale generated a reduction in loans of $13.52 million, a reduction in deposits of $39.99 million and a pre-tax gain of $2.37 million.

    Also during the year, we completed two significant sales of a large portion of our one- to four-family adjustable rate mortgage loans. These sales generated a pre-tax gain of $1.11 million. While we previously had sold some of our mortgage loans, the 1998 bulk sales reflect a shift in our strategy from originating and holding mortgage loans to increasing our lending emphasis on more profitable commercial loan relationships. During 1998, we also hired several experienced commercial loan officers in order to implement our strategy.

    Mortgage banking revenues increased 76.85% in 1998 to $2.30 million. This compares to $1.30 million in 1997. The increase was attributable to a continued favorable economic environment of low unemployment and stable, low long-term interest rates. We benefited from these macro economic trends as well as a larger customer base.

    Leasing revenues totaled $1.53 million, an increase of 252.66% compared to 1997's level of $0.44 million. We entered the retail leasing business during 1997 and the 1998 results reflect a full year of business operation compared to a partial year in 1997. During the latter part of 1998, a decision was made to curtail this line of business because of declining profit margins.

    Service charges on deposit accounts increased 51.92% to $1.39 million in 1998 compared to $0.91 million in 1997. The increase in 1998 was due to a larger customer base generating an increased number of transaction deposits as well as the benefit of a full year of the bank's revised fee structure.

    Brokerage revenues increased 84.62% to $0.31 million compared to $0.17 million in 1997. Part of this increase reflects a full year of operation in 1998 compared to nine months of operation in 1997 and higher transaction volumes.

    Other Expenses. Total other expenses increased 62.94%, or $8.23 million, during 1998, totaling $21.30 million compared to $13.07 million in 1997. Operating expenses have increased at a 52.93% five year annual compound growth rate. Our efficiency ratio for 1998 was 68.09%, up slightly from 66.69% in 1997. The increase in this ratio was the result of acquisitions, deposit purchases, start-up costs associated with new lines of business and costs resulting from additional banking locations.

    Salaries and employee benefits showed the largest dollar increase year to year, increasing $3.47 million to $9.66 million compared to $6.19 million in 1997. The percentage increase for 1998 was 56.06%. The increase in 1998 was due to additional staffing resulting from acquisitions and new locations. Also included in this caption was a payout related to a phantom stock plan for our president. Amounts expensed under this plan, which has expired, were $0.05 million in 1998 and $0.23 million in 1997. Average full-time equivalent employees for 1998 were 237 compared to 146 in 1997, a 62.33% increase. At December 31, 1998 we had 215 full-time equivalent employees compared to 209 at year-end 1997.

    Furniture and equipment expenses increased $0.81 million to $1.75 million in 1998. The increase in 1998 was the result of acquisitions in 1997 and branch openings in 1998 and 1997. Additionally, investments in computer resources in both years also contributed to the large increase. Occupancy expenses totaled $1.52 million, an increase of $0.79 million, or 106.37%, during 1998. The increase was attributable to acquisitions and branch openings, as mentioned above. Depreciation of the assets held for operating leases increased $0.95 million in 1998 compared to 1997. As previously discussed, the retail leasing business was started in late 1997 so that 1998 reflects a full year of operations.

    Expense for the amortization of goodwill increased 154.19% during 1998 or $0.55 million, totaling $0.91 million compared to $0.39 million in 1997. This increase was the result of acquisitions and deposit purchases undertaken during 1997 and reflected a full year of amortization during 1998.

    In 1998, operating losses totaled $0.72 million, as compared to $0.94 million in 1997. Of the amount in 1997, $0.75 million was considered systemic and non-recurring due to integration of two branch acquisitions and difficulties associated with upgrading our computer systems to an entirely new operating system. Excluding non-recurring items in 1997, the increase in operating losses in 1998 was $0.53 million. The 1998 operating losses relate to inconsistent operating procedures as a result of expanding the number of branches and number of employees. Throughout 1998, we reengineered several operational processes in an effort to improve quality and control. Additionally, training was a focus for 1998 and we believe that these types of losses will be substantially reduced in 1999.

    Other non-interest expense increased $1.82 million in 1998 compared to 1997. This growth in expenses was associated with increases in the number of employees, deposit and loan accounts and physical locations as compared to prior years.

    The following table sets forth a summary of our other income and expense for the years indicated:

                                                                   YEARS ENDED DECEMBER 31,
                                                                   ------------------------
                                                                    1998            1997
                                                                   -------         -------
                                                                       (IN THOUSANDS)
        OTHER INCOME:
        Gain on sale of branches............................       $ 2,370         $    --
        Mortgage banking revenues...........................         2,299           1,300
        Leasing revenues....................................         1,527             433
        Service charges on deposits.........................         1,387             913
        Gain on sale of mortgage loans......................         1,112              27
        Brokerage division revenues.........................           312             169
        Gain on the sale of securities......................            68               2
        Other non-interest income...........................           249             454
                                                                   -------         -------
            Total other income..............................       $ 9,324         $ 3,298
                                                                   =======         =======

        OTHER EXPENSES:
        Salaries and employee benefits......................       $ 9,663         $ 6,192
        Furniture and equipment.............................         1,752             943
        Occupancy...........................................         1,523             738
        Depreciation of operating leases....................         1,340             394
        Goodwill amortization...............................           910             358
        Operating losses....................................           722             938
        Supplies............................................           489             428
        Other non-interest expense..........................         4,896           3,078
                                                                   -------         -------
            Total other expenses............................       $21,295         $13,069
                                                                   =======         =======

    Securities Portfolio. At December 31, 1998, held-to-maturity securities amounted to $12.04 million and securities designated as available-for-sale totaled $42.74 million. At December 31, 1998, the securities portfolio totaled $54.78 million, a decline of 28.74% from the preceding year. The decline in the securities portfolio occurred in the fourth quarter of 1998, as maturities were not rolled over in order to fund the previously mentioned branch sales. While average balances for 1998 were higher than 1997, the relative percentage of securities to earning assets declined to 12.46% in 1998 compared to 14.91% in 1997. This decline reflected management's decision to allow maturing securities to be reinvested in higher yielding commercial loans.

    The carrying values of the securities portfolio at the dates indicated were as follows:

                        INVESTMENT SECURITIES PORTFOLIO


                                                                       DECEMBER 31,
                                                                   ---------------------
                                                                    1998          1997
                                                                   -------       -------
                                                                      (IN THOUSANDS)
          U.S. governmental and agency securities...........       $37,021       $48,354
          Mortgage-backed securities........................        11,930        18,548
          Federal Home Loan Bank stock......................         3,574         7,033
          State and municipal securities....................         1,464         1,563
          Other securities..................................           791         1,371
                                                                   -------       -------
            Total investment securities.....................       $54,780       $76,869
                                                                   =======       =======

    Maturities and yield information of the securities portfolio as of December 31, 1998 were as follows:

                                       INVESTMENT PORTFOLIO--MATURITIES AND YIELDS<F1>


                                                                                 OVER FIVE
                                           WEIGHTED     OVER ONE     WEIGHTED     THROUGH     WEIGHTED                WEIGHTED
                               ONE YEAR    AVERAGE      THROUGH      AVERAGE        TEN       AVERAGE     OVER TEN    AVERAGE
                               OR LESS      YIELD      FIVE YEARS     YIELD        YEARS       YIELD       YEARS       YIELD
                               --------    --------    ----------    --------    ---------    --------    --------    --------
                                                                   (DOLLARS IN THOUSANDS)
U.S. governmental and
  agency securities........    $24,549       5.89%      $12,472        5.94%       $ --           --%     $    --         --%
Mortgage-backed
  securities...............      6,579       6.42         5,294        5.86          57         9.68
Federal Home Loan Bank
  stock....................      3,574       6.55            --          --          --           --           --         --
States and municipal
  securities...............        324       4.87           281        5.08         859         4.87           --         --
Other securities...........         --         --           791        6.21          --           --           --         --
                               -------                  -------                    ----                   -------
    Total investment
      securities...........    $35,026       6.05%      $18,838        5.91%       $916         5.17%     $    --         --
                               =======                  =======                    ====                   =======
    Total portfolio........                                                                               $54,780       5.99%
                                                                                                          =======

---------
<F1> Maturities are shown in this table by expected maturity. Expected maturities differ from contractual maturities due to the right to call or prepay obligations. Yields on tax-exempt obligations have been presented on an actual basis rather than on a tax-equivalent yield basis.

    Loans. Loans have historically been the primary component of earning assets. At December 31, 1998 loans totaled $495.67 million, an increase of 2.23% from year-end 1997. This small increase included the sale of $77.96 million of mortgage loans. Without this sale, year-end 1998 loans would have increased 18.31% compared to year-end 1997. Average loans increased 35.01% during 1998 compared to a 57.38% increase in 1997. Loans have increased at a 48.01% compound average growth rate over the last five years. Substantially all of these loans were originated in our primary market areas. At December 31, 1998, we had no foreign loans and only a minimal amount of participations purchased.

    The largest increase in loans involved commercial real estate loans, which increased $61.09 million, or 45.10%, in 1998. Traditional commercial loans showed the second largest increase of $16.30 million, or 14.83%. Growth in both of these categories reflected management's decision to focus on the more profitable commercial relationships instead of emphasizing one- to four-family mortgage loans. The growth in the commercial sectors was accomplished by hiring several additional commercial lending personnel and directing existing staff toward developing commercial banking relationships. As a result of this emphasis, commercial real estate loans comprised 39.65% of the loan portfolio at December 31, 1998 compared to 27.94% at December 31, 1997. Traditional commercial loans comprised 25.47% of the portfolio at December 31, 1998 versus 22.67% in 1997. Additionally, construction loans, which can be viewed as commercially oriented, increased 34.62%, totaling $36.59 million at year-end 1998 compared to $27.18 million at year-end 1997. Finally, consumer loans increased $4.09 million, or 24.30%, during 1998, reaching $20.91 million at December 31, 1998 compared to $16.82 million at December 31, 1997.

    Offsetting the substantial loan growth mentioned above was the decline in one- to four-family residential loans. This category of loans declined $79.67 million during 1998. This decline was accomplished by the bulk sale of loans mentioned before as well as normal pay-offs and amortization. This category represented 23.46% of total loans at year-end 1998 compared to 40.42% of total loans at year-end 1997.

    The following table summarizes the composition of our loan portfolio at the dates indicated:

                                      LOAN PORTFOLIO--TYPES OF LOANS

                                                             DECEMBER 31,
                              --------------------------------------------------------------------------
                                     1998                  1997                  1996             1995
                              ------------------    ------------------    ------------------    --------
                                         PERCENT               PERCENT               PERCENT
                                           OF                    OF                    OF
                               AMOUNT     TOTAL      AMOUNT     TOTAL      AMOUNT     TOTAL      AMOUNT
                              --------   -------    --------   -------    --------   -------    --------
                                                        (DOLLARS IN THOUSANDS)
Commercial, financial,
  agricultural, municipal
  and industrial
  development...............  $126,239    25.47%    $109,937    22.67%    $ 75,129    25.74%    $ 40,518
Real estate--construction...    36,590     7.38       27,181     5.61        8,763     3.00        8,777
Real estate--mortgage
    One- to four-family
      residential...........   116,291    23.46      195,964    40.42      121,386    41.58       71,260
    Multi-family and
      commercial............   196,545    39.65      135,452    27.94       74,721    25.60       52,795
Consumer and other, net of
  unearned income...........    20,004     4.04       16,328     3.36       11,927     4.08        8,194
                              --------   ------     --------   ------     --------   ------     --------
        Total loans.........  $495,669   100.00%    $484,862   100.00%    $291,926   100.00%    $181,544
                              ========   ======     ========   ======     ========   ======     ========

                                      DECEMBER 31,
                              -----------------------------
                               1995             1994
                              -------    ------------------
                              PERCENT               PERCENT
                                OF                    OF
                               TOTAL      AMOUNT     TOTAL
                              -------    --------   -------
                                 (DOLLARS IN THOUSANDS)
Commercial, financial,
  agricultural, municipal
  and industrial
  development...............   22.32%    $ 28,212    23.24%
Real estate--construction...    4.83        5,504     4.53
Real estate--mortgage
    One- to four-family
      residential...........   39.25       47,109    38.81
    Multi-family and
      commercial............   29.08       31,813    26.21
Consumer and other, net of
  unearned income...........    4.52        8,755     7.21
                              ------     --------   ------
        Total loans.........  100.00%    $121,393   100.00%
                              ======     ========   ======


                                 LOAN PORTFOLIO--MATURITIES AND SENSITIVITIES OF LOANS


                                                                         DECEMBER 31, 1998
                                     ------------------------------------------------------------------------------------------
                                                       MATURING AFTER ONE YEAR              MATURING AFTER
                                     MATURING IN          THROUGH FIVE YEARS                  FIVE YEARS
                                      ONE YEAR         -------------------------       -------------------------
                                       OR LESS         FIXED-RATE       VARIABLE       FIXED-RATE       VARIABLE        TOTAL
                                     -----------       ----------       --------       ----------       --------       --------
                                                                           (IN THOUSANDS)
Commercial, financial,
  agricultural, municipal and
  industrial development......        $ 77,816          $ 27,224        $19,800          $1,399         $    --        $126,239
Real estate--construction.....          33,660             2,222             --              --              --          36,590
Real estate--mortgage
    One- to four-family
      residential.............          55,704            29,478             23           5,278          25,808         116,291
    Multi-family and
      commercial..............          50,123            94,750         52,380              --              --         196,545
Consumer and other, net of
  unearned income.............           8,751            11,085             --             168              --          20,004
                                      --------          --------        -------          ------         -------        --------
    Total loans...............        $226,054          $164,759        $72,203          $6,845         $25,808        $495,669
                                      ========          ========        =======          ======         =======        ========

    Asset Quality. Non-performing assets, consisting of loans past due 90 days or greater, non-accrual loans, restructured loans and other real estate owned increased slightly to $1.78 million at December 31, 1998 compared to $1.71 million at December 31, 1997. At December 31, 1998 non-performing assets represented 0.30% of total assets compared to 0.28% of total assets at December 31, 1997. Non-accrual loans were $1.50 million at December 31, 1998 compared to $0.56 million at December 31, 1997. This increase was offset by declines in loans delinquent 90 days or more, reflecting migration to non-accrual status, and by the elimination of other real estate owned.

    At December 31, 1998, the bank had one loan relationship, not included in the past-due, restructured or non-accrual categories, where known information about possible credit problems caused management to be uncertain as to the ability of the borrower to comply with the present loan repayment terms over the next six months. This loan relationship totaled $2.51 million at December 31, 1998. Principal and interest payments were current at December 31, 1998.

    The following table summarizes, at the dates presented, non-performing assets by category:

                              RISK ELEMENTS--NONACCRUAL, PAST DUE AND RESTRUCTURED LOANS


                                                                                   DECEMBER 31,
                                                            ----------------------------------------------------------
                                                             1998         1997         1996         1995         1994
                                                            ------       ------       ------       ------       ------
                                                                              (DOLLARS IN THOUSANDS)
COMMERCIAL, FINANCIAL, AGRICULTURAL, MUNICIPAL AND
  INDUSTRIAL DEVELOPMENT:
    Past due 90 days or more............................    $   --       $  341         $  5         $113         $ --
    Non-accrual.........................................       962          360          207          109           40
    Restructured terms..................................        --           --           --           --           --
REAL ESTATE--CONSTRUCTION:
    Past due 90 days or more............................        --           --          264           36           90
    Non-accrual.........................................        --          108           84           20           35
    Restructured terms..................................        --           --           --            3           --
REAL ESTATE--MORTGAGE:
  One- to four-family residential:
    Past due 90 days or more............................        69          456           --           --           --
    Non-accrual.........................................       378           70           --           --           --
    Restructured terms..................................        --           --           --           --           --
  Multi-family and commercial:
    Past due 90 days or more............................        --           --           --           --           --
    Non-accrual.........................................       307           --           --           --           --
    Restructured terms..................................        --           --           --           --           --
CONSUMER AND OTHER, NET OF UNEARNED INCOME:
    Past due 90 days or more............................        --           21           23           12            8
    Non-accrual.........................................        62           21          109           15           --
    Restructured terms..................................        --           --           --           --           --
                                                            ------       ------         ----         ----         ----
Total non-performing loans..............................     1,778        1,377          692          308          173
                                                            ------       ------         ----         ----         ----
Other real estate.......................................        --          330           --           10           25
                                                            ------       ------         ----         ----         ----
Total non-performing assets.............................    $1,778       $1,707         $692         $318         $198
                                                            ======       ======         ====         ====         ====
RATIOS:
    Non-performing loans to total loans.................      0.36%        0.28%        0.24%        0.17%        0.14%
    Non-performing assets to total assets...............      0.30         0.28         0.18         0.11         0.12
    Non-performing loans to shareholders' equity........      3.70         3.27         4.22         2.21         2.05
    Allowance for loan losses to total loans............      1.30         1.07         1.06         1.17         1.20
    Allowance for loan losses to non-performing loans...    362.32       377.12       447.98       691.56       841.04

    Allowance For Loan Losses. Our allowance for loan losses increased 24.05% from $5.19 million on December 31, 1997 to $6.44 million on December 31, 1998. The provision charged to expense was $2.42 million in 1998. This level, coupled with the bulk sale of loans previously mentioned, allowed the level of the allowance to increase to 1.30% of total loans at December 31, 1998 compared to 1.07% at December 31, 1997. As mentioned above in the loan discussion, we shifted our lending focus in 1998 to higher yielding commercial relationships. This shift, while providing higher earnings potential, does entail greater risk than traditional residential mortgage loans. Because of this shift, the overall level of the allowance for loan losses was increased. Additionally, as can be seen from the allocation of the allowance, additional weight was given to the increased risks associated with the commercial real estate portfolio that was reflected in the real estate--mortgage category. Net charge-offs for 1998 were 24 basis points of average loans outstanding. Although up from 1997's level of 19 basis points, net charge-offs in 1998 were low and consistent with our historically low charge-off ratio. At year-end 1998, our allowance represented 362.32% of non-performing loans compared to 377.12% at year-end 1997.

    The following table summarizes the allocation of the allowance for loan losses by major category and identifies the percentage of each loan category to the total loan portfolio balance:

                                   ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

                                                                  DECEMBER 31,
                                 ------------------------------------------------------------------------------
                                        1998                   1997                   1996              1995
                                 -------------------    -------------------    -------------------    ---------
                                             PERCENT                PERCENT                PERCENT
                                 ALLOCATED     OF       ALLOCATED     OF       ALLOCATED     OF       ALLOCATED
                                 ALLOWANCE    LOANS     ALLOWANCE    LOANS     ALLOWANCE    LOANS     ALLOWANCE
                                 ---------   -------    ---------   -------    ---------   -------    ---------
                                                             (DOLLARS IN THOUSANDS)
Commercial, financial,
 agricultural, municipal and
 industrial development........   $1,327      25.47%     $1,352      22.67%     $  833      25.73%     $  467
Real estate--construction......      347       7.38         303       5.60         124       3.00         281
Real estate--mortgage
  One- to four-family
   residential.................    1,222      21.11         636      37.28         439      41.56         305
  Multi-family and
   commercial..................    2,849      41.31       1,572      31.06         714      25.62         513
Consumer and other.............      196       4.73         179       3.39         142       4.09          90
Unallocated....................      501         --       1,151         --         848         --         474
                                  ------     ------      ------     ------      ------     ------      ------
    Total......................   $6,442     100.00%     $5,193     100.00%     $3,100     100.00%     $2,130
                                  ======     ======      ======     ======      ======     ======      ======

                                          DECEMBER 31,
                                 ------------------------------
                                  1995             1994
                                 -------    -------------------
                                 PERCENT                PERCENT
                                   OF       ALLOCATED     OF
                                  LOANS     ALLOWANCE    LOANS
                                 -------    ---------   -------
                                     (DOLLARS IN THOUSANDS)
Commercial, financial,
 agricultural, municipal and
 industrial development........   22.32%     $  315      25.00%
Real estate--construction......    4.83          74       4.53
Real estate--mortgage
  One- to four-family
   residential.................   39.21         128      38.72
  Multi-family and
   commercial..................   29.12         343      26.30
Consumer and other.............    4.52          93       5.45
Unallocated....................      --         502         --
                                 ------      ------     ------
    Total......................  100.00%     $1,455     100.00%
                                 ======      ======     ======

    The following table summarizes, for the periods indicated, activity in the allowance for loan losses, including amounts of loans charged off, amounts of recoveries and additions to the allowance charged to operating expenses:

                       SUMMARY OF LOAN LOSS EXPERIENCE AND RELATED INFORMATION


                                                                           YEARS ENDED DECEMBER 31,
                                                           --------------------------------------------------------
                                                             1998        1997        1996        1995        1994
                                                           --------    --------    --------    --------    --------
                                                                            (DOLLARS IN THOUSANDS)
ALLOWANCE FOR LOAN LOSSES (BEGINNING OF YEAR)..........    $  5,193    $  3,100    $  2,130    $  1,455    $    775
Loans charged off:
    Commercial, financial, agricultural, municipal and
      industrial development...........................        (632)       (536)       (113)       (183)       (165)
    Real estate--construction..........................          (7)        (22)       (252)        (82)         --
    Real estate--mortgage
        One- to four-family residential................        (307)        (88)        (37)         --         (31)
        Multi-family and commercial....................        (133)         --         (75)         --          --
    Consumer and other.................................        (147)       (113)        (68)        (58)        (10)
                                                           --------    --------    --------    --------    --------
Total loans charged off................................      (1,226)       (759)       (545)       (323)       (206)
                                                           --------    --------    --------    --------    --------
Recoveries of loans previously charged off:
    Commercial, financial, agricultural, municipal and
      industrial development...........................           4          12          54          11          35
    Real estate--construction..........................           6          --          --          --          --
    Real estate--mortgage
        One- to four-family residential................          14          10           3          --          --
        Multi-family and commercial....................          20          --          --          --          --
    Consumer and other.................................          11          30          10          10           2
                                                           --------    --------    --------    --------    --------
Total recoveries.......................................          55          52          67          21          37
                                                           --------    --------    --------    --------    --------
Net loans charged off..................................      (1,171)       (707)       (478)       (302)       (169)
                                                           --------    --------    --------    --------    --------
Acquired subsidiary balance............................          --         403          --          --          --
Provision for loan losses..............................       2,420       2,397       1,448         977         849
                                                           --------    --------    --------    --------    --------
Allowance for loan losses (end of year)................    $  6,442    $  5,193    $  3,100    $  2,130    $  1,455
                                                           ========    ========    ========    ========    ========
LOANS OUTSTANDING:
        Average........................................    $493,619    $365,615    $232,314    $158,503    $ 88,654
        End of year....................................     495,669     484,862     291,926     181,544     121,393
RATIOS:
        Net charge-offs to average loans...............        0.24%       0.19%       0.21%       0.19%       0.19%
        Net charge-offs to provision for loan losses...       48.39       29.50       33.01       30.91       19.91
        Provision for loan losses to average loans.....        0.49        0.66        0.62        0.62        0.96
        Allowance for loan losses to total loans.......        1.30        1.07        1.06        1.17        1.20

    Deposits. Total deposits declined $33.88 million, or 6.99%, in 1998 compared to 1997. As previously mentioned, this decline in year-end numbers was the result of the sale of three branch offices of the bank. This sale reduced total deposits at December 31, 1998 by $39.99 million. The majority of deposits sold were in the certificate of deposit category, hence the decline in certificates of deposit as a percent of total deposits to 41.55% at December 31, 1998 from 47.79% at December 31, 1997. Absent the sale, deposits would have increased slightly during 1998.

    Average deposits for 1998 were $475.74 million compared to $366.07 million in 1997. The increase in average deposits was the result of acquisitions and deposit purchases that occurred during the third quarter of 1997. The effect of these 1997 acquisitions increased averages for the full year of 1998. Changes in the mix of average deposits were concentrated in both categories of certificates of deposit. On average, retail certificates of deposit increased as a percentage of total deposits to 47.22% in 1998 from 44.49% in 1997. Certificates of deposit over $100,000 declined to 8.32% of total deposits in 1998 from 13.21% of total deposits in 1997. The reduction in large certificates of deposit was the result of management's efforts to replace these rate sensitive funds with core deposits.

    The following tables summarize deposits as of the dates indicated:

                                      DEPOSIT LIABILITY COMPOSITION


                                                                                DECEMBER 31,
                                                     ------------------------------------------------------------------
                                                                  1998                               1997
                                                     -------------------------------    -------------------------------
                                                                 PERCENT        AVE.                PERCENT        AVE.
                                                      AMOUNT     OF TOTAL       RATE     AMOUNT     OF TOTAL       RATE
                                                     --------    --------       ----    --------    --------       ----
                                                                           (DOLLARS IN THOUSANDS)
Demand deposits..................................    $ 55,417      12.29%        --%    $ 50,060      10.33%         --%
Money market and NOW accounts....................     142,902      31.70        4.12     115,856      23.91        4.29
Savings deposits.................................      14,917       3.31        2.57      16,157       3.33        2.89
Certificates of deposit..........................     187,886      41.68        5.73     231,601      47.79        5.79
Certificates of deposit over $100,000............      31,173       6.92        5.55      52,211      10.77        5.55
IRA certificates.................................      18,471       4.10        5.96      18,756       3.87        5.95
                                                     --------     ------                --------     ------
    Total deposits...............................    $450,766     100.00%       5.13    $484,641     100.00%       5.24
                                                     ========     ======                ========     ======


    AMOUNTS AND MATURITIES OF TIME DEPOSITS OF $100,000 OR MORE


                                                                DECEMBER 31, 1998
                                                                -----------------
                                                                (IN THOUSANDS)
        Three months or less................................         $14,387
        Over three months through six months................           5,658
        Over six through twelve months......................           5,905
        Over twelve months..................................           5,223
                                                                     -------
            Total...........................................         $31,173
                                                                     =======

    COMPARISON OF THE YEARS ENDED DECEMBER 31, 1997 AND 1996. We reported then-record earnings for 1997 with consolidated net income of $2.42 million, an increase of 33.70% over 1996 earnings of $1.81 million. Basic earnings per share were $0.65 compared to $0.66 in 1996. Diluted earnings per share were $0.49, a 2.08% increase over the $0.48 earned in 1996. Average shares outstanding increased substantially in 1997 as we continued to increase our equity base to keep pace with asset growth.

    Return on average assets for 1997 was 0.52%, compared to 0.59% in 1996. Return on average shareholders' equity was 9.55% for the year compared to 12.17% for 1996. The decline in the return on average shareholders' equity was attributable to our issuance of shares of common stock in connection with the acquisition of Reliance Financial, Inc. in August 1997 and two rights offerings during 1997.

    Net Interest Income. Net interest income increased $6.24 million, or 62.07%, in 1997 compared to an increase of 24.99% in 1996. Net interest margin was 3.71% in 1997 compared to 3.39% in 1996. The increase in net interest income and net interest margin was due to a relatively stable rate environment, significant increases in loans and deposits, substantial shifting of earning assets into higher yielding loans and proportionately greater non-interest bearing deposits. These improvement factors were partially offset by a decrease in the ratio of earning assets to total assets.

    Our net interest spread increased by 30 basis points from 2.92% in 1996 to 3.22% in 1997. This followed a decrease of 30 basis points in 1996. The increase in 1997 occurred as a result of an increase on the yields on earning assets of 14 basis points and a 16 basis point decline in rates paid on interest bearing liabilities. The increase of the yields on earning assets of 14 basis points followed a decrease of 42 basis points in 1996. The increase in 1997 was due in large part to average loans comprising 83.17% of earning assets. Despite a 10 basis point decline in loan yields, the increased volume of loans helped raise overall yield on earning assets. Yields on taxable securities also improved 35 basis points as a result of reinvestment opportunities and the additional investment opportunities and the additional investment of $5.0 million resulting from cash received in the third quarter from the acquisition of the branches in Union and Warrenton, Missouri. The lower rates paid on interest bearing liabilities was the result of generally lower rates in all categories with the exception of certificates of deposit over $100,000. The decline in rates on certificates of deposits under $100,000 of 11 basis points had the most impact.

    The following table sets forth the condensed average balance sheets for the periods reported. Also shown is the average yield on each category of interest earning assets and the average rate paid on interest-bearing liabilities for each of the periods reported.

                           DISTRIBUTION OF AVERAGE ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY
                                                   AND INTEREST RATES


                                                                       YEARS ENDED DECEMBER 31,
                                           --------------------------------------------------------------------------------
                                                            1997                                      1996
                                           --------------------------------------    --------------------------------------
                                           AVERAGE     INT. EARNED/     AVERAGE      AVERAGE     INT. EARNED/     AVERAGE
                                           BALANCE         PAID        YIELD/RATE    BALANCE         PAID        YIELD/RATE
                                           --------    ------------    ----------    --------    ------------    ----------
                                                                        (DOLLARS IN THOUSANDS)
ASSETS:
Interest-earning assets:
Loans<F1>..............................    $365,615      $33,473          9.16%      $232,314      $21,428          9.22%
Taxable investment securities..........      64,384        3,910          6.07         59,882        3,428          5.72
Non-taxable investment
  securities<F2>.......................       1,130           56          4.96          1,115           49          4.39
Federal funds sold and other
  investments..........................       8,492          326          3.84          3,079          151          4.90
                                           --------      -------          ----       --------      -------          ----
    Total interest earning assets......     439,621       37,765          8.59        296,390       25,056          8.45
Non-interest earning assets:
Cash and due from banks................    $  9,341                                  $  6,382
Bank premises and equipment............       6,869                                     4,698
Other assets...........................      11,065                                     3,915
Allowance for loan losses..............      (3,867)                                   (2,401)
                                           --------                                  --------
    Total assets.......................    $463,029                                  $308,984
                                           ========                                  ========
LIABILITIES AND SHAREHOLDERS' EQUITY:
Interest bearing liabilities:
Money market/NOW accounts..............    $ 95,431        4,092          4.29%      $ 70,948        3,218          4.54%
Savings deposits.......................       9,665          279          2.89          6,985          227          3.25
Certificates of deposit................     162,870        9,436          5.79        104,283        6,149          5.90
Certificates of deposit over
  $100,000.............................      48,358        2,686          5.55         36,387        2,001          5.50
IRA certificates.......................      12,780          760          5.95          7,673          465          6.06
                                           --------      -------                     --------      -------
    Total interest bearing deposits....     329,104       17,253          5.24        226,276       12,060          5.33
                                           --------      -------                     --------      -------
Federal funds purchased, repurchase
  agreements and other short-term
  borrowings...........................      52,702        2,895          5.49         27,481        1,542          5.61
Other borrowings.......................      16,658        1,318          7.91         17,482        1,397          7.99
                                           --------      -------                     --------      -------
    Total interest bearing
      liabilities......................    $398,464      $21,466          5.39       $271,239      $14,999          5.53
                                           --------      -------                     --------      -------
Non-interest bearing liabilities and
  equity:
Demand deposits........................    $ 36,966                                  $ 21,312
Other liabilities......................       2,307                                     1,582
Shareholders' equity...................      25,292                                    14,851
                                           --------                                  --------
    Total liabilities and shareholders'
      equity...........................    $463,029                                  $308,984
                                           ========                                  ========
    Net interest income................                  $16,299                                   $10,057
                                                         =======                                   =======
    Net interest spread................                                   3.20%                                     2.92%
    Net interest margin................                                   3.71%                                     3.39%

--------
<F1> Average balances include non-accrual loans.
<F2> Presented at actual yield rather than tax-equivalent yield.

    The following table sets forth for the periods indicated, the changes in interest income and interest expense which were attributable to changes in average volume and changes in average rates.

                                   RATE/VOLUME ANALYSIS


                                                                    YEAR ENDED DECEMBER 31, 1997
                                                                          COMPARED TO THE
                                                                    YEAR ENDED DECEMBER 31, 1996
                                                                ------------------------------------
                                                                VOLUME        RATE        NET CHANGE
                                                                -------       -----       ----------
                                                                           (IN THOUSANDS)
INTEREST EARNED ON:
Loans.......................................................    $12,186       $(141)       $12,045
Taxable investment securities...............................        267         216            483
Non-taxable investment securities...........................          1           6              7
Federal funds sold and other investments....................        213         (39)           174
                                                                -------       -----        -------
    Total interest income...................................     12,667          42         12,709
                                                                -------       -----        -------
INTEREST PAID ON:
Money market/NOW accounts...................................      1,047        (173)           874
Savings deposits............................................         79         (27)            52
Certificates of deposit.....................................      3,404        (117)         3,287
Certificates of deposit over $100,000.......................        666          19            685
IRA certificates............................................        303          (8)           295
Federal funds purchased, repurchase agreements and other
  short-term borrowings.....................................      1,386         (33)         1,353
Other borrowings............................................        (65)        (14)           (79)
                                                                -------       -----        -------
    Total interest expense..................................      6,820        (353)         6,467
                                                                -------       -----        -------
    Net interest income.....................................    $ 5,847       $ 395        $ 6,242
                                                                =======       =====        =======

    Other Income. Other income increased 136.76% for 1997 compared to 1996, and totaled $3.30 million for 1997. Other income, excluding securities gains and mortgage banking revenues, increased $0.96 million, or 93.41%, in 1997 compared to the prior year. The increase in other income in 1997 resulted primarily from an increase of $0.99 million in mortgage banking gross revenues generated by Allegiant Mortgage Company and the newly formed Edge Mortgage Services. In addition, service charges on deposit accounts grew by $0.30 million due to the increased number of deposit accounts and an expanded base of service chargeable products.

    Other Expenses. Total operating expenses increased $6.05 million, or 86.19%, to $13.07 million during 1997, compared to an increase of $1.39 million, or 24.78%, to $7.02 million in 1996. A majority of the increase was due to the expansion of our business lines, our two mortgage subsidiaries and an increase in the number of our banking locations. These additions resulted in increased salary and benefit expense, furniture and equipment costs and occupancy expenses. Our efficiency ratio, determined by dividing the total operating expenses by the total tax-equivalent revenue, was 67.69% in 1997 as compared to 61.30% in 1996.

    The following table sets forth a summary of our other income and expense for the years indicated:

                                                                YEARS ENDED DECEMBER 31,
                                                                -------------------------
                                                                  1997             1996
                                                                --------          -------
                                                                     (IN THOUSANDS)
        OTHER INCOME:
        Mortgage banking revenues...........................    $ 1,300           $  312
        Leasing revenues....................................        433               --
        Service charges on deposits.........................        913              612
        Gain on the sale of mortgage loans..................         27               --
        Brokerage division revenues.........................        169                6
        Gain on the sale of securities......................          2               49
        Other non-interest income...........................        454              414
                                                                -------           ------
            Total other income..............................    $ 3,298           $1,393
                                                                =======           ======

        OTHER EXPENSES:
        Salaries and employee benefits......................    $ 6,192           $3,455
        Furniture and equipment.............................        943              689
        Occupancy...........................................        738              448
        Depreciation of operating leases....................        394               --
        Goodwill amortization...............................        358               67
        Operating losses....................................        938              144
        Supplies............................................        428              202
        Other non-interest expense..........................      3,078            2,014
                                                                -------           ------
            Total other expenses............................    $13,069           $7,019
                                                                =======           ======

    Securities Portfolios. At December 31, 1997, held-to-maturity securities amounted to $31.95 million and securities designated as available-for-sale totaled $44.92 million.

    The carrying value of securities portfolio at the dates indicated were as follows:

                  INVESTMENT SECURITIES PORTFOLIO


                                                                     DECEMBER 31,
                                                                -----------------------
                                                                 1997            1996
                                                                -------         -------
                                                                    (IN THOUSANDS)
          U.S. governmental and agency securities...........    $48,354         $36,492
          Mortgage-backed securities........................     18,548          18,202
          Federal Home Loan Bank stock......................      7,033           4,462
          State and municipal securities....................      1,563           1,199
          Other securities..................................      1,371             205
                                                                -------         -------
            Total investment securities.....................    $76,869         $60,560
                                                                =======         =======

    Loans. Loans, the largest component of interest earning assets, increased 66.09% for the year ended December 31, 1997 which followed an increase of 60.80% in 1996. Average total loans outstanding for 1997 were $365.62 million, a 57.38% increase over 1996 average outstandings. Average total loans outstanding for 1996 were $232.31 million, an increase of 46.57% over average total outstanding loans in 1995. The loan growth in 1997 consisted of a 46.33% increase in commercial loans, a 69.00% increase in real estate mortgage loans, a 210.18% increase in real estate construction loans and a 39.20% increase in consumer loans. Essentially all of the loans were generated within our primary market area. We had no foreign credits and an insignificant amount of participations were purchased.

    Commercial loans increased $34.81 million, from $75.13 million on December 31, 1996 to $109.94 million on December 31, 1997. The increase in commercial loans was largely due to marketing efforts of the bank's commercial loan team, strengthened by the additions during 1997 of experienced personnel. The commercial loan portfolio is diversified from an industry standpoint and includes businesses engaged in manufacturing, agribusiness, wholesaling and retailing, financial services and other service businesses. Emphasis is upon middle market and community businesses with known management and financial stability. Consistent with the bank's strategy and emphasis upon relationship banking, most borrowing customers also maintain deposit accounts and utilize other banking services. Real estate is often a material component of collateral for the commercial and industrial loans even though repayment on the loans may not be directly related to the real estate. This real estate provides us with additional collateral protection.

    Asset Quality. Our allowance for loan losses increased 67.52%, from $3.10 million on December 31, 1996, to $5.19 million on December 31, 1997. The majority of this increase was due to the provision of $2.40 million to the allowance for loan losses during 1997. The 67.52% increase in the allowance was directly related to the 66.09% increase during 1997 in our loan balance. The allowance for loan losses to total loans increased slightly to 1.07% at December 1997 from 1.06% at December 31, 1996. The allowance for loan losses represented 377.12% of non-performing loans at December 31, 1997, compared to 447.98% at December 31, 1996.

    Non-performing assets increased by $0.69 million to $1.38 million at December 31, 1997, from $0.69 million on December 31, 1996. The ratio of non-performing loans to total loans was 0.28% at December 31, 1997 compared to 0.24% as of December 31, 1996. The largest component of this increase in non-performing loans was an increase of $0.04 million in past due commercial loans and $0.46 million in past due real estate loans.

    Allowance for Loan Losses. The allowance for loan losses equaled 1.07% of loans outstanding at December 31, 1997, essentially the same percentage level as 1996. For the year ended December 31, 1997, the provision for loan losses was $2.40 million compared to $1.45 million for the year ended December 31, 1996, an increase of $0.95 million, or 65.54%. The increase in the annual provision for loan losses was primarily a result of the 66.09% increase in total loans outstanding at December 31, 1997 compared to December 31, 1996. The provision to average loans outstanding as 0.71% in 1997 compared to 0.62% in 1996. Net loans charged off during 1997 was $0.71 million, compared to $0.48 million for the year ended December 31, 1996 representing an increase of 47.91%. Net loans charged off as a percentage of average loans outstanding was 0.19% and 0.21% in 1997 and 1996, respectively. Non-performing loans to total loans remained low at 0.28% at December 31, 1997 compared to 0.24% at year-end 1996. Total recoveries for the twelve months ended December 31, 1997 were $0.05 million compared to $0.07 million in 1996.

    Deposits. Average deposits increased $118.48 million, or 47.85%, 1997 following an increase of $63.28 million, or 34.33%, in 1996. The increase in 1997 was due to internal growth of approximately $67.5 million primarily from additional branch openings in 1996 and 1997 and growth of approximately $51.0 million due to acquisitions. As shown in the table below, total deposits at year-end 1997 increased by $175.97 million, or 57.01%. This growth rate, which is higher than the average growth rate, was due to the aforementioned acquisitions taking place in the third quarter of 1997, which therefore impacted average balances for the year to a lesser degree.

    The mix of average deposits changed moderately during the year with non-interest bearing deposits comprising 10.10% of total deposits compared to 8.61% in 1996. This increase also was the result of the previously mentioned deposit acquisition having proportionately more non-interest bearing accounts. Certificates of deposit under $100,000 comprised 44.49% of average deposits compared to 42.12% in 1996. The increase in 1997 was a result of the thrift acquisition having proportionately more of these deposits.

    The following tables summarize deposits as of the dates indicated:

                                            DEPOSIT LIABILITY COMPOSITION


                                                                            DECEMBER 31,
                                             ---------------------------------------------------------------------------
                                                            1997                                     1996
                                             ----------------------------------       ----------------------------------
                                                            PERCENT        AVE.                      PERCENT        AVE.
                                              AMOUNT        OF TOTAL       RATE        AMOUNT        OF TOTAL       RATE
                                             --------       --------       ----       --------       --------       ----
                                                                       (DOLLARS IN THOUSANDS)
Demand deposits..........................    $ 50,060         10.33%        --%       $ 29,406          9.53%         --%
Money market and NOW accounts............     115,856         23.91        4.29         85,201         27.60        4.54
Savings deposits.........................      16,157          3.33        2.89          6,083          1.97        3.25
Certificates of deposit..................     231,601         47.79        5.79        128,407         41.60        5.90
Certificates of deposit over $100,000....      52,211         10.77        5.55         50,825         16.47        5.50
IRA certificates.........................      18,756          3.87        5.95          8,748          2.83        6.06
                                             --------        ------                   --------        ------
    Total deposits.......................    $484,641        100.00%       5.24       $308,670        100.00%       5.33
                                             ========        ======                   ========        ======


    AMOUNTS AND MATURITIES OF TIME DEPOSITS OF $100,000 OR MORE


                                                              DECEMBER 31, 1997
                                                              -----------------
                                                               (IN THOUSANDS)
          Three months or less..............................       $26,694
          Over three months through six months..............         5,604
          Over six through twelve months....................        11,098
          Over twelve months................................         8,815
                                                                   -------
            Total...........................................       $52,211
                                                                   =======

INTEREST RATE SENSITIVITY

    Our asset/liability strategy is to minimize the sensitivity of earnings to changes in interest rates while maintaining an acceptable net interest margin. The bank's asset/liability committee monitors the interest rate sensitivity of the balance sheet on a bi-weekly basis. The committee reviews asset and liability repricing in the context of current and possible future interest rate scenarios affecting the economic climate in our market area.

    Our pricing policy is that all earning assets and interest bearing liabilities be either based on floating rates or have a fixed rate not exceeding five years. Real estate mortgage loans held by us, while having long final maturities, are comprised of one-, two- or three-year adjustable rate loans. The adjustable basis of these loans significantly reduces interest rate risk.

    The following table illustrates our estimated interest rate sensitivity and periodic and cumulative gap positions calculated as of March 31, 1999:

                                                            TIME TO MATURITY OR REPRICING
                                         --------------------------------------------------------------------
                                          0 TO 3        4 TO 12         1 TO 5          OVER
                                          MONTHS         MONTHS         YEARS         5 YEARS         TOTAL
                                         --------       --------       --------       --------       --------
                                                                (DOLLARS IN THOUSANDS)
RATE SENSITIVE ASSETS (RSA):
    Loans............................    $250,433       $ 86,037       $170,060       $ 13,776       $520,306
    Investment securities............       8,837          6,254         30,259         10,577         55,927
    Federal funds....................       4,475             --             --             --          4,475
                                         --------       --------       --------       --------       --------
        Total RSA....................    $263,745       $ 92,291       $200,319       $ 24,353       $580,708
                                         ========       ========       ========       ========       ========
RATE SENSITIVE LIABILITIES (RSL):
    Money market and NOW accounts....    $170,771       $     --       $     --       $     --       $170,771
    Savings..........................      15,032             --             --             --         15,032
    Time deposits....................      43,559         87,269         79,746             --        210,574
    Time deposits over $100,000......       9,336         19,291          4,406             --         33,033
    Repurchase agreements............       9,292            247             --             --          9,539
    S/T other........................          --            500             --             --            500
    S/T FHLB borrowings..............      12,000         25,500             --             --         37,500
    L/T FHLB borrowings..............          --             --         26,625             --         26,625
    L/T borrowings--other............          --             --         13,150             --         13,150
                                         --------       --------       --------       --------       --------
        Total RSL....................    $259,990       $132,807       $123,927       $     --       $516,724
                                         ========       ========       ========       ========       ========
PERIODIC INFORMATION:
    GAP (RSA--RSL)...................    $  3,755       $(40,516)      $ 76,392       $ 24,353
    RSA/RSL<F1>......................       101.4%         69.49%        161.84%           N/A
    RSA/total assets.................        42.5           14.9           32.3            3.9%
    RSL/total assets.................        41.9           21.4           20.0            0.0
    GAP/total assets.................         0.6            6.5           12.3            3.9
    GAP/RSA..........................         0.6            7.0           13.2            4.2

CUMULATIVE INFORMATION:
    Cumulative RSA...................    $263,745       $356,036       $556,355       $580,708
    Cumulative RSL...................     259,990        392,797        516,724        516,724
    GAP (RSA--RSL)...................       3,755        (36,761)        39,631         63,984
    RSA/RSL..........................      101.44%         90.64%        107.67%        112.38%
    RSA/total assets.................        42.5           57.4           89.7           93.6
    RSL/total assets.................        41.9           63.3           83.3           83.3
    GAP/total assets.................         0.6            5.9            6.4           10.3
    GAP/RSA..........................         0.6            6.3            6.8           11.0

-------
<F1> Our current asset/liability policy is to maintain RSA/RSL percentage between 80% and 135% for the 0 to 3 month maturity range and between 75% and 125% for the cumulative one-year maturity range.

    We measure the impact of interest rate changes on our income statement through the use of gap analysis. The gap represents the net position of assets and liabilities subject to repricing in specified time periods. During any given time period, if the amount of rate sensitive liabilities exceeds the amount of rate sensitive assets, a company would generally be considered negatively gapped and would benefit from falling rates over that period of time. Conversely, a positively gapped company would generally benefit from rising rates.

    We have structured the assets and liabilities of our company to mitigate the risk of either a rising or falling interest rate environment. Depending upon our assessment of economic factors such as the magnitude and direction of projected interest rates over the short- and long-term, we generally operate within guidelines set by our asset/liability policy and attempt to maximize our returns within an acceptable degree of risk. Our intention is to maintain a gap position at the one-year horizon of between 0.75% and 1.25%. Our position at March 31, 1999 was 0.91%. We manage our gap position at the one-year horizon as well as monitor the cumulative gap position for succeeding time frames.

    Interest rate changes do not affect all categories of assets and liabilities equally or simultaneously. There are other factors that are difficult to measure and predict that would influence the effect of interest rate fluctuations on our income statement. For example, a rapid drop in interest rates might cause our loans to repay at a more rapid pace and certain mortgage-related investments to prepay more quickly than projected. This could mitigate some of the benefits of falling rates as are expected when negatively gapped. Conversely, a rapid rise in rates could give us an opportunity to increase our margins and stifle the rate of repayment on our mortgage-related loans which would increase our returns.

    The following table shows the "rate shock" results of a simulation model that attempts to measure the effect of rising and falling interest rates over a two-year horizon in a rapidly changing rate environment.

                                                       +200 BASIS       -200 BASIS
                                                         POINTS           POINTS
                                                       ----------       ----------
Percentage change in net income due to an
  immediate 200 basis point change in interest
  rates over a two-year time horizon............        +37.25%          -44.11%

    As this table demonstrates, as of March 31, 1999 we had a cumulative positive gap position. This table shows that if there were an instantaneous, parallel shift in the yield curve of +200 basis points, we would realize an increase in net income of 37.25% over a two year horizon. Conversely, a like shift of -200 basis points would result in a decrease in net income of 44.11% over a two-year horizon. We used a sensitivity model that simulated these interest rate changes on our earning assets and interest-bearing liabilities. This process allows us to explore the complex relationships among the financial instruments in various interest rate environments.

    The preceding sensitivity analysis is based on numerous assumptions including: the nature and timing of interest rate levels including the shape of the yield curve; prepayments on loans and securities; changes in deposit levels; pricing decisions on loans and deposits; reinvestment/replacement of asset and liability cash flows; and others. While assumptions are developed based upon current economic and local market conditions, we cannot make any assurances as to the predictive nature of these assumptions including how client preferences or competitor influences might change.

    Interest rate exposure is measured by the potential impact on our income statement of possible changes in interest rates. We use information from our gap analysis and rate shock calculations as input to help manage our exposure to changing interest rates. During the past year, we have managed our balance sheet in a negatively gapped position for the one-year time frame, reflecting our outlook that the U.S. economy and general interest rate levels will be stable. We recognized opportunities to extend maturities on assets to take advantage of higher interest rates at longer maturities.

    We use our rate shock information to tell us how much exposure we have to rapidly changing rates. Based on historical information and our assessment of future interest rate trends, we do not believe there is a substantial risk of rapidly rising rates, which would negatively impact our income statement. Conversely, we also believe there is minimal likelihood of rapidly falling rates, which would positively impact our income statement.

    We believe that more likely scenarios include gradual changes in interest rate levels. We continue to monitor our gap and rate shock reports to detect changes to our exposure to fluctuating rates. We have the ability to shorten or lengthen maturities on newly acquired assets, sell investment securities, or seek funding sources with different maturities in order to change our asset and liability structure for the purpose of mitigating the effect of interest rate risk.

     As the following table shows, at December 31, 1998 we had a slight bias for falling interest rates in the most immediate time frame. This structure is similar to our positioning at the beginning of 1998; however, the bias to falling rates has been reduced to mitigate the impact of any increases in short-term rates. The cumulative gap positions in all time frames presented are well within our asset/liability guidelines.

                                                        0 TO 3        4 TO 12         1 TO 5           OVER
                                                        MONTHS         MONTHS         YEARS           5 YEAR        TOTAL
                                                       --------       --------       --------       --------       --------
                                                                              (DOLLARS IN THOUSANDS)
Earning Assets:
   Loans                                               $246,622       $ 77,989       $164,213       $  6,845       $495,669
   Investment securities <F1>                            11,857         23,169         18,838            916         54,780
   Federal funds sold                                     3,430             --             --             --          3,430
                                                       --------       --------       --------       --------       --------
      Total earning assets                             $261,909       $101,158       $183,051       $  7,761       $553,879
                                                       ========       ========       ========       ========       ========

Funding Sources:
   Money market accounts                                123,826             --             --             --        123,826
   NOW accounts                                          19,075             --             --             --         19,075
   Savings                                               14,918             --             --             --         14,918
   Time deposits                                         62,880         65,993         58,636            377        187,886
   Time deposits over $100,000                           15,037         11,865          3,929            342         31,173
   IRAs                                                   4,601          4,645          8,928            297         18,471
   Repurchase agreements                                 13,745            297             --             --         14,042
   Short-term borrowings--other                              --             --             --             --             --
   Short-term FHLB borrowings                            27,000         12,500             --             --         39,500
   Long-term FHLB borrowings                                 --             --         15,125         11,500         26,625
   Long-term borrowings--other                               --            500         13,150             --         13,650
                                                       --------       --------       --------       --------       --------
      Total funding sources                            $281,082       $ 95,800       $ 99,768       $ 12,516       $489,166
                                                       ========       ========       ========       ========       ========

Interest sensitivity gap--$                            $(19,173)      $  5,358       $ 83,283       $ (4,755)      $ 64,713
Interest sensitivity gap--%                               93.18%        105.59%        183.48%         62.01%        113.23%

Cumulative gap--$                                      $(19,173)      $(13,815)      $ 69,468       $ 64,713
Cumulative gap--%                                         93.18%         96.33%        114.57%        113.23%

Cumulative gap as a percentage of total
   earning assets                                         (3.46)%        (2.49)%        12.54%         11.68%

<F1> Investment securities include mortgage-backed securities which have effective maturities based upon current market conditions. This stratification is based on management's estimates in relation to the historical trends of these types of securities.


    The following table provides additional information about our financial instruments as of December 31, 1998. For loans, securities and liabilities with contractual maturities, the table presents principal cash flow and related weighted-average interest rates by contractual maturities. Core deposits that have no contractual maturity are subject to immediate withdrawal or repricing.

                                                                    YEAR OF CONTRACTUAL MATURITY
                                     ------------------------------------------------------------------------------------------
                                       1999         2000         2001         2002         2003        THEREAFTER       TOTAL
                                     --------      -------      -------      -------      -------      ----------      --------
                                                                       (DOLLARS IN THOUSANDS)
RATE SENSITIVE ASSETS:
Fixed rate loans...............      $ 70,498      $63,377      $56,938      $25,309      $24,468       $ 6,845        $247,435
  Average interest rate........          8.07%        8.48%        8.40%        8.40%        8.29%         8.35%           8.37%
Variable rate loans............      $155,556      $31,913      $15,494      $ 8,594      $16,202       $20,475        $248,234
  Average interest rate........          8.45%        8.01%        8.24%        8.50%        7.78%         8.40%           8.33%
Fixed rate securities..........      $  7,739      $ 6,450      $ 4,403      $ 5,223      $10,240       $ 8,629        $ 42,684
  Average interest rate........          6.11%        6.34%        6.00%        6.09%        5.62%         5.98%           5.98%
Variable rate securities.......            --      $ 4,000           --           --           --       $ 8,096        $ 12,096
  Average interest rate........            --         4.85%          --           --           --          6.82%           6.17%
Federal funds sold.............      $  3,430           --           --           --           --            --        $  3,430
  Average interest rate........          4.55%          --           --           --           --            --            4.55%
RATE SENSITIVE LIABILITIES:
Non-interest-bearing
  deposits.....................      $ 55,417           --           --           --           --            --        $ 55,417
Savings and interest-bearing
  checking.....................       157,819           --           --           --           --            --         157,819
  Average interest rate........          3.89%          --           --           --           --            --            3.89%
Time deposits..................      $165,021      $41,452      $18,513      $ 6,126      $ 5,402       $ 1,016        $237,530
  Average interest rate........          5.48%        5.41%        5.79%        5.96%        5.67%         6.12%           5.51%
Fixed interest rate
  borrowings...................      $ 17,042      $20,000      $12,650      $   625      $ 1,500       $42,000        $ 93,817
  Average interest rate........          4.19%        5.70%        7.00%        5.87%        5.62%         5.01%           5.29%

CAPITAL RESOURCES AND LIQUIDITY

    LIQUIDITY MANAGEMENT. Long-term liquidity is a function of the core deposit base and an adequate capital base. We are committed to growth of our deposit base. This growth is both internally generated through product pricing and product development and externally generated through brokered certificates of deposit. During the quarter ended March 31, 1999 and the year ended December 31, 1998, both of these elements contributed heavily to developing and maintaining long-term liquidity. Our capital position has been maintained through earnings and raising of capital. See "--Capital Resources."

    Short-term liquidity needs arise from continuous fluctuations in the flow of funds on both sides of the balance sheet resulting from growth and seasonal and cyclical customer demands. The securities portfolio provides stable long-term earnings as well as being a primary source of liquidity. The designation of securities as available-for-sale and held-to-maturity does not impact the portfolio as a source of liquidity due to the ability to enter into repurchase agreements using those securities.

    We anticipate continued loan demand in our market areas as industry consolidation continues. We have utilized, and expect to continue to utilize, Federal Home Loan Bank borrowings to fund a portion of future loan growth. We had a $70.25 million secured credit facility with the Federal Home Loan Bank as of December 31, 1998, of which $66.13 million was outstanding at December 31, 1998. As of March 31, 1999, we had availability under our Federal Home Loan Bank secured credit facility of $71.08 million of which $64.13 million was outstanding.

     Average short-term borrowings decreased 1.74% during the first quarter of 1999 following an increase of 0.29% in the year ended December 31, 1998. The increases reflected the above-mentioned strategy of utilizing Federal Home Loan Bank borrowings to fund loan growth while continuing to systematically build our deposit base. We anticipate similar use of the Federal Home Loan Bank facility in the foreseeable future. In addition to the Federal Home Loan Bank credit facility, as of March 31, 1999, we had available $29.10 million of additional short-term borrowing capacity.

    The following table summarizes short-term borrowings for the periods indicated:

                                 AVERAGE SHORT-TERM BORROWINGS


                                                               QUARTER ENDED                YEAR ENDED
                                                              MARCH 31, 1999             DECEMBER 31, 1998
                                                           ---------------------       ---------------------
                                                           AVERAGE       AVERAGE       AVERAGE       AVERAGE
                                                           BALANCE        RATE         AMOUNT         RATE
                                                           -------       -------       -------       -------
                                                                        (DOLLARS IN THOUSANDS)
        Federal funds purchased........................    $ 4,690        5.08%        $ 1,272        5.56%
        Securities sold under agreement to repurchase
          and other short-term borrowings..............     47,246        4.98          51,583        4.95
                                                           -------                     -------
        Total..........................................    $51,936        4.99         $52,855        4.96
                                                           =======                     =======
        Total maximum short-term borrowings outstanding
          at any month-end during the period...........    $53,969                     $63,449

    We experienced net growth in assets of 4.12% during the first three months of 1999, while deposits increased 6.72% during the same period. Total assets and liabilities were relatively unchanged in totals from March 31, 1998 to March 31, 1999 and actually increased subsequent to the sale of the three northeast Missouri branches in December 1998. The branch sale resulted in a reduction of $13.52 million in loans and $39.99 million in deposits. We continue to emphasize growth in stable core deposits while utilizing the Federal Home Loan Bank as necessary to balance liquidity and cost effectiveness. We closely monitor our level of liquidity to meet expected future needs.

    CAPITAL RESOURCES. Total shareholders' equity increased 2.00% to $49.06 million at March 31, 1999 compared to $48.10 million at year-end 1998.

    Our capital requirements have been historically financed through offerings of debt and equity securities, retention earnings and borrowings from a commercial bank. The bank also utilized its borrowing capacity with the Federal Home Loan Bank. The principal amount of our term loan was $13.65 million as of March 31, 1999, which loan matures in November 2001.

    During the first quarter of 1999, we purchased approximately $20.00 million of brokered deposit at rates between 4.55% and 4.65% in order to fund loan growth and to provide for other liquidity needs. Of such deposits, $5.00 million matured in May 1999 and the remainder matures in August 1999. We may use brokered deposits in the future as a source of liquidity.

    We may from time to time repurchase shares of our common stock in private transactions. In July 1999, we repurchased 232,010 shares of our common stock for $2.32 million.

    We also analyze our capital and the capital position of our bank in terms of regulatory capital guidelines. This analysis of capital is dependent upon a number of factors including asset quality, earnings strength, liquidity, economic conditions and combinations thereof. The Federal Reserve Board has issued standards for measuring capital adequacy for bank holding companies. These standards are designed to provide risk-responsive capital guidelines and to incorporate a consistent framework for use by financial institutions. Management believes that, as of March 31, 1999, we and the bank met all capital adequacy requirements to which we were subject.

    Allegiant's and the bank's capital ratios were as follows as of the dates indicated:

                                                         MARCH 31, 1999                     DECEMBER 31, 1998
                                                 ------------------------------       ------------------------------
                                                 ALLEGIANT       ALLEGIANT BANK       ALLEGIANT       ALLEGIANT BANK
                                                 ---------       --------------       ---------       --------------
Total capital (to risk-weighted assets)......      8.49%             10.63%             8.68%             10.93%
Tier 1 capital (to risk-weighted assets).....      7.24               9.38              7.42               9.68
Tier 1 capital (to average assets)...........      6.14               7.81              5.83               7.61

     Our commitment to maintaining adequate capital is evidenced by the significant increase in our average equity to average asset ratio which improved to 7.90% for the quarter ended March 31, 1999 compared to 6.84% for the first quarter of 1998. We will seek to maintain a strong equity base while executing our controlled expansion plans.

YEAR 2000

    GENERAL DESCRIPTION OF THE YEAR 2000 ISSUE AND THE READINESS OF ALLEGIANT. The Year 2000 issue is a result of computer programs being written using two digits rather than four digits to define the applicable year. Any of our computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations including, among other things, a temporary inability to process transactions, or engage in similar normal business activities. To mitigate the risk of disruption, a Year 2000 plan has been developed and implemented. The plan is comprised of five phases, with completion of all five necessary to protect us against potential Year 2000 failures.

    Our plan to resolve the Year 2000 issue involves the following five phases: awareness, assessment, remediation, testing and implementation. During the awareness phase, a comprehensive strategy for addressing the Year 2000 issue was formulated. We have fully completed our assessment of all systems that could be significantly affected by the Year 2000. The completed assessment indicated that most of the significant information technology systems could be affected, including the loan, deposit, general ledger and billing systems. All software and hardware systems have been provided by third party vendors; therefore, the remediation of systems primarily involves the installation of upgraded systems that have been certified by the vendors as Year 2000 compliant. We are in the process of testing all hardware and software systems to validate that systems have been renovated. In addition, testing will validate the compatibility of system interfaces. After all testing is completed, all systems will be implemented, which will include certification that all systems are Year 2000 compliant.

    YEAR 2000 STATUS, INCLUDING TIMETABLE FOR COMPLETION. As of the date of this prospectus, the awareness and assessment phases are 100% complete. The remediation phase is substantially complete, with only two lesser significant software systems requiring upgrades. It is anticipated that these systems will be upgraded no later than September 30, 1999. Testing of our systems is accomplished after upgrades are provided by and certified as Year 2000 compliant by a third party vendor. As of the date of this prospectus, approximately 85% of all internal systems have been tested. The testing of mission critical systems was substantially complete by December 31, 1998. Except for the two systems identified above, it is anticipated that testing of all systems will be substantially completed by July 31, 1999, with the implementation phase to be completed by August 31, 1999.

    IMPORTANCE OF THIRD PARTIES AND THEIR EXPOSURE TO THE YEAR 2000. We have some systems that interface directly with significant third party vendors. These include the Electronic Fund Transfer (EFT) systems related to wire transfers, automated teller machine and debit card transactions, in addition to trust system software. These third parties have made, or are in the process of making, their systems Year 2000 compliant. We are working with these third party vendors to ensure that the third party systems interface properly with our systems. Testing for these systems will be accomplished using actual and proxy testing. Proxy testing is testing that takes place in a controlled environment using similar software/hardware that we and the third party vendors utilize. These tests have been completed.

    We also have gathered information about the Year 2000 compliance status of customers with significant credit relationships. In addition, significant suppliers and other third parties that do not share information with our systems (external agents) have been queried to assess their Year 2000 status. As of the date of this prospectus, there is no evidence of any significant customers or external agents that would materially impact our operations, liquidity or capital resources. However, we have has no means of ensuring that these entities will be Year 2000 compliant. The inability of third parties and external agents to complete their Year 2000 resolution process in a timely fashion could materially impact us. The effect of non-compliant third parties and external agents is not determinable.

    YEAR 2000 COSTS. We have utilized and will continue to utilize both internal and external resources to reprogram, replace, test and implement the software and operating equipment for Year 2000 modifications. The total cost of the Year 2000 project is estimated at $0.20 million and is being funded through operating cash flows. As of the date of this prospectus, we have incurred approximately $0.20 million ($0.11 million expensed and $0.09 million capitalized for new systems and equipment), related to all phases of the Year 2000 project. The total remaining project costs, which we approximate will be $0.03 million, are attributable to the testing and validation phases of the project and will be expensed as incurred.

    OVERALL YEAR 2000 RISKS. Management believes it has an effective program in place to resolve the Year 2000 issue in a timely manner. As noted above, all necessary phases of the Year 2000 program have not yet been completed. In the event that such phases are not completed in a timely fashion, we could experience system failures that may have a significant impact on our financial condition. In addition, disruptions in the economy generally resulting from Year 2000 issues also could materially adversely affect us. We could be subject to litigation for computer system product failures. The amount of potential liability and lost revenue cannot be reasonably estimated at this time.

    CONTINGENCY PLANNING. We have contingency plans for certain mission critical applications and are working on plans for all other systems. These contingency plans involve, among other actions, manual workarounds and adjusting staffing strategies. In addition, funding plans are being developed to assure adequate levels of liquid assets are available in the event of significant customer withdrawals of cash items as a result of concerns regarding Year 2000 issues.

                              BUSINESS

GENERAL

    We are a bank holding company headquartered in St. Louis, Missouri. Our bank subsidiary, Allegiant Bank, offers full-service banking and personal trust services to individuals, commercial businesses and municipalities in the St. Louis metropolitan area. Our services include commercial, real estate and installment loans, checking, savings and time deposit accounts, personal trust and other fiduciary services and various other financial services such as securities brokerage, insurance and safe deposit boxes. As of March 31, 1999, we reported, on a consolidated basis, total assets of $620.86 million, loans of $513.54 million, deposits of $481.04 million and shareholders' equity of $49.06 million.

    Since 1989 when we were organized, we have been committed to building a strong, customer-friendly community bank. As a community bank, we are able to respond quickly to our customers through local decision-making and to tailor products and services to meet their needs. We believe this customer-friendly approach provides us with a competitive advantage over many of the larger financial institutions in the St. Louis metropolitan area. In addition, we believe that we have benefited from recent acquisitions of locally headquartered financial institutions by larger regional or national out-of-town financial institutions. Recent acquisitions of financial institutions in our market area include: Bank America Corporation's acquisition of Boatmen's Bancshares, Inc.; Union Planters' Corporation's acquisition of Magna Group, Inc.; and the pending acquisition by Firstar Corp. of Mercantile Bancorporation Inc.

    We currently are the fourth largest St. Louis-based bank holding company. We have expanded rapidly through internal growth and acquisitions. We believe that market coverage is necessary, and our goal is to have a banking facility within a 20-minute drive from all principal sectors of the St. Louis metropolitan area.

    We were organized in May 1989 and at that time acquired Allegiant State Bank located in Northeastern Missouri. We acquired Allegiant Bank in St. Louis, Missouri in 1990. In November 1994, we acquired Allegiant Mortgage Company. Effective in January 1995, Allegiant State Bank was merged into Allegiant Bank. We acquired Reliance Savings and Loan Association of St. Louis County in August 1997 and later merged it with Allegiant Bank.

    In September 1997, the bank acquired two branches in Union and Warrenton, Missouri, from Roosevelt Bank. In that transaction, the bank assumed approximately $96.08 million of deposit liabilities, acquired real property and related automated teller machines, furniture, fixtures, equipment and other operating assets with an aggregate value of $0.54 million, and approximately $3.02 million of consumer loans. The bank recorded goodwill of $8.83 million in connection with this branch acquisition. In January 1999, the bank acquired all the assets and liabilities of Allegiant Mortgage Company which then was dissolved.

    In addition to our acquisitions, we have opened several new branches with a view toward covering all sectors of the St. Louis metropolitan area. Branch openings in the past three years include Mehlville in 1996, and St. Peters, Affton and Crestwood in 1997. We also opened a branch in Town & Country in 1998, and a downtown St. Louis branch in the first quarter of 1999. Later in 1999 we will open our 15th branch in Ballwin.

    Since the beginning of 1998, we have focused primarily on improving the profitability of our banking operations. As a result, we have reduced the amount of one- to four-family mortgages that we hold in our loan portfolio and increased the amount of higher yielding commercial loans. We also have hired several banking professionals with experience in the St. Louis metropolitan area to help us grow our commercial loans and deposits. We have refined our market focus to concentrate exclusively on opportunities in the higher-growth St. Louis metropolitan area and, accordingly, we sold three retail banking offices outside the St. Louis metropolitan area in December 1998. We also have implemented company-wide cost-control efforts to enhance efficiencies of entire operations.

    Our management team is comprised of experienced individuals who average more than 15 years in the banking or financial services industries. Our directors and executive officers own approximately 35% of our outstanding common stock.

    The St. Louis metropolitan area is the 17th largest metropolitan area in the United States with a population of approximately 2.45 million. The St. Louis metropolitan area is home to 19 Fortune 1000 companies, such as Anheuser-Busch Companies, Inc., Monsanto Company, Ralston Purina Company and Trans World Airlines, Inc. Also the St. Louis metropolitan area ranks fifth in the United States as a headquarters location for Fortune 500 companies. In 1998, the St. Louis area ranked second in Entrepreneur Magazine's listing of the top places in the United States for small business, marking four straight years on that publication's top ten list, and Inc. magazine placed St. Louis among its top ten areas for growing firms.

OPERATIONS

    The bank offers complete banking and trust services to individuals, businesses and municipalities in the St. Louis metropolitan area. Services include commercial, real estate, mortgage and installment loans, checking, savings and time deposit accounts, trust and other fiduciary services, and various other customer services such as brokerage, insurance and safe deposit boxes.

COMPETITION

    The bank encounters substantial competition in offering all of its banking and related financial products and services from other banking institutions and from an increasing number of non-banking institutions in its market area. Many of the bank's non-bank competitors are not subject to the extensive federal and state regulations which govern us and our subsidiaries and, as a result, have a competitive advantage over the bank in providing certain services. Many of the financial institutions with which the bank competes are larger and have substantially greater financial resources than the bank.

SUPERVISION AND REGULATION

    GENERAL. Financial institutions and their holding companies are extensively regulated under federal and state law. As a result, our growth and earnings performance can be affected not only by management decisions and general economic conditions, but also by the requirements of applicable state and federal statutes and regulations and the policies of various governmental regulatory authorities, including the Missouri Division of Finance, the Federal Reserve Board, the Federal Deposit Insurance Corporation, the Internal Revenue Service, state taxing authorities and the SEC. We cannot predict with a high degree of certainty the effect of applicable statutes, regulations and regulatory policies on us, but believe that it could be significant.

    Federal and state laws and regulations generally applicable to financial institutions regulate, among other things, the scope of business, investments, reserves against deposits, capital levels relative to operations, the nature and amount of collateral for loans, the establishment of branches, mergers, consolidations and dividends. The system of supervision and regulation applicable to us establishes a comprehensive framework for our operations and is intended primarily for the protection of the FDIC's deposit insurance funds and the depositors of the bank rather than our shareholders.

    This summary of the material elements of this regulatory framework does not describe all applicable statutes, regulations and regulatory policies, nor does it restate all of the requirements of the statutes, regulations and regulatory policies that are described. You should review the applicable statutes, regulations and regulatory policies. Any change in applicable law, regulations or regulatory policies may have a material effect on our business.

    RECENT REGULATORY DEVELOPMENTS. Legislation is pending in Congress that would allow bank holding companies to engage in a wider range of nonbanking activities, including additional securities and insurance activities. The expanded powers generally would be available to a bank holding company only if the bank holding company and its bank subsidiaries remain well-capitalized and well-managed. At this time, we are unable to predict whether the proposed legislation will be enacted and, therefore, are unable to predict the impact such legislation may have on us.

    ALLEGIANT BANCORP, INC.

    General. We, as the sole shareholder of the bank, are a bank holding company. As a bank holding company, we are registered with, and are subject to regulation by, the Federal Reserve Board under the Bank Holding Company Act. In accordance with Federal Reserve Board policy, we are expected to act as a source of financial strength to the bank and to commit resources to support the bank in circumstances where we might not otherwise do so. We are subject to periodic examination by the Federal Reserve Board. We also are required to file with the Federal Reserve Board periodic reports of our operations and such additional information as the Federal Reserve Board may require. We also are regulated by the Missouri Division of Finance under Missouri banking laws.

    Investments and Activities. Under the Bank Holding Company Act, a bank holding company must obtain Federal Reserve Board approval before: (a) acquiring direct or indirect ownership or control of any voting shares of another bank or bank holding company if it would own or control more than 5% of the shares of the other bank or bank holding company after the acquisition (unless it already owns or controls the majority of such shares); (b) acquiring all or substantially all of the assets of another bank; or (c) merging or consolidating with another bank holding company. Subject to certain conditions (including certain deposit concentration limits), the Federal Reserve Board may allow a bank holding company to acquire banks located in any state of the United States regardless of whether the acquisition is prohibited by the law of the state in which the target bank is located. However, in approving interstate acquisitions, the Federal Reserve Board is required to observe applicable state law limitations on the aggregate amount of deposits that may be held by the acquiring bank holding company and its insured depository institution affiliates in the state in which the target bank is located (provided that those limits do not discriminate against out-of-state depository institutions or their holding companies) and state laws which require that the target bank have been in existence for a minimum period of time (up to five years) before being acquired by an out-of-state bank holding company.

    The Bank Holding Company Act also generally prohibits bank holding companies from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank and from engaging in any business other than that of banking, managing and controlling banks or furnishing services to banks and their subsidiaries. This general prohibition is subject to a number of exceptions. The principal exception allows bank holding companies to engage in, and to own shares of companies engaged in, certain businesses found by the Federal Reserve Board to be "so closely related to banking ... as to be a proper incident thereto." Under current regulations of the Federal Reserve Board, we are permitted to engage in a variety of banking-related businesses, including the operation of a thrift, sales and consumer finance, equipment leasing, the operation of a computer service bureau (including software development), and mortgage banking and brokerage. The Bank Holding Company Act generally does not place territorial restrictions on the domestic activities of non-bank subsidiaries of bank holding companies.

    Capital Requirements. Bank holding companies are required to maintain minimum levels of capital in accordance with Federal Reserve Board capital adequacy guidelines. If capital falls below minimum guideline levels, a bank holding company, among other things, may be denied approval to acquire or establish additional banks or non-bank businesses.

    The Federal Reserve Board's capital guidelines contain a risk-based requirement, expressed as a percentage of total risk-weighted assets, and a leverage requirement, expressed as a percentage of total assets. Bank holding companies must maintain a minimum ratio of total capital to total risk-weighted assets of 8%, at least one-half of which must be Tier 1 capital, and a minimum ratio of Tier 1 capital to total assets of 3% for the most highly rated companies, with a minimum requirement of 4% for all others. For purposes of these capital standards, Tier 1 capital consists primarily of permanent shareholders' equity less intangible assets (other than certain mortgage servicing rights and purchased credit card relationships). Up to 25% of Tier 1 capital can consist of the proceeds of the sale of trust preferred securities. Total capital consists primarily of Tier 1 capital plus certain other debt and equity instruments that do not qualify as Tier 1 capital, including any proceeds from the sale of trust preferred securities that would exceed 25% of Tier 1 capital, and a portion of the bank holding company's allowance for loan and lease losses.

    The risk-based and leverage standards described above are minimum requirements. Higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual banking organizations. For example, the Federal Reserve Board's capital guidelines contemplate that additional capital may be required to take adequate account of, among other things, interest rate risk, or the risks posed by concentrations of credit, nontraditional activities or securities trading activities. Further, any banking organization experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions (i.e., Tier 1 capital less all intangible assets), well above the minimum levels.

    As of March 31, 1999, we had regulatory capital in excess of the Federal Reserve Board's minimum requirements, with a total risk-based capital ratio of 8.49% and a Tier 1 leverage capital ratio of 6.14%. The Federal Reserve Board does not (and has not in the past) require us to maintain our capital at levels exceeding minimum requirements.

    Dividends. Under Missouri law, we may not pay dividends if our net assets are less than our stated capital or if payment of dividends would reduce our net assets below our stated capital. Additionally, the Federal Reserve Board has issued a policy statement about the payment of cash dividends by bank holding companies. The policy statement provides that a bank holding company should not pay cash dividends that exceed its net income or which can only be funded in ways that weaken the bank holding company's financial health, such as by borrowing. The Federal Reserve Board also possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. These powers include proscribing the payment of dividends by banks and bank holding companies.

    Federal Securities Regulation. Our common stock is registered with the SEC under the Securities Exchange Act of 1934.
Consequently, we are subject to the information, proxy solicitation, insider trading and other restrictions and requirements of the SEC under the Securities Exchange Act of 1934.

    ALLEGIANT BANK

    General. The bank is chartered in Missouri, and its deposit accounts are insured by the FDIC's Bank Insurance Fund. As an FDIC-insured, Missouri-chartered bank, the bank is subject to the examination, supervision, reporting and enforcement requirements of the Missouri Division of Finance, as the chartering authority for Missouri banks, and the FDIC, as administrator of the Bank Insurance Fund.

    Deposit Insurance. As an FDIC-insured institution, the bank is required to pay deposit insurance premium assessments to the FDIC. The FDIC has adopted a risk-based assessment system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums based upon their respective levels of capital and results of supervisory evaluations. Institutions classified as well-capitalized (as defined by the FDIC) and considered healthy pay the lowest premium while institutions that are less than adequately capitalized (as defined by the FDIC) and considered of substantial supervisory concern pay the highest premium. The FDIC risk classifies all insured institutions for each semi-annual assessment period.

    During the semi-annual assessment period which began January 1, 1999, Bank Insurance Fund assessment rates ranged from 0% of deposits to 0.27% of deposits. During the semi-annual assessment period beginning July 1, 1999, Bank Insurance Fund assessment rates will continue to range from 0% of deposits to 0.27% of deposits.

    The FDIC may terminate the deposit insurance of any insured depository institution if the FDIC determines, after a hearing, that the institution (a) has engaged or is engaging in unsafe or unsound practices, (b) is in an unsafe or unsound condition to continue operations or (c) has violated any applicable law, regulation, order, or any condition imposed in writing by, or written agreement with, the FDIC. The FDIC also may suspend deposit insurance temporarily during a hearing process about permanent termination of insurance if the institution has no tangible capital. We are not aware of any activity or condition that could result in termination of the deposit insurance of the bank.

    Financing Corporation Assessments. Since 1987, a portion of the deposit insurance assessments paid by members of the FDIC's Savings Association Insurance Fund has been used to cover interest payments due on the outstanding obligations of the Financing Corporation. The Financing Corporation was created in 1987 to finance the recapitalization of the Federal Savings and Loan Insurance Corporation, the predecessor insurance fund to the Savings Association Insurance Fund.

    As a result of federal legislation enacted in 1996, beginning January 1, 1997, both Savings Association Insurance Fund members and Bank Insurance Fund members became subject to assessments to cover the interest payments on outstanding Financing Corporation obligations. These assessments are in addition to amounts assessed by the FDIC for deposit insurance. Until January 1, 2000, the Financing Corporation assessments made against Bank Insurance Fund members may not exceed 20% of the amount of the Financing Corporation assessments made against Savings Association Insurance Fund members. Between January 1, 2000 and the final maturity of the outstanding Financing Corporation obligations in 2019, Bank Insurance Fund members and Savings Association Insurance Fund members will share the cost of the interest on the Financing Corporation bonds on a pro rata basis. During the year ended December 31, 1998, the Financing Corporation assessment rate for Savings Association Insurance Fund members ranged between approximately 0.061% of deposits and approximately 0.063% of deposits, while the Financing Corporation assessment rate for Bank Insurance Fund members ranged between approximately 0.012% of deposits and approximately 0.013% of deposits. During the quarter ended March 31, 1999, the Financing Corporation assessment rate for Bank Insurance Fund members was approximately 0.012% of deposits and the Financing Corporation assessment rate for Savings Association Insurance Fund members was approximately 0.061% of deposits.

    Supervisory Assessments. All Missouri banks are required to pay supervisory assessments to the Missouri Division of Finance to fund the operations of the Missouri Division of Finance. The amount of the assessment is calculated based on a formula established by the Missouri Division of Finance which takes into account the institution's total assets.

    Capital Requirements. The FDIC has established minimum capital standards for state-chartered insured non-member banks, such as the bank, comprised of a leverage requirement and a risk-based capital requirement. The leverage requirement mandates a minimum ratio of Tier 1 capital to total assets of 3% for the most highly-rated banks and at least 4% for all others. The risk-based capital requirement provides for a minimum ratio of total capital to total risk-weighted assets of 8%, at least one-half of which must be Tier 1 capital. For purposes of these capital standards, Tier 1 capital and total capital consist of substantially the same components as Tier 1 capital and total capital under the Federal Reserve Board's capital guidelines for bank holding companies.

    The foregoing capital requirements are minimum requirements. Higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual institutions. For example, the regulations of the FDIC provide that additional capital may be required to take adequate account of, among other things, interest rate risk or the risks posed by concentrations of credit, nontraditional activities or securities trading activities.

    During the year ended December 31, 1998 and the quarter ended March 31, 1999, the bank was not required by the FDIC to increase its capital to an amount in excess of the minimum regulatory requirement. As of March 31, 1999, the bank exceeded its minimum regulatory capital requirements with a Tier 1 leverage capital ratio of 7.81% and a total risk-based capital ratio of 10.63%.

    Federal law provides the federal banking regulators with broad power to take prompt corrective action to resolve the problems of undercapitalized institutions. The extent of the regulators' powers depends on whether an institution is "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized," in each case as defined by regulation. Depending upon the capital category to which an institution is assigned, the regulators' corrective powers include:
(a) requiring the institution to submit a capital restoration plan;
(b) limiting the institution's asset growth and restricting its activities; (c) requiring the institution to issue additional capital stock (including additional voting stock) or to be acquired;
(d) restricting transactions between the institution and its affiliates; (e) restricting the interest rate the institution can pay on deposits; (f) ordering a new election of directors of the institution; (g) requiring that senior executive officers or directors be dismissed; (h) prohibiting the institution from accepting deposits from correspondent banks; (i) requiring the institution to divest certain subsidiaries; (j) prohibiting the payment of principal or interest on subordinated debt; (k) and ultimately, appointing a receiver for the institution. As of March 31, 1999, the bank was "well capitalized," as defined by FDIC regulations.

    Dividends. Under Missouri law, the bank may pay dividends out of its undivided profits. The payment of dividends by any financial institution or its holding company, however, is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and a financial institution generally is prohibited from paying any dividends if, following payment of a dividend, the institution would be undercapitalized. As described above, the bank exceeded its minimum capital requirements under applicable guidelines as of March 31, 1999. As of March 31, 1999, approximately $13.21 million was available to be paid as dividends by the bank to us. However, the FDIC or the Missouri Division of Finance may prohibit the payment of any dividends from these available funds by the bank if either determines such payment would constitute an unsafe or unsound practice.

    Insider Transactions. The bank is subject to certain restrictions imposed by federal law on extensions of credit to us, on investments in our stock or other of our securities and the acceptance of our stock or other securities as collateral for loans. Certain limitations and reporting requirements also are placed on extensions of credit by the bank to its directors and officers, to our directors and officers, to our principal shareholders, and to "related interests" of such directors, officers and principal shareholders. In addition, federal law and regulations may affect the terms upon which any person becoming one of our directors or officers or one of our principal shareholders may obtain credit from banks with which the bank maintains a correspondent relationship.

    Safety and Soundness Standards. The federal banking agencies have adopted guidelines which establish operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines set forth standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings. In addition, in October 1998, the federal banking regulators issued safety and soundness standards for achieving Year 2000 compliance, including standards for developing and managing Year 2000 project plans, testing remediation efforts and planning for contingencies.

    In general, the safety and soundness guidelines prescribe the goals to be achieved in each area, and each institution is responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the institution's primary federal regulator may require the institution to submit a plan for achieving and maintaining compliance. If an institution fails to submit an acceptable compliance plan, or fails in any material respect to implement a compliance plan that has been accepted by its primary federal regulator, the regulator is required to issue an order directing the institution to cure the deficiency. Until the deficiency cited in the regulator's order is cured, the regulator may restrict the institution's rate of growth, require the institution to increase its capital, restrict the rates the institution pays on deposits or require the institution to take any action the regulator deems appropriate under the circumstances. Noncompliance with the standards established by the safety and soundness guidelines may also constitute grounds for other enforcement action by the federal banking regulators, including cease and desist orders and civil money penalty assessments.

    Branching Authority. Missouri banks, such as the bank, have the authority under Missouri law to establish branches anywhere in the State of Missouri, subject to receipt of all required regulatory approvals.

    Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, both state and national banks are allowed to establish interstate branch networks by acquiring other banks, subject to certain conditions, including limitations on the aggregate amount of deposits that may be held by the surviving bank and all of its insured depository institution affiliates. Establishing new interstate branches or acquiring individual branches of a bank in another state (rather than acquiring an out-of-state bank in its entirety) is allowed by the Riegle-Neal Act only if specifically authorized by state law. The legislation allowed individual states to "opt-out" of certain provisions of the Riegle-Neal Act by enacting appropriate legislation prior to June 1, 1997. Missouri enacted legislation permitting interstate mergers beginning on

June 1, 1997, subject to certain conditions, including a prohibition against interstate mergers involving a Missouri bank that has been in existence and continuous operation for fewer than five years.

    State Bank Activities. Under federal law and FDIC regulations, FDIC-insured state banks are prohibited, subject to certain exceptions, from making or retaining equity investments of a type, or in an amount, that are not permissible for a national bank. Federal law and FDIC regulations also prohibit FDIC-insured state banks and their subsidiaries, subject to certain exceptions, from engaging as principal in any activity that is not permitted for a national bank or its subsidiary, respectively, unless the bank meets, and continues to meet, its minimum regulatory capital requirements, and the FDIC determines the activity would not pose a significant risk to the deposit insurance fund of which the bank is a member. These restrictions have not had, and are not currently expected to have, a material impact on the operations of the bank.

    Federal Reserve System. Federal Reserve Board regulations, as presently in effect, require depository institutions to maintain non-interest earning reserves against their transaction accounts (primarily NOW and regular checking accounts), as follows: for transaction accounts aggregating $46.5 million or less, the reserve requirement is 3% of total transaction accounts; and for transaction accounts aggregating in excess of $46.5 million, the reserve requirement is $1.395 million plus 10% of the aggregate amount of total transaction accounts in excess of $46.5 million. The first $4.9 million of otherwise reservable balances are exempted from the reserve requirements. These reserve requirements are subject to annual adjustment by the Federal Reserve Board. The bank is in compliance with these requirements.

EMPLOYEES

    As of March 31, 1999, we had approximately 228 full-time equivalent employees. None of our employees is subject to a collective bargaining agreement. We consider our relationships with our employees and those of the bank to be good.

PROPERTIES

    Our principal executive, administrative and operational offices are located at 2122 Kratky Road in St. Louis, Missouri. The bank conducts its business and operations out of 14 locations in the St. Louis metropolitan area. Our physical properties, which are either owned or leased, are in satisfactory condition, adequately insured and suitable and adequate for present operations.

    The following table sets forth the location and certain additional information regarding our banking facilities as of the date hereof. The expiration date shown includes the renewal option periods available to the bank.

                                               YEAR          OWNED OR LEASED/          APPROXIMATE
                                              OPENED         EXPIRATION DATE          SQUARE FOOTAGE
                                              ------         ----------------         --------------
ALL BANKING FACILITIES:

ST. LOUIS, GRAND
4323 North Grand Blvd.                         1990               Owned                   10,000
St. Louis, MO 63107

WEST PORT
157 Westport Plaza Drive                       1992            Leased/2012                 2,500
Maryland Heights, MO 63146

HAZELWOOD
7650 North Lindbergh                           1992               Owned                    5,000
Hazelwood, MO 63042

CLAYTON
7801 Forsyth Blvd.                             1994            Leased/2004                 3,200
Clayton, MO 63105

DES PERES
12100 Manchester Road                          1995               Owned                    2,300
Des Peres, MO 63131

SOUTH COUNTY
7421 South Lindbergh Blvd.                     1996            Leased/2015                 1,900
Mehlville, MO 63125

ST. PETERS
3551 Harvester Road                            1997               Owned                    2,500
St. Peters, MO 63303

WARRENTON
236 East Booneslick Road                       1997               Owned                    1,800
Warrenton, MO 63383

UNION
509 Highway 50 West                            1997               Owned                    2,900
Union, MO 63084

CRESTWOOD
9792 Watson Road                               1997            Leased/2017                 2,500
Crestwood, MO 63126

AFFTON
8930 Gravois                                   1997               Owned                    4,400
Affton, MO 63123

TOWN & COUNTRY
157 Lamp & Lantern Village                     1998               Owned                    3,500
Town & Country, MO 63017

HEADQUARTERS
2122 Kratky Road                               1998               Owned                   22,000
St. Louis, MO 63114

ST. LOUIS, DOWNTOWN
119 North Broadway                             1999            Leased/2028                 3,000
St. Louis, MO 63102

BALLWIN<F1>
15061 Manchester Road                          1999               Owned                    6,000
Ballwin, MO 63011

--------
<F1> Planned opening in August 1999

LEGAL PROCEEDINGS

    Various claims and lawsuits, incidental to the ordinary course of business, are pending against us. In the opinion of management, after consultation with legal counsel, resolution of these matters is not expected to have a material effect on our consolidated financial condition or results of operations.

                             MANAGEMENT

    The following table sets forth certain information regarding the directors and executive officers of Allegiant:

    NAME                                      AGE                             POSITION
    ----                                      ---                             --------
    Marvin S. Wool........................    70        Chairman of the Board
    Shaun R. Hayes........................    39        President, Chief Executive Officer and Director
    Leland B. Curtis......................    55        Director
    Kevin R. Farrell......................    48        Director and Secretary
    Leon A. Felman........................    64        Director
    C. Virginia Kirkpatrick...............    65        Director
    Jack K. Krause........................    67        Director
    John L. Weiss.........................    44        Director
    Lee S. Wielansky......................    48        Director
    Thomas A. Daiber......................    41        Senior Vice President and Chief Financial Officer

    Marvin S. Wool has served as a director of Allegiant since 1990 and as the Chairman of Allegiant and Chairman of the bank since March 1992. From March 1992 through 1998, Mr. Wool served as Chief Executive Officer of Allegiant. For more than the past five years, Mr. Wool has served as the President and Chief Executive Officer of Dash Multi-Corp, Inc., the holding company for subsidiary companies located in Georgia, Mississippi, Missouri, New Jersey and California that are in the chemical, cloth coating and carpet industries. Mr. Wool serves as a director of R-B Rubber Products, Inc., a recycler and manufacturer of rubber products.

    Shaun R. Hayes has served as a director and the President of Allegiant since 1989 and became Chief Executive Officer of Allegiant in January 1999. Additionally, Mr. Hayes has served as President and Chief Executive Officer of the bank since May 1992. From November 1986 through May 1989, Mr. Hayes was Senior Vice President and Manager of the Metropolitan Banking Division of United Missouri Bank of St. Louis, where he served as a member of that bank's executive committee and acted as an advisor to its Board of Directors. Mr. Hayes currently serves on the Board of Directors of the American Institute of Banking as well as the United Way of St. Louis.

    Leland B. Curtis has been a director since 1996. Mr. Curtis has been a partner in the law firm of Curtis, Oetting, Heinz, Garrett & Soule, a law firm located in St. Louis, Missouri, for more than the past five years.

    Kevin R. Farrell has served as a director of Allegiant since
1989 and as Secretary of Allegiant since 1994. Mr. Farrell has been President of St. Louis Steel Products, a steel fabricating company, for more than the past five years.

    Leon A. Felman has been a director of Allegiant since 1992. For more than the past five years, Mr. Felman has been associated with Sage Systems, Inc., which until June 1999 was a franchisee of Arby's restaurants in the St. Louis area, and currently serves as its President and Chief Executive Officer.

    C. Virginia Kirkpatrick has been a director of Allegiant since 1990. Ms. Kirkpatrick has been President of CVK Personal Management & Training Specialists, a business consulting and human resource management firm, for more than the past five years.

    Jack K. Krause has been a director of Allegiant since 1998. Mr. Krause has been the President and Chief Executive Officer of Jenkin-Guerin, Inc., a lubricant manufacturing company, since 1971.

    John L. Weiss has served as a director of Allegiant since March 1999 and as a director of the bank since 1996. Mr. Weiss has been President of Brentwood Volvo, an automobile dealership in St. Louis, Missouri, for more than the past five years.

    Lee S. Wielansky has been a director of Allegiant since 1990 and became Vice Chairman of the bank in February 1999. Mr. Wielansky has been the Managing Director-Investments and a member of the Board of Directors of Regency Realty Corporation, a publicly-held real estate investment trust since 1998. Prior to such time, he was the President and Chief Executive Officer of Midland Development Group, a real estate development company, for more than five years.

    Thomas A. Daiber has served as a Senior Vice President and the Chief Financial Officer of Allegiant since May 7, 1999. Mr. Daiber has been employed by Allegiant since March 17, 1997 and served most recently as the Director of Internal Auditing. Prior to joining Allegiant, Mr. Daiber served as an officer of Pioneer Bank and Trust Company or its holding company, Forbes First Financial Corporation, for more than five years.

COMMITTEES OF THE BOARD OF DIRECTORS

    EXECUTIVE COMMITTEE. Marvin S. Wool (Chairperson), Shaun R. Hayes, C. Virginia Kirkpatrick, Kevin R. Farrell and Lee S. Wielansky are the members of the executive committee. The executive committee may exercise all powers of the Board of Directors that may be lawfully delegated when the Board of Directors is not in session.

    AUDIT COMMITTEE. C. Virginia Kirkpatrick (Chairperson), Jack K. Krause and Leon A. Felman are the members of the audit committee of the Board of Directors of Allegiant. The audit committee's duties include meeting with the independent auditors, management, internal auditors, compliance and credit review personnel to periodically review the work of each and ensure that each is properly discharging its responsibilities. On January 1, 1999, the audit committee assumed the duties of the former directors' responsibility committee. The directors' responsibility committee was responsible for periodically reviewing transactions between directors and Allegiant to ensure compliance with various regulatory and other requirements.

    DIRECTORS' AND EXECUTIVES' COMPENSATION COMMITTEE. Leland B. Curtis (Chairperson), Kevin Farrell and John L. Weiss are the members of the directors' and executives' compensation committee. The directors' and executives' compensation committee reviews and recommends the salaries and other compensation of all directors and executive officers of Allegiant.

                        BENEFICIAL OWNERSHIP

    The following table sets forth information regarding the amount of common stock of Allegiant beneficially owned, as of June 24, 1999, by each person who is a director or executive officer of Allegiant or who is known by us to own beneficially more than 5% of our common stock, and all directors and executive officers of Allegiant as a group:

                NAME OF                                              NUMBER OF SHARES
               BENEFICIAL                                              BENEFICIALLY            PERCENT
                 OWNER                                                   OWNED<F1>             OF CLASS
               ----------                                            ----------------          --------
          Marvin S. Wool....................................           769,369<F2>               11.5%
          Shaun R. Hayes....................................           451,733<F3>                6.8
          Leon A. Felman....................................           554,615<F4>                8.4
          Kevin R. Farrell..................................           295,096<F5>                4.5
          Lee S. Wielansky..................................           163,210<F6>                2.4
          C. Virginia Kirkpatrick...........................           166,555<F7>                2.5
          Leland B. Curtis..................................            35,079<F8>               <F9>
          Jack K. Krause....................................           142,777<F10>               2.2
          John L. Weiss.....................................             7,422<F11>              <F9>
          Thomas A. Daiber..................................             1,080<F12>              <F9>

          All directors and executive officers as a group
            (10 persons)....................................         2,586,936<F13>              37.7%

-------
 <F1> Except as otherwise indicated, each individual has sole voting and investment power over the shares listed beside his or her name. The percentage calculations for beneficial ownership are based upon 6,611,160 shares of common stock that were issued and outstanding as of June 24, 1999, plus, with respect to each individual and for all directors and executive officers as a group, the number of shares subject to options and warrants that may be acquired upon exercise or conversion within 60 days of June 24, 1999.

 <F2> Total includes: 76,005 shares held by the Dash Industries Pension Plan;
      63,636 shares held in trusts for the benefit of Mr. Wool's children; and 52,354 shares subject to stock options that are presently exercisable or which are exercisable within 60 days of June 24, 1999. Mr. Wool's address is 2500 Adie Road, Maryland Heights, Missouri 63043.

 <F3> Total includes: 15,661 shares held of record by Mr. Hayes' spouse, as to which shares Mr. Hayes has shared voting and investment power; 4,956 shares held by Mr. Hayes' spouse as custodian for Mr. Hayes' three children; and 60,781 shares subject to stock options that are presently exercisable or which are exercisable within 60 days of June 24, 1999. Mr. Hayes' address is 2122 Kratky Road, St. Louis, Missouri 63114.

 <F4> Total includes 9,900 shares subject to stock options that are presently exercisable or which are exercisable within 60 days of June 24, 1999. Mr. Felman's address is 2122 Kratky Road, St. Louis, Missouri 63114.

 <F5> Total includes: 178,326 shares held of record by Pentastar Family
      Holdings, Inc.; 51,733 shares held by Mr. Farrell as custodian for his four children; 3,136 shares held by NFSC/FMTC as Trustee for the IRA of Mr. Farrell's spouse; 505 shares held by Everen Clearing Corporation as custodian for Mr. Farrell's family; and 9,900 shares subject to stock options that are presently exercisable or which are exercisable within 60 days of June 24, 1999.

 <F6> Total includes 51,300 shares subject to stock options that are presently exercisable or which are exercisable within 60 days of June 24, 1999.

 <F7> Total includes: 23,049 shares held jointly with Ms. Kirkpatrick's spouse;
      14,520 shares held of record by Ms. Kirkpatrick's spouse; 19,422 shares held by Paine Webber as Trustee for the IRA of Ms. Kirkpatrick's spouse; 8,120 shares held jointly with Ms. Kirkpatrick's children; and 39,930 shares subject to stock options that are presently exercisable or which are exercisable within 60 days of June 24, 1999.

 <F8> Total includes 18,480 shares subject to stock options that are presently exercisable or which are exercisable within 60 days of June 24, 1999.

 <F9> Less than one percent.

<F10> Total includes 5,700 shares subject to stock options that are presently exercisable or which are exercisable within 60 days of June 24, 1999.

<F11> Total includes: 3,720 shares subject to stock options that are presently exercisable or which are exercisable within 60 days of June 24, 1999; and 1,118 shares held of record by Mr. Weiss's spouse.

<F12> Includes 720 shares subject to stock options that are presently exercisable or which are exercisable within 60 days of June 24, 1999.

<F13> Total includes 252,785 shares subject to stock options that are presently exercisable or which are exercisable within 60 days of June 24, 1999.

                     ALLEGIANT CAPITAL TRUST I

    The Trust is a statutory business trust created under Delaware law pursuant to the filing of a Certificate of Trust with the Delaware Secretary of State on June 30, 1999. The Trust will be governed by the trust agreement among us, as depositor, Bankers Trust (Delaware), as Delaware trustee, Bankers Trust Company, as property trustee and two individuals selected by us to act as administrators with respect to the Trust. While we hold the trust common securities, we intend to select two individuals who are our employees or officers or affiliated with us to serve as the administrators. See "Description of Trust Preferred Securities-- Miscellaneous." The Trust exists for the exclusive purposes of:

    * issuing and selling the trust preferred securities and the trust common securities;

    * using the proceeds from the sale of the trust preferred securities and the trust common securities to acquire the junior subordinated debentures; and

    * engaging in only those other activities necessary, convenient or incidental thereto (such as registering the transfer of the trust preferred securities and the trust common securities).

Accordingly, the junior subordinated debentures will be the sole assets of the Trust, and payments under the junior subordinated debentures will be the sole source of revenue of the Trust.

    We will own all of the trust common securities. The trust common securities will rank equally, and payments on them will be made pro rata, with the trust preferred securities, except that upon the occurrence and during the continuation of an event of default under the junior subordinated debentures our rights as the holder of the trust common securities to payment in respect of distributions and payments upon liquidation, redemption or otherwise will be subordinated to the rights of the holders of the trust preferred securities. See "Description of Trust Preferred Securities-- Subordination of Trust Common Securities." We will acquire trust common securities in an aggregate liquidation amount equal to at least 3.75% of the total capital of the Trust. The Trust has a term of 30 years, but may terminate earlier as provided in the trust agreement.

    The address of the Delaware trustee is Bankers Trust (Delaware), 1101 Centre Road, Suite 200, Trust Department, Wilmington, Delaware 19805, and the telephone number is (302) 636-3301.

    The address of the property trustee, the guarantee trustee and the debenture trustee is Bankers Trust Company, Four Albany Street, 4th Street, New York, New York 10006, and the telephone number is
(212) 250-2500.

             DESCRIPTION OF TRUST PREFERRED SECURITIES

    The Trust will issue the trust preferred securities and the trust common securities under the trust agreement for the Trust. This summary of certain provisions of the trust preferred securities and the trust agreement is not complete. You should read the form of the trust agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part. Wherever particular defined terms of the trust agreement are referred to in this prospectus, such defined terms are incorporated herein by reference. A copy of the form of the trust agreement also is available upon request from the trustees.

    In addition, the trust agreement will be qualified as an indenture under the Trust Indenture Act of 1939. The terms of the trust preferred securities include those made a part of the trust agreement by the Trust Indenture Act. Therefore, this summary is qualified by reference to the Trust Indenture Act and you should be familiar with its provisions.

GENERAL

    The trust preferred securities will be limited to $15 million aggregate liquidation amount outstanding (which amount will be increased by up to $2.25 million aggregate liquidation amount of trust preferred securities if the underwriters exercise their over-allotment option in full). See "Underwriting." The trust preferred securities will rank equally, and payments will be made pro rata, with the trust common securities except as described under "--Subordination of Trust Common Securities." We will purchase and hold all of the trust common securities. The Trust will use the proceeds from selling the trust preferred securities and the trust common securities to purchase the junior subordinated debentures from us. The junior subordinated debentures will be registered in the name of the Trust and held by the property trustee in trust for your benefit and for our benefit as holder of the trust common securities. The guarantee we will execute for the benefit of the holders of the trust preferred securities will be a guarantee on a subordinated basis with respect to the trust preferred securities but will not guarantee payment of distributions or amounts payable on redemption or liquidation of the trust preferred securities when the Trust does not have funds on hand available to make such payments. See "Description of Guarantee."

DISTRIBUTIONS

    You will receive distributions on each trust preferred security at the annual rate of --% of the stated liquidation amount of $10, payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, to record holders at the close of business on the 15th day of the month of the relevant distribution date. Each date on which distributions will be paid is referred to as a distribution date in this prospectus. Distributions on the trust preferred securities will be cumulative. Distributions will accumulate from -------, 1999. The first distribution date for the trust preferred securities will be September 30, 1999. Distributions payable for each full distribution period will be computed by dividing the annual rate by four. The amount of distributions payable for any period less than a full distribution period will be computed on the basis of a 360-day year of twelve 30-day months and the actual days elapsed in a partial month in such period. If any date on which distributions are payable is not a business day or a holiday, then payment will be made on the next succeeding day that is a business day and not a holiday (without any additional distributions or other payment because of the delay), except that, if such business day falls in the next calendar year, the payment will be made on the immediately preceding business day.

    The term "distributions" includes quarterly distributions, distributions that accumulate on distributions not paid on the applicable distribution date and, if applicable, any additional sums paid during a tax event, all as further described herein.

    So long as no event of default under the indenture has occurred and is continuing, we have the right to defer the payment of interest on the junior subordinated debentures at any time or from time to time for an "extension period" that does not (a) exceed 20 consecutive quarterly periods with respect to each extension period,
(b) extend beyond the maturity date of the junior subordinated debentures or (c) end on a date that is not a distribution date. As a consequence of any such deferral, quarterly distributions on the trust preferred securities will be deferred during the extension period. Distributions to which you are entitled will accumulate additional distributions thereon at an annual rate of ---%.

    During any extension period, we may not (1) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock, (2) make any payment of principal of or interest or premium, if any, on or repay, repurchase or redeem any of our debt securities that rank equally with or junior in interest to the junior subordinated debentures (including the trust preferred securities), or (3) redeem, purchase or acquire less than all of the junior subordinated debentures or any of the trust preferred securities.

    These prohibitions, however, do not apply to:

    * repurchases, redemptions or other acquisitions of our capital stock, in order to satisfy our obligations under any employment contract, benefit plan or other similar arrangement, a dividend reinvestment or stockholder stock purchase plan;

    * a reclassification, exchange or conversion of any class or series of our capital stock (or any capital stock of the bank, any of its subsidiaries or any of our future subsidiaries) for any class or series of our capital stock;

    * the purchase of fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged;

    * any declaration of a dividend in connection with any shareholders' rights plan, or the issuance of rights, stock or other property under any shareholders' rights plan, or the redemption or repurchase of rights pursuant thereto; or

    * any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks equally with or junior to such stock.

    Before the end of an extension period, we may extend the extension period (subject to the limits imposed on the duration and ending date of an extension period), further deferring the payment of interest as long as no event of default under the indenture has occurred and is continuing. Upon the termination of an extension period and the payment of all amounts then due, we may elect to begin a new extension period subject to the above conditions. No interest will be due on the junior subordinated debentures during an extension period, except at the end of the extension period. We must give you and the trustees notice of our election of an extension period at least one business day prior to the earlier of (1) the date the distributions on the trust preferred securities would have been payable but for the election to begin the extension period and
(2) the date the property trustee is required to give you notice of the record date or the date the distributions are payable, but in any event not less than one business day prior to the record date. The property trustee will give you notice of our election to begin a new extension period. Subject to the foregoing, there is no limitation on the number of times that we may elect to begin an extension period. During an extention period, distributions will continue to accumulate, and you will be required to accrue and recognize interest income for United States federal income tax purposes. See "Description of Junior Subordinated Debentures--Option To Extend Interest Payment Period" and "Certain United States Federal Income Tax Consequences--Interest Income and Original Issue Discount."

    We currently do not intend to exercise our right to defer payments of interest by extending the interest payment period on the junior subordinated debentures.

    The revenue of the Trust available for distribution to you will be limited to payments under the junior subordinated debentures. Under the terms of the trust agreement, the trust cannot issue any securities other than trust preferred securities, incur any indebtedness or pledge any of its assets. If we do not make payments on the junior subordinated debentures, the Trust may not have funds available to pay distributions or other amounts payable on the trust preferred securities. The payment of distributions and other amounts payable on the trust preferred securities (if and to the extent the Trust has funds sufficient to make such payments) is guaranteed by us on a limited basis as set forth herein under "Description of Guarantee."

REDEMPTION

    The junior subordinated debentures mature on ------------, 2029.
We may redeem the junior subordinated debentures (1) on or after ------------, 2004 in whole at any time or in part from time to time, or (2) in whole, but not in part, at any time within 90 days following the occurrence and during the continuation of a tax event, investment company event or capital treatment event (each as defined below), in each case subject to prior regulatory approval if it is then required. See "--Liquidation Distribution Upon Dissolution." We also may repurchase the junior subordinated debentures, in whole or in part, from the Trust any time after ------------, 2004. A redemption or repurchase of the junior subordinated debentures would cause a mandatory redemption of a proportionate amount of the trust preferred securities and trust common securities at the redemption price.

    "Tax event" means the receipt by us and the Trust of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including an announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority, or as a result of any official or administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of issuance of the trust preferred securities, there is more than an insubstantial risk that:

    * the Trust is, or will be within 90 days of the delivery of such opinion, subject to United States federal income tax with respect to income received or accrued on the junior subordinated debentures;

    * interest payable by us on the junior subordinated debentures is not, or within 90 days of the delivery of such opinion will not be, deductible by us, in whole or in part, for United
      States federal income tax purposes; or

    * the Trust is, or will be within 90 days of the delivery of such opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges.

See "Certain United States Federal Income Tax Consequences--Pending Tax Litigation Affecting the Trust Preferred Securities" for discussion of pending United States Tax Court litigation that, if decided adversely to the taxpayer, could give rise to a tax event, that may permit us to redeem the junior subordinated debentures prior to ------------, 2004.

    If a tax event described in the first or third circumstances above has occurred and is continuing and the Trust holds all of the junior subordinated debentures, we will pay on the junior subordinated debentures any additional amounts as may be necessary in order that the amount of distributions then due and payable by the Trust on the outstanding trust preferred securities and trust common securities of the Trust will not be reduced as a result of any additional taxes, duties and other governmental charges to which the Trust has become subject.

    "Investment company event" means the receipt by us and the Trust of an opinion of counsel experienced in such matters to the effect that, as a result of the occurrence of a change in law or regulation or a written change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, the Trust is or will be considered an "investment company" that is required to be registered under the Investment Company Act of 1940, which change becomes effective on or after the date of the issuance of the trust preferred securities.

    "Capital treatment event" means the receipt by us and the Trust of an opinion of counsel experienced in such matters to the effect that, as a result of the occurrence of any amendment to, or change (including any announced prospective change) in, the laws (or any rules or regulations thereunder) of the United States or any political subdivision, or as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such pronouncement, action or decision, is announced on or after the date of issuance of the trust preferred securities, there is more than an insubstantial risk that we will not be entitled to treat an amount equal to the liquidation amount of the trust preferred securities as Tier 1 capital (or the then equivalent thereof), except as otherwise restricted by the Federal Reserve Board, for purposes of the risk-based capital

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adequacy guidelines of the Federal Reserve Board, as then in effect and applicable to us. The Federal Reserve Board has determined that the proceeds of certain qualifying securities like the trust preferred securities will qualify as Tier I capital for us only up to an amount not to exceed, when taken together with all of our cumulative preferred stock, if any, 25% of our Tier 1 capital.

    We or the Trust must request an opinion of counsel with regard to the matter deemed to be an event within a reasonable period of time after we or the Trust, as appropriate, become aware of the possible occurrence of any such event.

REDEMPTION PROCEDURES

    If we repay or redeem the junior subordinated debentures, we must give the property trustee not less than 30 nor more than 60 days' notice in order that it can redeem a proportionate amount of the preferred and trust common securities. The redemption price for each trust preferred security shall equal $10 plus accumulated but unpaid distributions through the redemption date and the related amount of the premium, if any, paid by us upon the concurrent redemption of such junior subordinated debentures.

    Redemptions of the trust preferred securities will be made and the redemption price will be payable on each redemption date only to the extent that the Trust has funds on hand available for the payment of such redemption price. See also "--Subordination of Trust Common Securities."

    If the Trust gives notice of redemption of the trust preferred securities, then, by 12:00 noon, Eastern time, on the redemption date, to the extent funds are available, in the case of trust preferred securities held in book-entry form, the property trustee will deposit irrevocably with The Depository Trust Company funds sufficient to pay the applicable redemption price and will give DTC irrevocable instructions and authority to pay the redemption price to you. With respect to trust preferred securities not held in book-entry form, the property trustee, to the extent funds are available, will irrevocably deposit with the paying agent for the trust preferred securities funds sufficient to pay the applicable redemption price and will give the paying agent irrevocable instructions and authority to pay the redemption price to you once you surrender your certificates evidencing the trust preferred securities. Notwithstanding the foregoing, distributions payable on or prior to the redemption date for any trust preferred securities called for redemption will be payable to you on the relevant record dates for the related distribution dates.

    If notice of redemption is given and funds are deposited as required, then upon the date of such deposit all of your rights with respect to your trust preferred securities so called for redemption will cease, except your right to receive the redemption price and any distributions payable in respect of the trust preferred securities on or prior to the redemption date, but without interest, and trust preferred securities that are redeemed will cease to be outstanding. If any date fixed for redemption of trust preferred securities is not a business day or is a holiday, then payment of the redemption price payable on such date will be made on the next succeeding day which is a business day and not a holiday (without any interest or other payment in respect of any such delay), except that, if such business day falls in the next calendar year, such payment will be made on the immediately preceding business day. In the event that payment of the redemption price for the trust preferred securities called for redemption is improperly withheld or refused and not paid either by the Trust or by us pursuant to the guarantee as described under "--Description of Guarantee," distributions on such trust preferred securities will continue to accumulate at the then applicable rate, from the redemption date originally established by the Trust for such trust preferred securities to the date such redemption price is actually paid, in which case the actual payment date will be the date fixed for redemption for purposes of calculating the redemption price.

    Subject to applicable law (including, without limitation, United States federal securities laws), we or our affiliates may from time to time purchase outstanding trust preferred securities by tender, in the open market or by private agreement, and may resell such securities at any time that (a) interest on the junior subordinated debentures is not being deferred during an extension period, and (b) there is no event of default or an event that could cause an event of default under the indenture or an event of default under the guarantee.

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    If less than all the trust preferred securities and trust common securities are to be redeemed on a redemption date, then the aggregate liquidation amount of such trust preferred securities and trust common securities to be redeemed shall be allocated pro rata to the trust preferred securities and the trust common securities based upon the relative liquidation amounts of such classes. The particular trust preferred securities to be redeemed shall be selected in a manner that the property trustee deems fair, not more than 60 days prior to the redemption date by the property trustee from the outstanding trust preferred securities not previously called for redemption, or in accordance with DTC's customary procedures if the trust preferred securities are then held in the form of a global trust preferred security in accordance with DTC's customary practices. The property trustee shall promptly notify the securities registrar for the trust preferred securities in writing of the trust preferred securities selected for redemption and, in the case of any trust preferred securities selected for partial redemption, the liquidation amount of the trust preferred securities to be redeemed. For all purposes of the trust agreement, unless the context otherwise requires, all provisions relating to the redemption of trust preferred securities shall relate, in the case of any trust preferred securities redeemed or to be redeemed only in part, to the portion of the aggregate liquidation amount of trust preferred securities which has been or is to be redeemed.

    Notice of any redemption will be mailed to you at your address as it appears on the securities register for the Trust at least 30 days but not more than 60 days before the redemption date if your trust preferred securities will be redeemed. Unless we default in payment of the redemption price on the junior subordinated debentures, on and after the redemption date interest will cease to accrue on the junior subordinated debentures or portions thereof called for redemption. Unless payment of the redemption price in respect of the trust preferred securities is withheld or refused and not paid either by the Trust or us pursuant to the guarantee, distributions will cease to accumulate on the trust preferred securities or portions thereof called for redemption.

SUBORDINATION OF TRUST COMMON SECURITIES

    Payment of distributions on, the redemption price of, and the liquidation distribution in respect of, as described under "--Liquidation Distribution Upon Dissolution," the trust preferred securities and trust common securities, as applicable, will be made pro rata based on the liquidation amount of such trust preferred securities and trust common securities. However, if on any distribution date, redemption date or liquidation date an event of default under the junior subordinated debenture has occurred and is continuing, no payment of any distribution on, or redemption price of, or liquidation distribution in respect of, any of the trust common securities, and no other payment on account of the redemption, liquidation or other acquisition of such trust common securities, will be made unless payment in full in cash of all accumulated and unpaid distributions on all the outstanding trust preferred securities for all distribution periods terminating on or prior thereto, or in the case of payment of the redemption price or a liquidation distribution, the full amount of such redemption price or liquidation distribution on all the outstanding trust preferred securities then called for redemption or liquidation, as the case may be, shall have been made or provided for, and all funds immediately available to the property trustee shall first be applied to the payment in full in cash of all distributions on, or redemption price of, the trust preferred securities then due and payable.

    In the case of any event of default with respect to the trust preferred securities (as described below under "--Events of Default; Notice") resulting from an event of default with respect to junior subordinated debentures (as described below under "Description of Junior Subordinated Debentures--Debenture Events of Default"), we, as the holder of the trust common securities, shall have no right to act with respect to any event of default under the trust agreement until the effects of all events of default with respect to such trust preferred securities have been cured, waived or otherwise eliminated. See "--Events of Default; Notice" and "Description of Junior Subordinated Debentures--Debenture Events of Default." Until all events of default under the trust agreement with respect to the trust preferred securities have been so cured, waived or otherwise eliminated, the property trustee will act solely on your behalf and not on our behalf as the holder of the trust common securities, and only you will have the right to direct the property trustee to act on your behalf.

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LIQUIDATION DISTRIBUTION UPON DISSOLUTION

    The amount payable on the trust preferred securities in the event of any liquidation of the Trust is $10 per trust preferred security plus accumulated and unpaid distributions (as long as the Trust has assets available therefor), subject to certain exceptions, which may be in the form of a distribution of such amount in junior subordinated debentures.

    We, as the holder of all the outstanding trust common securities, have the right at any time to dissolve the Trust and, after satisfaction of liabilities to creditors of the Trust as provided by applicable law, cause the junior subordinated debentures to be distributed you and us, as the holder of the trust common securities, in liquidation of the Trust.

    The Federal Reserve Board's risk-based capital guidelines currently provide that redemptions of permanent equity or other capital instruments before stated maturity could have a significant impact on a bank holding company's overall capital structure and that any organization considering such a redemption should consult with the Federal Reserve Board before redeeming any equity or capital instrument prior to maturity if such redemption could have a material effect on the level or composition of the organization's capital base (this consultation may not be necessary if the equity or capital instrument is redeemed with the proceeds of, or replaced by, a like amount of a similar or higher quality capital instrument and the Federal Reserve Board considers the organization's capital position to be fully adequate after the redemption).

    In the event we, while the holder of the trust common securities, dissolve the Trust prior to the maturity date of the trust preferred securities and the dissolution of the Trust is deemed to constitute the redemption of capital instruments by the Federal Reserve Board under its risk-based capital guidelines or policies, our dissolution of the Trust may be subject to the prior approval of the Federal Reserve Board. Moreover, any changes in applicable law or changes in the Federal Reserve Board's risk-based capital guidelines or policies could impose a requirement on us to obtain the prior approval of the Federal Reserve Board to dissolve the Trust.

    Pursuant to the trust agreement, the Trust will automatically dissolve upon expiration of its term or, if earlier, will dissolve on the first to occur of:

    * certain events of bankruptcy, dissolution or liquidation of us or another holder of the trust common securities;

    * the distribution of a proportionate amount of the junior subordinated debentures to you and to us, as the holder of the trust common securities, if we, as the holders of trust common securities, have given written direction to the property trustee to dissolve the Trust (which direction, subject to the foregoing restrictions, is optional and wholly within our discretion);

    * the redemption of all the trust preferred securities and trust common securities as described under "--Redemption;" and

    * the entry of an order for the dissolution of the Trust by a court of competent jurisdiction.

If dissolution of the Trust occurs as described in any of the first, second and fourth circumstances described above, the Trust will be liquidated by the property trustee as expeditiously as the property trustee determines to be possible by distributing, after satisfaction of liabilities to creditors of the Trust as provided by applicable law, to you and to us, as holder of the trust common securities, a proportionate amount of the junior subordinated debentures, unless such distribution is not practical.

    If distribution of the junior subordinated debentures is not practical, you and the holders of trust preferred securities and trust common securities will be entitled to receive out of the assets of the Trust available for distribution to holders, after satisfaction of liabilities to creditors of the Trust as provided by applicable law, an amount equal to the aggregate of the liquidation amount plus accumulated and unpaid distributions thereon to the date of payment. If such liquidation distribution can be paid only in part because the Trust has insufficient assets available to pay in full the aggregate liquidation distribution, then the amounts payable directly by the Trust on its trust preferred securities shall be paid on a pro rata basis.

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    We, as the holder of the trust common securities, will be
entitled to receive distributions upon any such liquidation pro rata with you, except that if an event of default under the junior subordinated debentures has occurred and is continuing, the trust preferred securities shall have a priority over the trust common securities. See "--Subordination of Trust Common Securities."

    After the liquidation date is fixed for any distribution of junior subordinated debentures:

    * the trust preferred securities will no longer be deemed to be outstanding;

    * DTC or its nominee, as the registered holder of trust preferred securities, will receive a registered global certificate or certificate representing the junior subordinated debentures to be delivered upon such distribution with respect to trust preferred securities held by DTC or its nominee; and

    * any certificates representing the trust preferred securities not held by DTC or its nominee will be deemed to represent the junior subordinated debentures having a principal amount equal to the stated liquidation amount of the trust preferred securities and bearing accrued and unpaid interest in an amount equal to the accumulated and unpaid distributions on the trust preferred securities until such certificates are presented to the security registrar for the trust preferred securities and trust common securities for transfer or reissuance.

    If we do not redeem the junior subordinated debentures prior to maturity, the Trust is not liquidated and the junior subordinated debentures are not distributed to you, then the trust preferred securities will remain outstanding until the repayment of the junior subordinated debentures and the distribution of the liquidation distribution to you.

    Under current United States federal income tax law and interpretations and assuming, as expected, that the Trust is treated as a grantor trust, a distribution of the junior subordinated debentures should not be a taxable event to you. Should there be a change in law, a change in legal interpretation, a tax event or other circumstances, however, the distribution could be a taxable event to you. If we elect neither to redeem the junior subordinated debentures prior to maturity nor to liquidate the Trust and distribute the junior subordinated debentures to you, the trust preferred securities will remain outstanding until the repayment of the junior subordinated debentures. See "Certain United States Federal Income Tax Consequences."

    There can be no assurance as to the market prices for the trust preferred securities or the junior subordinated debentures that may be distributed in exchange for trust preferred securities if a dissolution and liquidation of the Trust occurs. Accordingly, the trust preferred securities that you may purchase, or the junior subordinated debentures that you may receive on dissolution and liquidation of the Trust, may trade at a discount to the price that you paid to purchase the trust preferred securities.

EVENTS OF DEFAULT; NOTICE

    Any one of the following events constitutes an event of default under the trust agreement with respect to the trust preferred securities (whatever the reason for such event of default and whether it is voluntary or involuntary or effected by operation of law or pursuant to a judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

    * the occurrence of a event of default with respect to the junior subordinated debentures (see "Description of Junior
      Subordinated Debentures--Debenture Events of Default");

    * default by the Trust in the payment of any distribution when it becomes due and payable, and continuation of such default for a period of 30 days;

    * default by the Trust in the payment of any redemption price of any trust preferred security or trust common security when it becomes due and payable;

    * default in the performance, or breach, in any material respect, of any covenant or warranty of the trustees in the trust agreement (other than a covenant or warranty a default in the performance of which or the breach of which is dealt with in either the second or third bulleted clause above), and continuation of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the trustees and us by the holders of at least 25% in aggregate

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      liquidation amount of the outstanding trust preferred
      securities, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the trust agreement; or

    * the occurrence of certain events of bankruptcy or insolvency with respect to the property trustee if a successor property trustee has not been appointed within 60 days thereof.

    Within five business days after the occurrence of any event of default actually known to the property trustee, the property trustee will transmit notice of the event of default to you, as the holder of the trust preferred securities, and to us, as the holder of the trust common securities, and the administrators, unless the event of default has been cured or waived. We, as depositor, and the administrators are required to file annually with the property trustee a certificate as to whether or not we are in compliance with all the conditions and covenants applicable to us under the trust agreement.

    If an event of default with respect to the junior subordinated debentures has occurred and is continuing, the trust preferred securities will have a preference over the trust common securities with respect to payments of any amounts as described above. The existence of an event of default does not entitle holders of the trust preferred securities to accelerate the maturity of the trust preferred securities unless the default is caused by an event of default with respect to the junior subordinated debentures and both the debenture trustee and holders of at least 25% in aggregate liquidation amount of the junior subordinated debentures fail to accelerate the maturity thereof. See "--Subordination of Trust Common Securities," "--Liquidation Distribution Upon Dissolution" and "Description of Junior Subordinated Debentures--Debenture Events of Default."

REMOVAL OF TRUSTEES; APPOINTMENT OF SUCCESSORS

    The holders of a majority in aggregate liquidation amount of the outstanding trust preferred securities may remove any trustee (but not any administrator) for cause at any time, or with or without cause, if an event of default with respect to the junior subordinated debentures has occurred and is continuing. If a trustee is removed by the holders of the outstanding trust preferred securities, the successor may be appointed by the holders of at least 25% in aggregate liquidation amount of trust preferred securities. If a trustee resigns, such trustee will appoint its successor. If a trustee fails to appoint a successor, the holders of at least 25% in aggregate liquidation amount of the outstanding trust preferred securities may appoint a successor. If a successor has not been appointed by the holders, any holder of trust preferred securities or trust common securities or the other trustee may petition a court in the State of Delaware to appoint a successor. Any Delaware trustee must meet the applicable requirements of Delaware law. Any property trustee must be a national or state-chartered bank and have capital and surplus of at least $50,000,000. No resignation or removal of a trustee and no appointment of a successor trustee shall be effective until the acceptance of appointment by the successor trustee in accordance with the provisions of the trust agreement. You do not have any right to appoint, remove or replace the administrators of the Trust. Only we, as holder of the trust common securities, have these rights.

MERGER OR CONSOLIDATION OF TRUSTEES

    Any entity into which the property trustee or the Delaware trustee may be merged or converted or with which it may be consolidated, or any entity resulting from any merger, conversion or consolidation to which such trustee is a party, or any entity succeeding to all or substantially all the corporate trust business of such trustee, will be the successor of such trustee under the trust agreement, provided such entity is otherwise qualified and eligible.

MERGERS, REPLACEMENTS OR SIMILAR TRANSACTIONS OF THE TRUST

    The Trust may not merge with, be replaced by, convey its assets substantially as an entirety to, or engage in any similar transaction with any entity except described below or as otherwise set forth in the trust agreement. The Trust may, at our request as the holder of the trust common securities, and with the consent of the holders of a majority aggregate liquidation amount of the outstanding trust preferred securities, the property trustee and the Delaware trustee, merge with or into, consolidate, amalgamate, or be

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replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to a trust organized as such under the laws of any state, so long as:

    * such successor entity (1) expressly assumes all the obligations of the Trust with respect to the trust preferred securities or (2) substitutes for the trust preferred securities other securities having substantially the same terms as the trust preferred securities so long as the substitute securities have the same priority as the trust preferred securities with respect to distributions and payments upon liquidation, redemption and otherwise and which are then listed or listed upon notification of issuance on any national securities exchange or automated quotation system on which the trust preferred securities are then listed;

    * a trustee of such successor entity, possessing the same powers and duties as the property trustee, is appointed to hold the junior subordinated debentures;

    * such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not cause the trust preferred securities (including any substitute securities) to be downgraded by any nationally recognized statistical rating organization, if then rated;

    * such merger, replacement, conveyance or similar transaction does not adversely affect the rights, preferences and privileges of the holders of the trust preferred securities
      (including any substitute securities) in any material respect;

    * such successor entity has a purpose substantially identical to that of the Trust;

    * prior to such merger, replacement, conveyance or similar transaction, the Trust has received an opinion from independent counsel experienced in such matters to the effect that (1) such merger, replacement, conveyance or similar transaction does not adversely affect your rights, preference and privileges as a holder of trust preferred securities (or substitute securities) in any material respect, and (2) following such merger, replacement, conveyance or similar transaction, neither the Trust nor such successor entity will be required to register as an investment company under the Investment Company Act; and

    * we or any permitted successor or assignee own all the trust common securities of such successor entity and guarantee the obligations of such successor entity under the successor securities at least to the extent provided by the guarantee.

Notwithstanding the foregoing, the Trust may not, except with the consent of holders of 100% in aggregate liquidation amount of the trust preferred securities, merge with, be replaced by, or convey its assets substantially as an entirety to, or engage in any similar transaction with, any other entity if such merger, replacement, conveyance or similar transaction would cause the Trust or the successor entity to be classified as other than a grantor trust for United States federal income tax purposes.

VOTING RIGHTS; AMENDMENT OF TRUST AGREEMENT

    Except as provided above and under "--Removal of Trustees;
Appointment of Successors" and "Description of Guarantee--Amendments and Assignment," as provided below and as otherwise required by law and the trust agreement, you will have no voting rights.

    We, as the holder of the trust common securities, the property trustee and the administrators may amend the trust agreement from time to time, without your consent, to:

    * cure any ambiguity, correct or supplement any provisions in the trust agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the trust agreement, provided that any such amendment does not adversely affect in any material respect your interests; or

    * modify, eliminate or add to any provisions of the trust agreement to such extent as may be necessary to ensure that the Trust will be classified as a grantor trust for United States federal income tax purposes at any time that any trust preferred securities or trust common securities are outstanding or

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      to ensure that the Trust will not be required to register as an investment company under the Investment Company Act.

Any such amendments of the trust agreement will become effective when notice of such amendment is given to the holders of trust preferred securities and trust common securities.

    We, as the holder of the trust common securities, the property trustee and the administrators may amend the trust agreement from time to time with:

    * the consent of holders representing a majority in aggregate liquidation amount of the trust preferred securities; and

    * receipt by the trustees of an opinion of counsel to the effect that such amendment or the exercise of any power granted to the trustees in accordance with such amendment will not affect the Trust's status as a grantor trust for United States federal income tax purposes or the Trust's exemption from status as an investment company under the Investment Company Act.

However, without the consent of each holder of trust preferred securities or trust common securities affected thereby, the trust agreement may not be amended to:

    * change the amount or timing of any distribution on the trust preferred securities or trust common securities or otherwise adversely affect the amount of any distribution required to be made in respect of the trust preferred securities or trust common securities as of a specified date; or

    * restrict your right or our right, as the holder of the trust common securities, to institute suit for the enforcement of any such payment on or after such date.

    So long as any junior subordinated debentures are held by the Trust, the property trustee will not:

    * direct the time, method and place of conducting any proceeding for any remedy available to the debenture trustee, or execute any trust or power conferred on the property trustee with respect to the junior subordinated debentures;

    * waive any past default that is waivable pursuant to the terms of the indenture;

    * exercise any right to rescind or annul a declaration that the principal of all the junior subordinated debentures shall be due and payable; or

    * consent to any amendment, modification or termination of the indenture or the junior subordinated debentures, where such consent shall be required, without, in each case, obtaining the prior approval of the holders of a majority in aggregate liquidation amount of the trust preferred securities, or, if a consent under the indenture would require the consent of each holder of junior subordinated debentures affected thereby, no such consent will be given by the property trustee without the prior consent of each holder of the trust preferred securities.

    The property trustee may not revoke any action previously authorized or approved by a vote of the holders of the trust preferred securities except by subsequent vote of the holders of the trust preferred securities. In addition to obtaining your approval as described above, before taking any of the actions listed above, the property trustee will obtain an opinion of counsel experienced in such matters to the effect that the Trust will not fail to be classified as a grantor trust for United States federal income tax purposes on account of such action.

    Your vote or consent will not be required to redeem and cancel trust preferred securities in accordance with the trust agreement.

    Notwithstanding that you and other holders of trust preferred securities are entitled to vote or consent under any of the circumstances described above, any of the trust preferred securities that are owned by us, the trustees or any of our respective affiliates will, for purposes of such vote or consent, be treated as if they were not outstanding.

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EXPENSES AND TAXES

    Through the trust agreement, the indenture and the guarantee agreement, we have agreed to pay all debts and other obligations (other than distributions on the trust preferred securities) and all costs and expenses of the Trust (including costs and expenses relating to the organization of the Trust, the fees and expenses of the trustees and the costs and expenses relating to the operation of the Trust) and to pay any and all taxes and all costs and expenses (other than United States withholding taxes) to which the Trust might become subject. These obligations of ours are for the benefit of, and shall be enforceable by, any creditor of the Trust to whom any of these debts, obligations, costs, expenses and taxes are owed whether or not such creditor has received notice thereof. Any such creditor may enforce these obligations directly against us, and we have irrevocably waived any right or remedy to require that any creditor take any action against the Trust or any other person before proceeding against us. We also have agreed in the indenture to execute such additional agreements as may be necessary or desirable to give full effect to the foregoing.

BOOK ENTRY, DELIVERY AND FORM

    The trust preferred securities will be issued in the form of one or more fully registered global securities, which will be deposited with, or on behalf of, DTC and registered in the name of a DTC nominee. Unless and until it is exchangeable in whole or in part for the trust preferred securities in definitive form, a global security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or to another nominee of DTC or by DTC or any such nominee to a successor of DTC or to a nominee of such successor.

    Ownership of beneficial interests in a global security will be limited to participants that have accounts with DTC or its nominee or persons that may hold interests through such participants. We expect that, upon the issuance of a global security, DTC will credit, on its book-entry registration and transfer system, the participants' accounts with their respective principal amounts of trust preferred securities represented by such global security. Ownership of beneficial interests in such global security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by DTC (with respect to the interests of participants) and on the records of participants (with respect to your interests). You will not receive written confirmation from DTC of your purchase, but are expected to receive written confirmations from participants through which you entered into the transaction. Transfers of ownership interests will be accomplished by entries on the books of participants acting on your behalf.

    So long as DTC, or its nominee, is the registered owner of a global security, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the trust preferred securities represented by such global security for all purposes under the trust agreement. Except as provided below, you are the owner of beneficial interests in a global security and will not be entitled to receive physical delivery of the trust preferred securities in definitive form. You will not be considered an owner or holder under the trust agreement. Accordingly, you must rely on the procedures of DTC and, if you are not a participant, on the procedures of the participant through which you own your interest, to exercise any rights as a holder of trust preferred securities under the trust agreement. We understand that, under DTC's existing practices, in the event that we request any action of you, or if you desire to take any action which a holder of trust preferred securities is entitled to take under the trust agreement, DTC would authorize the participants holding your interests to take such action, and such participants would authorize you to take such action or would otherwise act upon your instructions. Redemption and other notices also will be sent to DTC. If less than all of the trust preferred securities are being redeemed, we understand that it is DTC's existing practice to determine by lot the amount of the interest of each participant to be redeemed. Therefore, as long as the trust preferred securities are held in book-entry form, references in this prospectus to your rights and benefits mean your indirect interest held through DTC. You should consider the procedures of DTC with respect to distributions, redemptions, notice, voting and similar rights and benefits, as well as those described in this prospectus.

    Distributions on the trust preferred securities registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the global security representing such trust preferred securities. Neither the trustees, nor the administrators, any paying agent or any other

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agent of ours or the trustees will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global security for such trust preferred securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. Disbursements of distributions to participants shall be the responsibility of DTC. DTC's practice is to credit participants' accounts on a payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by participants to you will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participant and not of DTC, us, the trustees, the paying agent or any other agent of ours, subject to any statutory or regulatory requirements as may be in effect from time to time. The laws of some states require that certain purchasers of securities take physical delivery of their purchased securities in definitive form. Such limits and laws may impair the ability to transfer beneficial interests in the global security.

    DTC may discontinue providing its services as securities depository with respect to the trust preferred securities at any time by giving reasonable notice to us or the trustees. If DTC notifies us that it is unwilling to continue as such, or if it is unable to continue or ceases to be a clearing agency registered under the Exchange Act and a successor depository is not appointed by us within 90 days after receiving such notice or becoming aware that DTC is no longer so registered, we will issue the trust preferred securities in definitive form upon registration of, transfer of, or in exchange for, such global security. In addition, we may at any time and in our sole discretion determine not to have the trust preferred securities represented by one or more global securities and, in such event, will issue trust preferred securities in definitive form in exchange for all of the global securities representing such trust preferred securities. Finally, holders of a majority in liquidation amount of trust preferred securities may determine to discontinue the system of book-entry transfers through DTC following an event of default with respect to the trust preferred securities.

    DTC has advised the Trust and us as follows:

    * DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York banking law, a member of the Federal Reserve Board, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act;

    * DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book entry changes to accounts of its participants, thereby eliminating the need for physical movement of certificates;

    * participants include securities brokers and dealers (such as the underwriters), banks, trust companies and clearing corporations and may include certain other organizations;

    * certain of such participants (or their representatives), together with other entities, own DTC; and

    * indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

PAYMENT AND PAYING AGENCY

    Payments in respect of the trust preferred securities will be made to DTC, which will credit the relevant accounts at DTC on the applicable distribution dates or, if the trust preferred securities are not held by DTC, such payments will be made by check mailed to the address of the holder entitled thereto such address appears on the securities register for the trust preferred securities. The paying agent will initially be the property trustee. The paying agent will be permitted to resign as paying agent upon 30 days' written notice to the property trustee and the administrators. If the property trustee is no longer the paying agent, the property trustee is to appoint a successor (which must be a bank or trust company reasonably acceptable to the administrators) to act as paying agent.

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REGISTRAR AND TRANSFER AGENT

    The property trustee will act as registrar and transfer agent for the trust preferred securities.

    Registration of transfers of trust preferred securities will be effected without charge by or on behalf of the Trust, but only upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. The Trust will not be required to register or cause to be registered the transfer of the trust preferred securities after the trust preferred securities have been called for redemption.

OBLIGATIONS AND DUTIES OF THE PROPERTY TRUSTEE

    The property trustee, other than during the occurrence and continuance of an event of default, undertakes to perform only such duties as are specifically set forth in the trust agreement and the Trust Indenture Act and, after such event of default, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the property trustee is under no obligation to exercise any of the powers vested in it by the trust agreement at your request, unless offered by you reasonable indemnity against the costs, expenses and liabilities that might be incurred by the exercise of these powers. The property trustee is not required to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties if it has reasonable grounds to believe that repayment or adequate indemnity is not assured to it.

    Prior to the occurrence of an event of default, the property trustee may rely upon any certificates or opinions furnished to it and conforming to the requirements of the trust agreement.

    For information concerning the relationships between Bankers
Trust Company, the property trustee, and us, see "Description of Junior Subordinated Debentures--Information Concerning the Debenture Trustee."

MISCELLANEOUS

    The administrators and the property trustee are authorized and directed to conduct the affairs of and to operate the Trust in such a way that (1) the Trust will not be deemed to be an "investment company" required to be registered under the Investment Company Act or be classified as other than a grantor trust taxable as a corporation for United States federal income tax purposes and (2) the junior subordinated debentures will be treated as our indebtedness for United States federal income tax purposes. In this connection, the property trustee and we and the administrators are authorized to take any action not inconsistent with applicable law, the certificate of trust of the Trust or the trust agreement that the property trustee and we, as the holder of the trust common securities, and the administrators, determine in their discretion to be necessary or desirable for such purposes, as long as such action does not materially adversely affect your interests.

    You will not have preemptive or similar rights.

GOVERNING LAW

    The trust agreement will be governed by and construed in accordance with the laws of the State of Delaware.

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           DESCRIPTION OF JUNIOR SUBORDINATED DEBENTURES

    The junior subordinated debentures are to be issued under the indenture between Bankers Trust Company, the debenture trustee, and us. This summary of certain terms and provisions of the junior subordinated debentures and the indenture is not complete. You should read the form of the indenture that is filed as an exhibit to the registration statement of which this prospectus is a part. Whenever particular defined terms of the indenture, as amended or supplemented from time to time, are referred to in this prospectus, such defined terms are incorporated herein by reference. A copy of the form of indenture is available from the debenture trustee upon request. In addition, the indenture will be qualified under the Trust Indenture Act of 1939. The terms of the junior subordinated debentures include those made a part of the indenture by the Trust Indenture Act. This summary is qualified by reference to the Trust Indenture Act and you should be familiar with its provisions.

GENERAL

    Concurrently with the issuance of the trust preferred securities, the Trust will invest the proceeds, together with the consideration paid by us for the trust common securities, in the junior subordinated debentures issued by us. The aggregate principal amount of the junior subordinated debentures will be limited to the aggregate liquidation amount of the trust preferred securities. The junior subordinated debentures will be unsecured and will rank junior and be subordinate in right of payment to all of our senior indebtedness and other subordinated indebtedness. The junior subordinated debentures will not be subject to a sinking fund. The indenture does not limit our ability to incur or issue other secured or unsecured debt, including senior indebtedness and other subordinated indebtedness, whether under the junior subordinated debentures or any existing or other indenture that we may enter into in the future or otherwise. See "--Subordination." In addition, because we are a holding company, our right to participate in any distribution of assets by any of our subsidiaries upon a subsidiary's liquidation or similar event is subject to the prior claims of creditors of that subsidiary, except to the extent we are recognized as a creditor of that subsidiary. Our obligations under the junior subordinated debentures are effectively subordinated to all existing and future liabilities of our subsidiaries. The junior subordinated debentures will bear interest, accruing from ------------, 1999, at the annual rate of --% of the principal amount thereof, payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing September 30, 1999, to the person in whose name each junior subordinated debenture is registered at the close of business on the 15th day of the month of such interest payment date. It is anticipated that, unless the Trust is liquidated, each junior subordinated debenture will be registered in the name of the Trust and held by the property trustee in trust for you and the holders of the trust common securities.

    The amount of interest payable for any full interest period will be computed by dividing the annual rate by four. The amount of interest payable for any period less than a full interest period will be computed on the basis of a 360-day year of twelve 30-day months and the actual days elapsed in a partial month in such period. If any date on which interest is payable to the junior subordinated debentures is not a business day or is a holiday, then payment of the interest payable on such date will be made on the next business day that is not a holiday (without any interest or other payment in respect of any such delay), or, if such business day falls in the next calendar year, such payment will be made on the immediately preceding business day in each case with the same force and effect as if made on the date such payment was originally payable.

    Accrued interest that is not paid on the applicable interest payment date will bear additional interest on the amount thereof (to the extent permitted by law) at the annual rate of --%, compounded quarterly.

    The term "interest" includes quarterly interest payments, interest on quarterly interest payments not paid on the applicable interest payment date and, if applicable, any additional sums we pay on the junior subordinated debentures following a tax event (as defined under "Description of Trust Preferred Securities--Redemption") that may be required so that distributions payable by the Trust will not be reduced by any additional taxes, duties or other governmental changes.

    The junior subordinated debentures will mature on ------------, 2029, subject to our right to shorten the maturity date once at any time to any date not earlier than ------------, 2004, if we have received prior approval of the Federal Reserve Board if then required under applicable capital guidelines or policies

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of the Federal Reserve Board. In the event we elect to shorten the maturity of the junior subordinated debentures, we will give notice to the registered holders of the junior subordinated debentures, the debenture trustee and the Trust of such shortening no less than 90 days prior to the effectiveness thereof.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

    So long as no event of default under the indenture has occurred and is continuing, we have the right at any time during the term of the junior subordinated debentures to defer the payment of interest at any time for a period (a) not exceeding 20 consecutive quarterly periods with respect to each extension period, (b) that does not extend beyond the stated maturity of the junior subordinated debentures and (c) that does not end on a date other than an interest payment date. During any extension period we have the right to make partial payments of interest on any interest payment date. At the end of an extension period, we must pay all interest then accrued and unpaid. During an extension period, interest will continue to accrue and holders of junior subordinated debentures (and holders of trust preferred securities while outstanding) will be required to accrue and recognize interest income for United States federal income tax purposes. See "Certain United States Federal Income Tax Consequences--Interest Income and Original Issue Discount."

    During any extension period, we may not:

    * make any payment of principal of or interest or premium, if any, on or repay, repurchase or redeem any of our debt securities that rank equally with or junior in interest to the junior subordinated debentures; or

    * redeem, purchase or acquire less than all of the junior subordinated debentures or any trust preferred securities; or

    * declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock, except that we may:

      (a) repurchase, redeem or make other acquisitions of shares of our capital stock in connection with any employment contract, benefit plan or other similar arrangement in connection with a dividend reinvestment or shareholder stock purchase plan;

      (b)take any necessary action in connection with any reclassification, exchange or conversion of any class or series of our capital stock (or any capital stock of a subsidiary of ours) for any class or series of our capital stock;

      (c)purchase fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged;

      (d)declare a dividend in connection with any shareholders' rights plan, or issue rights, stock or other property under any shareholders' rights plan, or redeem or repurchase rights pursuant thereto; or

      (e)declare a dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks equally with or junior to such stock.

    Prior to the termination of any extension period, we may extend the extension period (subject to the limits imposed on the duration and ending date of an extension period) further deferring the payment of interest as long as no event of default under the indenture has occurred and is continuing. Upon the termination of any extension period and the payment of all amounts then due, we may elect to begin a new extension period subject to the above conditions. No interest will be due and payable during an extension period, except at its end. We must give the holders of the junior subordinated debentures and the debenture trustee notice of our election of such extension period at least one business day prior to the earlier of (1) the next succeeding date the distribution on the trust preferred securities would have been payable but for the election to begin an extension period and (2) the date the property trustee is required to give you notice of the record date or the date such distribution is payable, but in any event not less than one business day prior to such record date. The debenture trustee will give you prompt notice of our election to begin an extension

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period. Subject to the foregoing, there is no limitation on the number of times that we may elect to begin an extension period.

REDEMPTION

    We may redeem the junior subordinated debentures prior to maturity at our option (1) on or after ------------, 2004, in whole at any time or in part from time to time, or (2) in whole, but not in part, at any time within 90 days following the occurrence and during the continuation of a tax event, investment company event or capital treatment event (each as defined under "Description of Trust Preferred Securities--Redemption"), in each case at a redemption price equal to the outstanding principal amount of the junior subordinated debentures plus accrued interest to the redemption date. The proceeds of any such redemption will be used by the Trust to redeem the trust preferred securities.

    The Federal Reserve Board's risk-based capital guidelines, which are subject to change, currently provide that redemptions of permanent equity or other capital instruments before stated maturity could have a significant impact on a bank holding company's overall capital structure and that any organization considering such a redemption should consult with the Federal Reserve Board before redeeming any equity or capital instrument prior to maturity if such redemption could have a material effect on the level or composition of the organization's capital base. Consultation may not be necessary if the equity or capital instrument was redeemed with the proceeds of, or replaced by, a like amount of a similar or higher quality capital instrument and the Federal Reserve Board considers the organization's capital position to be fully adequate after the redemption.

    If we redeem the junior subordinated debentures prior to their stated maturity, such redemption would constitute the redemption of capital instruments under the Federal Reserve Board's current risk-based capital guidelines and may be subject to the prior approval of the Federal Reserve Board. The redemption of the junior subordinated debentures also could be subject to the additional prior approval of the Federal Reserve Board under its current risk-based capital guidelines.

ADDITIONAL SUMS

    We have covenanted in the indenture that, if and for so long as the Trust is the holder of all junior subordinated debentures and the Trust is required to pay any additional taxes, duties or other governmental charges as a result of a tax event, we will pay as additional sums on the junior subordinated debentures such amounts as may be required so that the distributions payable by the Trust will not be reduced as a result of any such additional taxes, duties or other governmental charges. See "Description of Trust Preferred Securities--Redemption."

REGISTRATION, DENOMINATION AND TRANSFER

    The junior subordinated debentures will initially be registered in the name of the Trust. If the junior subordinated debentures are distributed to you, it is anticipated that the depositary arrangements for the junior subordinated debentures will be substantially identical to those in effect for the trust preferred securities. See "Description of Trust Preferred Securities--Book Entry, Delivery and Form."

    Although DTC has agreed to the procedures described in "Description of Trust Preferred Securities--Book Entry, Delivery and Form," it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and we do not appoint a successor depositary within 90 days of receipt of notice from DTC to such effect, we will cause the junior subordinated debentures to be issued in definitive form.

    Payments on junior subordinated debentures represented by a global security will be made to Cede & Co., the nominee for DTC, as the registered holder of the junior subordinated debentures, described under "Description of Trust Preferred Securities--Book Entry, Delivery and Form." If junior subordinated debentures are issued in certificated form, principal and interest will be payable, the transfer of the junior subordinated debentures will be registerable, and junior subordinated debentures will be exchangeable for

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junior subordinated debentures of other authorized denominations of a like aggregate principal amount, at the corporate trust office of the debenture trustee in New York, New York, or at the offices of any paying agent or transfer agent we appoint, provided that payment of interest may be made at our option by check mailed to the address of the persons entitled thereto. However, a holder of $1.00 million or more in aggregate principal amount of junior subordinated debentures may receive payments of interest (other than interest payable at the stated maturity) by wire transfer of immediately available funds upon written request to the debenture trustee not later than 15 calendar days prior to the date on which the interest is payable.

    Junior subordinated debentures are issuable only in registered form without coupons in integral multiples of $10. Junior subordinated debentures will be exchangeable for other junior subordinated debentures of like tenor, of any authorized denominations, and of a like aggregate principal amount.

    Junior subordinated debentures may be presented for exchange as provided above, and may be presented for registration of transfer (with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed), at the office of the securities registrar appointed under the indenture or at the office of any transfer agent we designate for such purpose without service charge and upon payment of any taxes and other governmental charges as described in the indenture. We will appoint the debenture trustee as securities registrar under the indenture.

    In the event of any redemption, we will not, nor will the debenture trustee be required to:

    * issue, register the transfer of or exchange junior subordinated debentures during a period beginning at the opening of business 15 days before the day of selection for redemption of the junior subordinated debentures to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; or

    * register the transfer of or exchange any junior subordinated debentures so selected for redemption, except, in the case of any junior subordinated debentures being redeemed in part, any portion of the debenture not to be redeemed.

    Any monies deposited with the debenture trustee or any paying agent, or then held by us in trust, for the payment of the principal of (and premium, if any) or interest on any junior subordinated debenture and remaining unclaimed for two years after this principal (and premium, if any) or interest has become due and payable shall, at our request, be repaid to us and the holder of such junior subordinated debenture must look, as a general unsecured creditor, only to us for payment thereof.

RESTRICTIONS ON CERTAIN PAYMENTS; CERTAIN COVENANTS

    We have covenanted that at any time (1) there has occurred any event (a) of which we have actual knowledge that with the giving of notice or the lapse of time, or both, would constitute an event of default under the indenture and (b) that we have not taken reasonable steps to cure, (2) there has occurred an event of default under the indenture, (3) if the junior subordinated debentures are held by the Trust, we are in default with respect to our payment of any obligations under the guarantee, or (4) we have given notice of our election of an extension period as provided in the indenture and have not rescinded such notice, or such extension period, or any extension thereof, is continuing, then we will not:

    * make any payment of principal of or interest or premium, if any, on or repay, repurchase or redeem any of our debt securities that rank equally in all respects with, or junior in interest to, the junior subordinated debentures; or

    * redeem, purchase or acquire less than all of the junior subordinated debentures or any trust preferred securities; or

    * declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock, except that we may:

      (a) repurchase, redeem or make other acquisitions of shares of our capital stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of any

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          one or more employees, officers, directors or consultants, in connection with a dividend reinvestment or shareholder stock purchase plan;

      (b) take any necessary action in connection with any reclassification, exchange or conversion of any class or series of our capital stock (or any capital stock of any subsidiary of ours) for any class or series of our capital stock;

      (c) purchase fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged;

      (d) declare a dividend in connection with any shareholders' rights plan, or issue rights, stock or other property under any shareholders' rights plan, or redeem or repurchase rights pursuant thereto; or

      (e) declare a dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks equally with or junior to such stock.

    We have covenanted in the indenture:

    * to continue to hold, directly or indirectly, 100% of the trust common securities, provided that certain successors that are permitted pursuant to the indenture may succeed to our ownership of the trust common securities;

    * as holder of the trust common securities, not to voluntarily terminate, windup or liquidate the Trust, other than:

      (a) in connection with a distribution of junior subordinated debentures to the holders of the trust preferred securities in liquidation of the Trust; or

      (b) in connection with certain mergers, consolidations or amalgamations permitted by the trust agreement; and

    * to use reasonable efforts, consistent with the terms and provisions of the trust agreement, to cause the Trust to continue to be classified as a grantor trust for United States federal income tax purposes.

MODIFICATION OF INDENTURE

    From time to time, we as well as the debenture trustee may, without the consent of any of the holders of the outstanding junior subordinated debentures, amend, waive or supplement the provisions of the indenture to:

    * evidence the succession of another corporation or association and the assumption by such person of our obligations under the junior subordinated debentures;

    * add further covenants, restrictions or conditions for the protection of holders of the junior subordinated debentures or to surrender any right or power conferred upon us under the indenture;

    * cure any ambiguity, to correct or supplement any provision in the indenture that may be defective or inconsistent with any other provision in the indenture, or to make any other provisions with respect to matters or questions arising under the indenture, provided that such action shall not adversely affect the interest of the holders of the trust preferred securities and the trust common securities in any material respect or, in the case of the securities issued to the Trust and for so long as any of the trust preferred securities issued by the Trust shall remain outstanding, the holders of such trust preferred securities;

    * change the terms of the junior subordinated debentures to facilitate the issuance of the junior subordinated debentures in certificated or other definitive form;

    * evidence or provide for the appointment of a successor debenture trustee;

    * qualify, or maintain the qualification of, the indenture under the Trust Indenture Act;


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    * convey, transfer, assign, mortgage, pledge any property to or with the debenture trustee or to surrender any right or power conferred upon us by the indenture;

    * add any additional events of default under the indenture for the benefit of the holders of the trust preferred securities and the trust common securities; or

    * change or eliminate any of the provisions of the indenture, provided that any such change or elimination shall not apply to any outstanding securities.

    The indenture contains provisions permitting the debenture trustee and us, with the consent of the holders of a majority in principal amount of the junior subordinated debentures, to modify the indenture in a manner affecting the rights of the holders of the junior subordinated debentures. However, none of these modifications may be made, without the consent of the holder of each outstanding junior subordinated debenture so affected, that would:

    * change the stated maturity of, or any installment of interest on, the junior subordinated debentures, or reduce the principal amount, the rate of interest or any premium payable upon its redemption, or change the place of payment where, or the currency in which, any such amount is payable, or impair the right to institute suit for the enforcement of any payment on the junior subordinated debentures; or

    * reduce the percentage of principal amount of junior subordinated debentures, the holders of which are required to consent to any modification of, or waiver of rights under, the indenture.

    Furthermore, so long as any of the trust preferred securities remain outstanding, no modification may be made that adversely affects you in any material respect, and no termination of the indenture may occur, and no waiver of any event of default or compliance with any covenant under the indenture may be effective, without the prior consent of the holders of a majority of the aggregate liquidation amount of the outstanding trust preferred securities unless and until the principal of (and premium, if any, on) the junior subordinated debentures and all accrued and unpaid interest have been paid in full and certain other conditions are satisfied.

DEBENTURE EVENTS OF DEFAULT

    The indenture provides that any one or more of the following described events with respect to the junior subordinated debentures that has occurred and is continuing constitute an "event of default" with respect to the junior subordinated debentures:

    * failure to pay any interest on the junior subordinated debentures when due and continuance of this default for a period of 30 days (subject to the deferral of any due date in the case of an extension period);

    * failure to pay any principal of or premium, if any, on the junior subordinated debentures when due whether at the stated maturity or otherwise;

    * failure to observe or perform any of the other covenants contained in the indenture for 90 days after written notice of such failure to us from the debenture trustee or the holders of at least 25% in aggregate outstanding principal amount of the outstanding junior subordinated debentures; or

    * the occurrence of the appointment of a receiver or other similar official in any liquidation, insolvency or similar proceeding with respect to us or all or substantially all of our property; or a court or other governmental agency enters a decree or order appointing a receiver or similar official and such decree or order remains unstayed and undischarged for a period of 60 days.

    As described in "Description of Trust Preferred
Securities--Events of Default; Notice," the occurrence of an event of default in respect of the junior subordinated debentures also will constitute an event of default in respect of the trust preferred securities and trust common securities.

    Subject to certain limitations, the holders of a majority in aggregate principal amount of outstanding junior subordinated debentures have the right to direct the time, method and place of conducting any
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proceeding for any remedy available to the debenture trustee. The debenture trustee or the holders of not less than 25% in aggregate principal amount of outstanding junior subordinated debentures may declare the principal due and payable immediately upon an event of default, and, should the debenture trustee or such holders of junior subordinated debentures fail to make such declaration, the holders of at least 25% in aggregate liquidation amount of the outstanding trust preferred securities shall have such right. The holders of a majority in aggregate principal amount of outstanding junior subordinated debentures may annul such declaration and waive the default if all defaults (other than the non-payment of the principal of junior subordinated debentures which has become due solely by such acceleration) have been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration and all sums paid or advanced by the debenture trustee and the reasonable compensation, expenses, disbursements and advances of the debenture trustee, its agent and its counsel has been deposited with the debenture trustee. Should the holders of junior subordinated debentures fail to annul such declaration and waive such default, the holders of a majority in aggregate liquidation amount of the outstanding trust preferred securities shall have such right.

    We are required to certify annually to the debenture trustee as to whether or not we are in compliance with all the conditions and covenants applicable to us under the indenture.

ENFORCEMENT OF CERTAIN RIGHTS BY HOLDERS OF TRUST PREFERRED SECURITIES

    If an event of default has occurred and is continuing and such event is attributable to our failure to pay any amounts payable in respect of the junior subordinated debentures on the date such amounts are otherwise payable, you may institute a legal action against us to enforce the payment to you of an amount equal to the amount payable in respect of junior subordinated debentures having a principal amount equal to the aggregate liquidation amount of the trust preferred securities you hold. We may not amend the indenture to remove the foregoing right to bring such legal action without your prior written consent. We will have the right under the indenture to set-off of any payment we make to you in connection with such a legal action.

    As a holder of trust preferred securities, you will not be able to exercise directly any remedies available to the holders of the junior subordinated debentures except under the circumstances described in the preceding paragraph unless there has been an event of default under the trust agreement. See "Description of Trust Preferred Securities--Events of Default; Notice."

CONSOLIDATION, MERGER, SALE OF ASSETS AND OTHER TRANSACTIONS

    The indenture provides that we may not consolidate with or merge into any other entity or convey, transfer or lease our properties and assets substantially as an entirety to any entity, and no entity may consolidate with or merge into us or convey, transfer or lease its properties and assets substantially as an entirety to us, unless:

    * in the event we consolidate with or merge into another entity or convey or transfer our properties and assets substantially as an entirety to any entity, the successor entity is organized under the laws of the United States or any state or the District of Columbia, and such successor entity expressly assumes our obligations in respect of the junior subordinated debentures; provided, however, that nothing in the indenture shall be deemed to restrict or prohibit, and no supplemental indenture shall be required in the case of the merger of a bank (as defined below) with and into a bank or us, the consolidation of banks into a bank or us, or the sale or other disposition of all or substantially all of the assets of any bank to another bank or us, if, in any such case in which we are not the surviving, resulting or acquiring entity, we would own, directly or indirectly, at least 80% of the voting securities of the bank (and of any other bank any voting securities of which are owned, directly or indirectly, by such bank) surviving such merger, resulting from such consolidation or acquiring such assets;

    * immediately after giving effect thereto, no event of default with respect to the junior subordinated debentures, and no event which, after notice or lapse of time or both, would constitute an event of default with respect to the junior subordinated debentures, has occurred and is continuing; and



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    * certain other conditions as prescribed in the indenture are satisfied.

    For purposes of the first bullet point above, the term "bank" means each of:

    * any banking subsidiary of ours the consolidated assets of which constitute 20% or more of our consolidated assets and our consolidated subsidiaries;

    * any other banking subsidiary designated as a bank pursuant to a board resolution and set forth in an officers' certificate delivered to the trustee; and

    * any subsidiary of ours that owns, directly or indirectly, any voting securities, or options, warrants or rights to subscribe for or purchase voting securities, of any bank under the first and second bullet points above and in the case of all three bullet points above their respective successors (whether by consolidation, merger, conversion transfer of substantially all their assets and business or otherwise) so long as any such successor is a banking subsidiary (in the case of the first and second bullet point or a subsidiary (in the case of the third bullet point) of ours.

    The provisions of the indenture do not afford holders of the junior subordinated debentures protection in the event we are involved in a highly leveraged or other transaction that may adversely affect holders of the junior subordinated debentures.

SATISFACTION AND DISCHARGE

    The indenture will cease to be of further effect and we will be deemed to have satisfied and discharged the indenture when:

    * all junior subordinated debentures have been delivered to the debenture trustee for cancellation, or all junior subordinated debentures not previously delivered to the debenture trustee for cancellation (1) have become due and payable, or (2) will become due and payable at the stated maturity within one year or (3) are to be called for redemption within one year under arrangements satisfactory to the debenture trustee;

    * we deposit or cause to be deposited with the debenture trustee funds, in trust, for the purpose and in an amount sufficient to pay and discharge the entire indebtedness on the junior subordinated debentures not previously delivered to the debenture trustee for cancellation, for the principal (and premium, if any) and interest to the date of the deposit or to the stated maturity or redemption date; and

    * we have paid all other sums payable by us under the indenture and we have delivered applicable certificates and opinions of counsel that indicate we have complied with all of our obligations.

SUBORDINATION

    The junior subordinated debentures will be subordinate and junior in right of payment, to the extent set forth in the indenture, to all of our senior indebtedness or other subordinated indebtedness (as defined below). If we default in the payment of any principal, premium, if any, or interest, if any, or any other amount payable on any senior or other subordinated indebtedness when the same becomes due and payable whether at maturity or at a date fixed for redemption or by declaration of acceleration or otherwise, then unless and until such default has been cured or waived or has ceased to exist or all senior indebtedness has been paid, no direct or indirect payment (in cash, property, securities, by set-off or otherwise) may be made or agreed to be made on the junior subordinated debentures, or in respect of any redemption repayment, retirement, purchase or other acquisition of any of the junior subordinated debentures.

    As used herein, "senior indebtedness or other subordinated indebtedness" means, whether recourse is to all or a portion of our assets and whether or not contingent:

    * every obligation of ours for money borrowed;

    * every obligation of ours evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;

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    * every reimbursement obligation of ours with respect to letters of credit, bankers' acceptances or similar facilities issued for our account;

    * every obligation of ours issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business);

    * every capital lease obligation of ours;

    * every obligation of ours for claims (as defined in Section 101(4) of the United States Bankruptcy Code of 1978, as amended) in respect of derivative products such as interest foreign exchange rate contracts, commodity contracts and similar arrangements; and

    * every obligation of the type referred to above of another person and all dividends of another person the payment of which, in either case, we have guaranteed or are responsible or liable, directly or indirectly, as obligor or otherwise.

However, senior indebtedness and other subordinated indebtedness shall not include any of the following:

    * any obligations which, by their terms, are expressly stated to rank equally in right of payment with, or to not be superior in right of payment to, the junior subordinated debentures;

    * any of our senior indebtedness and other subordinated indebtedness which when incurred and without respect to any election under Section 1111(b) of the United States Bankruptcy Code of 1978, as amended, was without recourse to us;

    * any indebtedness of ours to any of our subsidiaries;

    * indebtedness to executive officers, directors or employees;

    * any indebtedness which by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of such indebtedness by the holders of the junior subordinated debentures because of the debentures' subordination provisions exceed amounts to which the obligees of such indebtedness would be entitled under the subordination provisions to which such debt is entitled; and

    * any indebtedness in respect of debt securities issued to any trust, or a trustee of such trust, partnership or other entity affiliated with us that is a financing entity of ours in connection with the issuance by such financing entity of securities that are similar to the trust preferred securities.

    As of March 31, 1999, the senior indebtedness and other subordinated indebtedness were approximately $87.31 million. All senior indebtedness (including any interest thereon accruing after the commencement of any such proceedings) must first be paid in full before any payment or distribution, whether in cash, securities or other property, is made on account of the junior subordinated debentures in the event of:

    * any insolvency, bankruptcy, receivership, liquidation, reorganization, readjustment, imposition or other similar proceedings relating to us, our creditors or our property;

    * any proceeding for our liquidation, dissolution or other winding up, voluntary or involuntary, whether or not involving insolvency or bankruptcy proceedings;

    * any assignment by us for the benefit of creditors; or

    * any other marshaling of our assets.

In such event, any payment or distribution on account of the junior subordinated debentures, whether in cash, securities or other property, that would otherwise (but for the subordination provisions) be payable or deliverable in respect of the junior subordinated debentures will be paid as described above directly to the holders of senior indebtedness in accordance with the priorities then existing among such holders until all senior indebtedness and other subordinated indebtedness (including any interest accruing after the commencement of any such proceedings) has been paid in full.

    In the event of any proceeding described above, after payment in full of all sums owing with respect to our senior indebtedness and other subordinated indebtedness, the holders of junior subordinated

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debentures, together with the holders of our obligations ranking on a parity with the junior subordinated debentures, will be entitled to be paid from our remaining assets the amounts at the time due and owing on the junior subordinated debentures and such other obligations. This payment will be made before any payment or other distribution, whether in cash, property or otherwise, will be made on account of any capital stock or obligations ranking junior to the junior subordinated debentures and such other obligations. If payment or distribution on account of the junior subordinated debentures of any character or security, whether in cash, securities or other property, is received by any holder of any junior subordinated debentures in contravention of any of the terms of the indenture and before all our senior indebtedness has been paid in full, such payment or distribution or security will be received in trust for the benefit of, and must be paid over or delivered and transferred to, the holders of our senior indebtedness at the time outstanding in accordance with the priorities then existing among such holders for application to the payment of all senior indebtedness remaining unpaid to the extent necessary to pay all such senior indebtedness in full.

    By reason of such subordination, in the event of our insolvency, holders of senior indebtedness and other subordinated indebtedness may receive more, ratably, and holders of the junior subordinated debentures may receive less, ratably, than our other creditors. Such subordination will not prevent the occurrence of any event of default in respect of the junior subordinated debentures.

    The indenture places no limitation on the amount of additional senior indebtedness and other subordinated indebtedness that we may incur. We expect from time to time to incur additional senior indebtedness and other subordinated indebtedness.

INFORMATION CONCERNING THE DEBENTURE TRUSTEE

    The debenture trustee, other than during the occurrence and continuance of a default in the performance of our obligations under the junior subordinated debentures, is under no obligation to exercise any of the powers vested in it by the indenture at the request of any holder of junior subordinated debentures, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities that might be incurred by the exercise of these powers. The debenture trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the debenture trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

    The debenture trustee may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, security or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties. The debenture trustee may consult with counsel of its choice and the advice of such counsel or any opinion of such counsel shall be full and complete authorization and protection in respect of any action taken in reliance thereon.

    Bankers Trust Company, the debenture trustee, may serve from time to time as trustee under other indentures or trust agreements with us or our subsidiaries relating to other issues of our securities. In addition, we as well as certain of our affiliates may have other banking relationships with Bankers Trust Company and its affiliates.

GOVERNING LAW

    The indenture and the junior subordinated debentures will be governed by and construed in accordance with the laws of the State of Delaware.

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                      DESCRIPTION OF GUARANTEE

    We will execute and deliver the guarantee concurrently with the issuance of preferred securities by the Trust for your benefit. Bankers Trust Company will act as guarantee trustee under the guarantee and will hold the guarantee for your benefit. This summary of certain provisions of the guarantee is not complete. You should read the form of the guarantee, which is filed as an exhibit to the registration statement of which this prospectus is a part. Whenever particular defined terms of the guarantee are referred to in this prospectus, such terms are incorporated herein by reference. A copy of the form of guarantee is available upon request from the guarantee trustee. The guarantee will be qualified as an indenture under the Trust Indenture Act. This summary is qualified by reference to the Trust Indenture Act and you should be familiar with its provisions.

GENERAL

    We will irrevocably agree to pay in full on a subordinated basis, to the extent set forth in the guarantee and described herein, the payments described below to you, as and when due, regardless of any defense, right of set-off or counterclaim that the Trust may have or assert other than the defense of payment. The following payments with respect to the trust preferred securities, to the extent not paid by or on behalf of the Trust, will be subject to the guarantee:

    * any accumulated and unpaid distributions required to be paid on the trust preferred securities, to the extent that the Trust has funds available for their payment at such time;

    * the redemption price with respect to any trust preferred securities called for redemption, to the extent that the Trust has funds available for its payment at such time; and

    * upon a voluntary or involuntary dissolution, termination, winding up or liquidation of the Trust (unless the junior subordinated debentures are distributed to you and the other holders of the trust preferred securities), the lesser of:

      (a)the aggregate of the liquidation amount and all accumulated and unpaid distributions to the date of payment, to the extent that the Trust has funds available for their payment; and

      (b)the amount of assets of the Trust remaining available for distribution to you on liquidation of the Trust.

    Our obligation to make a guarantee payment may be satisfied by directly paying you or by causing the Trust to pay you.

    The guarantee will be an irrevocable, subordinated guarantee of payment on a subordinated basis of the Trust's obligations under the trust preferred securities. The guarantee will apply only to the extent that the Trust has funds sufficient to make such payments. If we do not make payments on the junior subordinated debentures held by the Trust, the Trust will not be able to pay any amounts payable in respect of the trust preferred securities and will not have funds available for these payments. The guarantee will rank subordinate and junior in right of payment to all of our senior indebtedness and all of our other subordinated indebtedness. See "--Status of the Guarantee."

STATUS OF THE GUARANTEE

    The guarantee will constitute our unsecured obligation and will rank subordinate and junior in right of payment to all of our senior indebtedness and subordinated indebtedness in the same manner as the junior subordinated debentures. The guarantee does not limit our ability to incur or issue other secured or unsecured senior or subordinated indebtedness. In addition, because we are a holding company, our right to participate in any distribution of assets by any of our subsidiaries upon a subsidiary's liquidation or similar event is subject to the prior claims of the creditors of the subsidiary except to the extent we are recognized as a creditor of that subsidiary. Our obligations under the guarantee are effectively subordinated to all existing and future liabilities of any of our subsidiaries and their respective subsidiaries.

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    The guarantee will constitute a guarantee of payment and not of collection. A guarantee of payment entitles the guarantee trustee or you to institute a legal proceeding directly against us as the guarantor to enforce your rights under the guarantee without first instituting a legal proceeding against the Trust or any other person or entity. The guarantee will be held by the guarantee trustee for your benefit. The guarantee will not be discharged except by paying the amounts required under the guarantee in full to the extent not paid by the Trust or distributing the junior subordinated debentures to you.

AMENDMENTS AND ASSIGNMENT

    Except with respect to any changes that do not materially adversely affect your rights (in which case no consent will be required), the guarantee may not be amended without the prior approval of the holders of a majority of the aggregate liquidation amount of the outstanding trust preferred securities. The manner of obtaining any such approval is set forth under "Description of Trust Preferred Securities--Voting Rights; Amendment of Trust Agreement." All guarantees and agreements contained in the guarantee will bind our successors, assigns, receivers, trustees and representatives and will inure to your benefit and the benefit of all of the holders of the trust preferred securities then outstanding.

EVENTS OF DEFAULT

    An event of default under the guarantee will occur if we fail to perform any of our payment or other obligations under the guarantee, or fail to perform any non-payment obligation if our failure remains unremedied for 30 days. If an event of default occurs the guarantee trustee must enforce your rights under the guarantee. The holders of a majority in aggregate liquidation amount of the outstanding trust preferred securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee under the guarantee or to direct the guarantee trustee to exercise any trust or power conferred upon the guarantee trustee under the guarantee.

    In addition to acts taken by the guarantee trustee, you may institute a legal proceeding directly against us to enforce your rights under the guarantee without first instituting a legal proceeding against the Trust, the guarantee trustee or any other person or entity. Since you will not be the record holder of the trust preferred securities while they are in book-entry form, you will have to observe the procedures of DTC to take such action. See "Description of Trust Preferred Securities--Book Entry, Delivery and Form."

    We are required, as guarantor, to certify annually to the guarantee trustee whether or not we are in compliance with all the conditions and covenants applicable to us under the guarantee.

INFORMATION CONCERNING THE GUARANTEE TRUSTEE

    The guarantee trustee, other than during a default by us in performance of the guarantee, undertakes to perform only duties that are set forth in the guarantee. After the occurrence of an event of default with respect to the guarantee, the guarantee trustee must enforce the guarantee and must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. The guarantee trustee is under no obligation to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties if it has reasonable grounds to believe that repayment or adequate indemnity is not assured.

    For information concerning our relationship with Bankers Trust Company, as guarantee trustee, see "Description of Junior
Subordinated Debentures--Information Concerning the Debenture
Trustee."

TERMINATION OF THE GUARANTEE

    The guarantee will terminate and be of no further force and effect upon full payment of the redemption price of the trust preferred securities, upon full payment of the amounts payable with respect to the trust preferred securities upon liquidation of the Trust, or upon distribution of junior subordinated debentures to you and the other holders of the trust preferred securities in exchange for all of the trust preferred securities. The guarantee will continue to be effective or will be reinstated, as the case may be, if at any time you must restore payment of any sums paid to you under the trust preferred securities or the guarantee.

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GOVERNING LAW

    The guarantee will be governed by and construed in accordance with the laws of the State of Delaware.

   RELATIONSHIP AMONG THE TRUST PREFERRED SECURITIES, THE JUNIOR
             SUBORDINATED DEBENTURES AND THE GUARANTEE

FULL AND UNCONDITIONAL GUARANTEE

    We have irrevocably guaranteed, on a subordinate basis, payments of distributions and other amounts due on the trust preferred securities (to the extent that Trust has funds available for such payment) to the extent set forth under "Description of Guarantee." Taken together, our obligations under the junior subordinated debentures, the indenture, the trust agreement and the guarantee provide, in the aggregate, a full, irrevocable and unconditional guarantee of payments of distributions and other amounts due on the trust preferred securities. No single document standing alone or operating in conjunction with fewer than all the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the Trust's obligations in respect of the trust preferred securities.

    If and to the extent that we do not make payments on the junior subordinated debentures, the Trust will not have sufficient funds to pay distributions or other amounts due on the trust preferred securities. The guarantee does not cover payment of amounts payable with respect to the trust preferred securities when the Trust does not have sufficient funds to pay such amounts. In such event, your remedy is to institute a legal proceeding directly against us for enforcement of our payment obligations under the junior subordinated debentures having a principal amount equal to the liquidation amount of the trust preferred securities you hold.

    Our obligations under the junior subordinated debentures and the guarantee are subordinate and junior in right of payment to all senior indebtedness and other subordinated indebtedness. An event of default under any of our senior indebtedness or other subordinated indebtedness would not constitute an event of default in respect of the trust preferred securities. However, in the event of payment defaults under, or acceleration of our senior indebtedness or other subordinated indebtedness, the subordination provisions of the indenture provide that no payments may be made in respect of the junior subordinated debentures until such senior indebtedness or other subordinated indebtedness has been paid in full or any payment default on senior indebtedness or other subordinated indebtedness has been cured or waived. See "Description of Junior Subordinated Debentures--Subordination." Failure to make required payments on the junior subordinated debentures would constitute an event of default in respect of the trust preferred securities.

SUFFICIENCY OF PAYMENTS

    As long as we make the payments on the junior subordinated debentures when they are due, such payments will be sufficient to cover distributions and other payments distributable on the trust preferred securities, primarily because:

    * the aggregate principal amount of the junior subordinated debentures will be equal to the sum of the aggregate stated liquidation amount of the trust preferred securities and trust common securities;

    * the interest rate and interest and other payment dates on the junior subordinated debentures will match the distribution rate, distribution dates and other payment dates for the trust preferred securities;

    * we will pay for any and all costs, expenses and liabilities of the Trust except the Trust's obligations to you and to us, as the holder of the trust common securities, amounts due under the trust preferred securities and the trust common securities, respectively; and

    * the trust agreement further provides that the Trust will not engage in any activity that is not consistent with the limited purposes of the Trust.

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    Notwithstanding anything to the contrary in the indenture, we have the right to set-off any payment we are otherwise required to make thereunder against and to the extent we have previously made, or are concurrently making, a payment under the guarantee.

ENFORCEMENT RIGHTS OF HOLDERS OF TRUST PREFERRED SECURITIES

    You may institute a legal proceeding directly against us to enforce your rights under the guarantee without first instituting a legal proceeding against the guarantee trustee, the Trust or any other person or entity. See "Description of Guarantee."

RIGHTS TO DISTRIBUTIONS

    The trust preferred securities represent preferred undivided beneficial interests in the assets of the Trust, and the Trust exists for the sole purposes of issuing the trust preferred securities and trust common securities and investing the proceeds from their issuance in the junior subordinated debentures and engaging in other activities necessary, convenient or incidental thereto. A principal difference between your rights as a holder of trust preferred securities and a holder of a junior subordinated debenture is that a holder of a junior subordinated debenture is entitled to receive from us payments on the junior subordinated debentures held, while you are entitled to receive distributions or other amounts distributable with respect to the trust preferred securities from the Trust (or from us under the guarantee) only if and to the extent the Trust has funds available for the payment of such distributions.

RIGHTS UPON DISSOLUTION

    Upon any voluntary or involuntary dissolution of the Trust, other than any dissolution involving the distribution of the junior subordinated debentures to you and the other holders of the trust preferred securities, and after satisfaction of liabilities to creditors of the Trust as required by applicable law, you will be entitled to receive, out of assets held by the Trust, the liquidation distribution in cash. See "Description of Trust Preferred Securities--Liquidation Distribution Upon Dissolution." If we are voluntarily or involuntarily liquidated or declare bankruptcy, the Trust, as registered holder of the junior subordinated debentures, will be our subordinated creditor, subordinated and junior in right of payment to all our senior indebtedness or other subordinated indebtedness as set forth in the indenture, but entitled to receive payment in full of all amounts payable with respect to the junior subordinated debentures before any of our shareholders receive payments or distributions. Since we are the guarantor under the guarantee and have agreed under the indenture to pay for all costs, expenses and liabilities of the Trust (other than the Trust's obligations to you and the holders of the trust common securities), your position as a holder of the trust preferred securities and the position of a holder of such junior subordinated debentures relative to other creditors and to our shareholders in the event of our liquidation or bankruptcy are expected to be substantially the same.

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       CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

GENERAL

    In the opinion of Thompson Coburn LLP, St. Louis, Missouri, our counsel, the following discussion fairly summarizes the material United States federal income tax consequences of the purchase, ownership, and disposition of the trust preferred securities.

    The following discussion is general and may not apply to your particular circumstances for any of the following (or other) reasons:

    * This summary is based on United States federal income tax laws in effect as of the date of this prospectus, including applicable regulations and administrative and judicial interpretations. Changes to any of these laws, regulations or interpretations after this date may affect the tax consequences described below, possibly on a retroactive basis.

    * This summary discusses only trust preferred securities you acquire at original issuance at the original offering price and hold as capital assets (within the meaning of federal tax law). It does not discuss all of the tax consequences that may be relevant to, beneficial owners who are subject to special rules, such as banks, thrift institutions, real estate investment trusts, regulated investment companies, insurance companies, brokers and dealers in securities or currencies, certain securities traders, tax-exempt organizations and certain other financial institutions. This discussion also does not discuss tax consequences that may be relevant to an owner in light of the owner's particular circumstances, such as an owner holding a trust preferred security as a position in a straddle, hedging, conversion or other integrated investment.

    * This summary does not address:

      (a)The income tax consequences to stockholders in, or partners of beneficiaries of, a holder of trust preferred securities;

      (b)the United States alternative minimum tax consequences of purchasing, owning and disposing of trust preferred securities; or

      (c)any state, local or foreign tax consequences of purchasing, owning and disposing of trust preferred securities.

    The authorities on which this summary is based are subject to various interpretations, and the opinions of Thompson Coburn LLP are not binding on the Internal Revenue Service, or the courts, either of which could take a contrary position. Moreover, no rulings have been or will be sought from the Service with respect to the transaction described herein. Accordingly, we cannot assure you that the Service will not challenge the opinion expressed herein or that a court would not sustain such a challenge.

    We advise you to consult your own tax advisors regarding the tax consequences of purchasing, owning and disposing of the trust preferred securities based on your particular circumstances and the relevant taxing jurisdictions.

UNITED STATES HOLDERS

    IN GENERAL. For purposes of the following discussion, a "United States Holder" means:

    * a citizen or individual resident of the United States;

    * a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof;

    * an estate the income of which is includible in its gross income for United States federal income tax purposes without regard to its source; or

    * a trust if a court within the United States is able to exercise primary supervision over its administration and at least one United States person has the authority to control all substantial decisions of the trust.

    CHARACTERIZATION OF THE TRUST. Prior to the time that the trust preferred securities are issued, Counsel will opine that (1) under then current law and based on the representations, facts and assumptions set forth in this prospectus, (2) assuming full compliance with the terms of the trust agreement (and other relevant documents), and (3) based on certain assumption and qualifications referred to in the opinion, the Trust should be characterized for United States federal income tax purposes as a grantor trust. Accordingly, for United States federal income tax purposes, if you, as a United States Holder, purchase a trust preferred security you should be considered the owner of an undivided interest in the junior subordinated debentures owned by the Trust, and you should be required to include all income or gain recognized for United States federal income tax purposes with respect to your share of the junior subordinated debentures on your income tax return.

    INTEREST INCOME AND ORIGINAL ISSUE DISCOUNT. Under the terms of the junior subordinated debentures, we have the ability to defer payments of interest from time to time by extending the interest payment period for a period not exceeding 20 consecutive quarterly periods, but not beyond the maturity of the junior subordinated debentures. Assuming that the junior subordinated debentures are issued at face value and the likelihood of deferring interest payments is "remote" within the meaning of applicable Treasury regulations, the junior subordinated debentures will not be considered issued with original issue discount ("OID").

    We conclude that, as of the date of this prospectus, the likelihood of our deferring payments of interest is "remote" within the meaning of the applicable Treasury regulations. This conclusion is based in part on the fact that exercising that option would prevent us from declaring dividends on our common stock and would prevent us from making any payments with respect to debt securities that rank equally with or junior to the junior subordinated debentures. Therefore, the junior subordinated debentures should not be treated as issued with OID by reason of our deferral option alone. Rather, you will be taxed on stated interest on the junior subordinated debentures when such interest is paid or accrued in accordance with your method of accounting for income tax purposes. You should note, however, that no published rulings or any other published authorities of the Service have addressed this issue. Accordingly, we cannot assure you that the Service will not challenge this conclusion or that a court would not sustain such a challenge.

    In the event we exercise our option to defer payments of interest, the junior subordinated debentures would be treated as redeemed and reissued for OID purposes. The sum of the remaining interest payments (and any de minimus OID) on the junior subordinated debentures would thereafter be treated as OID. The OID would accrue, and be includible in your taxable income, on a daily accrual basis (regardless of your method of accounting for income tax purposes) over the remaining term of the junior subordinated debentures (including any period of interest deferral), without regard to the timing of payments under the junior subordinated debentures. Subsequent distributions of interest on the junior subordinated debentures generally would not be taxable. The amount of OID that would accrue in any period would generally equal the amount of interest that accrued on the junior subordinated debentures in that period at the stated interest rate. Consequently, during any period of interest deferral, you will include OID in gross income in advance of the receipt of cash, and if you dispose of a trust preferred security prior to the record date for payment of distributions on the junior subordinated debentures following that period, you will be subject to income tax on OID accrued through the date of disposition (and not previously included in income), but you will not receive cash from the Trust with respect to the OID.

    If our exercise of our option to defer payments of interest is not treated as remote, the junior subordinated debentures would be treated as initially issued with OID in an amount equal to the aggregate stated interest (plus any de minimus OID) over the term of the junior subordinated debentures. You would include that OID in your taxable income, over the term of the junior subordinated debentures, on a daily accrual basis.

    CHARACTERIZATION OF INCOME. Because the income underlying the trust preferred securities should not be characterized as dividends for income tax purposes, a corporate holder of the trust preferred securities will not be entitled to a dividends-received deduction for any income recognized with respect to the trust preferred securities.

    MARKET DISCOUNT AND BOND PREMIUM. If you are not the initial purchaser of the trust preferred securities or if you are the initial purchaser but you do not purchase at the original offering price, you may be considered to have acquired your undivided interest in the junior subordinated debentures with market discount or bond premium (as each phrase is defined for United States federal income tax purposes). In this situation, you need to contact your own tax advisor to determine your particular tax consequences.

    RECEIPT OF JUNIOR SUBORDINATED DEBENTURES OR CASH UPON LIQUIDATION OF THE TRUST. Under certain circumstances described above (see "Description of Trust Preferred Securities--Liquidation Distribution Upon Dissolution"), the Trust may distribute the junior subordinated debentures to you in exchange for your trust preferred securities and in liquidation of the Trust. Except as discussed below, such a distribution would not be a taxable event for United States federal income tax purposes, and you would have an aggregate adjusted basis in the junior subordinated debentures you receive for United States federal income tax purposes equal to your aggregate adjusted basis in your trust preferred securities. For United States federal income tax purposes, your holding period in the junior subordinated debentures you receive in such a liquidation of the Trust would include the period during which you held the trust preferred securities. If, however, the relevant event is a tax event as described in "Description of Trust Preferred Securities-- Redemption," which results in the Trust being treated as an association taxable as a corporation, the distribution would likely constitute a taxable event to you for United States federal income tax purposes.

    Under certain circumstances described herein (see "Description of Trust Preferred Securities"), we may redeem junior subordinated debentures for cash and distribute the proceeds of such redemption to you in redemption of your trust preferred securities. Such a redemption would be taxable for United States federal income tax purposes, and you would recognize gain or loss as if you had sold the trust preferred securities for cash. See "--Sales of Trust Preferred Securities" below.

    SALES OF TRUST PREFERRED SECURITIES. If you sell your trust preferred securities, you will recognize gain or loss equal to the difference between your adjusted basis in the trust preferred securities and the amount realized on the sale of such trust preferred securities. Your adjusted basis in the trust preferred securities generally will be the initial purchase price, increased by OID previously included (or currently includible) in your gross income to the date of disposition, and decreased by payments received on the trust preferred securities (other than any interest received with respect to the period prior to the effective date we first exercise our option to defer payments of interest). Any such gain or loss generally will be capital gain or loss, and generally will be a long-term capital gain or loss if you have held the trust preferred securities for more than one year prior to the date of disposition.

    If you dispose of your trust preferred securities between record dates for payments of distributions thereon, you will be required to include accrued but unpaid interest (or OID) on the junior subordinated debentures through the date of disposition in your taxable income for United States federal income tax purposes (notwithstanding that you may receive a separate payment from the purchaser with respect to accrued interest). You may deduct that amount from the sales proceeds received (including the separate payment, if any, with respect to accrued interest) for the trust preferred securities (or as to OID only, to add such amount to your adjusted tax basis in the trust preferred securities). To the extent the selling price is less than your adjusted tax basis (which will include accrued but unpaid OID if any), you will recognize a capital loss. Subject to certain limited exceptions, capital losses generally cannot be applied to offset ordinary income for United States federal income tax purposes.

PENDING TAX LITIGATION AFFECTING THE TRUST PREFERRED SECURITIES

    Last year, a taxpayer filed a petition in the United States Tax Court contesting the Service's disallowance of interest deductions that the taxpayer claimed in respect of securities issued in 1993 and 1994 that are, in some respects, similar to the trust preferred securities. (Enron Corp. v. Commissioner, Docket No. 6149-98, filed April 1, 1998). The matter is still pending before the Tax Court. An adverse decision by the Tax Court concerning the deductibility of such interest may cause a tax event, giving us the right to redeem the junior subordinated debentures. See "Description of Junior Subordinated Debentures--Redemption" and "Description of Trust Preferred Securities--Liquidation Distribution Upon Dissolution."

NON-UNITED STATES HOLDERS

    The following discussion applies to you if you are not a United States Holder as described above.

    Payments of interest, including OID, to you, as a non-United
States Holder, on a trust preferred security will generally not be subject to withholding of United States federal income tax, provided that:

    * you did not (directly or indirectly, actually or constructively) own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

    * you are not a controlled foreign corporation that is related to us through stock ownership;

    * the interest does not constitute contingent interest as described in Section 871(h)(4) of the Internal Revenue Code of 1986, as amended (the "Code");

    * you are not a bank receiving interest described in Section
      881(c)(3)(A) of the Code; and

    * either (a) you certify to the Trust or its agent (or other applicable payor), under penalties of perjury and in accordance with applicable Treasury regulations, that you are not a United States Holder and provide your name and address, or (b) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institution"), and holds the trust preferred security in such capacity, certifies to the Trust or its agent (or other applicable payor), under penalties of perjury and in accordance with applicable Treasury regulations, that it requires and has received such a statement from you or another Financial Institution between it and you in the chain of ownership, and furnishes the Trust or its agent (or other applicable payor) with a copy thereof.

Recently finalized Treasury regulations, that are generally effective with respect to payments made after December 31, 2000, would provide alternative methods for satisfying the certification requirements described above.

    It is possible that changes in the law affecting the income tax consequences of the junior subordinated debentures could adversely affect our ability to deduct interest payable on the junior subordinated debentures. Such changes could also cause the junior subordinated debentures to be classified as our equity (rather than our debt) for United States federal income tax purposes. This might cause the income derived from the junior subordinated debentures to be characterized as dividends, generally subject to a 30% income tax (on a withholding basis) when paid to you if you are not a United States Holder, rather than as interest which, as discussed above, generally is exempt from income tax in the hands of a person who is not a United States Holder.

    You, as a non-United States Holder, will generally not be subject to withholding of income tax on any gain realized upon the sale or other disposition of a trust preferred security.

    If you hold the trust preferred securities in connection with the active conduct of a United States trade or business, you will be subject to income tax on all income and gains recognized with respect to your proportionate share of the junior subordinated debentures.

INFORMATION REPORTING

    In general, information reporting requirements will apply to payments of any interest or premium on, and proceeds from the sale of, the trust preferred securities within the United States to, and to the accrual of OID on trust preferred securities with respect to, a non-corporate United States Holder. In addition, payments made on, and payments of the proceeds from the sale of, the trust preferred securities to or through the United States office of a broker are subject to information reporting unless you certify as to your non-United States Holder status or otherwise establish an exemption from information reporting and backup withholding. See "--Backup Withholding." Taxable income on the trust preferred securities for a calendar year should be reported to United States Holders on the appropriate forms by the following January 31st.

BACKUP WITHHOLDING

    Payments of any interest or premium on, proceeds from the sale of, and the accrual of OID on, the trust preferred securities may be subject to a "backup" withholding tax of 31% unless you comply with certain identification or exemption requirements. Any amounts so withheld will be allowed as a credit against your income tax liability, or refunded, if the required information is provided to the Service.

                    CERTAIN ERISA CONSIDERATIONS

    We and certain of our affiliates may each be considered a "party in interest" within the meaning of the Employee Retirement Income Security Act of 1974 ("ERISA"), or a "disqualified person" within the meaning of Section 4975 of the Code with respect to many employee benefit plans that are subject to ERISA and individual retirement accounts ("IRAs"). The purchase of the trust preferred securities by an employee benefit plan or IRA that is subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions Section 4975(e)(1) of the Internal Revenue Code and with respect to which we, or any affiliate of ours is a service provider (or otherwise is a party in interest or a disqualified person), may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code, unless the trust preferred securities are acquired pursuant to and in accordance with an applicable exemption. Any pension or other employee benefit plan, fiduciary or IRA holder, proposing to acquire any trust preferred securities for such a plan or IRA should consult with legal counsel.

                            UNDERWRITING

    Subject to the terms and conditions of an underwriting agreement, the underwriters named below, for whom EVEREN Securities, Inc. is acting as representative, have severally agreed to purchase from us, and we have agreed to sell to them, the respective number of trust preferred securities set forth opposite each underwriter's name below:

                                                               NUMBER OF TRUST
                     UNDERWRITERS                            PREFERRED SECURITIES
                     ------------                            --------------------
EVEREN Securities, Inc................................
                                                                  ---------
    Total.............................................            1,500,000
                                                                  =========

    The underwriting agreement provides that the obligations of the several underwriters thereunder are subject to approval of certain legal matters by their counsel and to various conditions. The nature of the underwriters' obligation is such that they are committed to purchase and pay for all the trust preferred securities (other than those covered by the over-allotment option discussed below) if any are purchased.

    The underwriters will initially offer the trust preferred securities to the public at the price stated on the cover page. The underwriters may offer trust preferred securities to selected dealers at the public-offering price less a concession of up to $------- per trust preferred security. Those dealers may reallow a discount not in excess of $------- per trust preferred security to other brokers and dealers. After the initial offering of the trust preferred securities, the underwriters may change the offering price, concession, discount and other selling terms.

    We have granted the underwriters an option to purchase up to 225,000 additional trust preferred securities. This option is exercisable from time to time for 30 days after the date of this prospectus, but may be exercised by the underwriters only to cover any over-allotments.

    The underwriters agreed to purchase the trust preferred securities at the price stated on the cover page of this prospectus. Because the Trust will use the proceeds from the sale of the trust preferred securities to purchase the junior subordinated debentures from us, we have agreed to pay the underwriters the following compensation:

                                                                   UNDERWRITING
                                                                   COMPENSATION
                                                                   ------------
        Per trust preferred security........................         $  0.375
        Total (assuming no exercise of over-allotment
          option)...........................................          562,500
        Total (assuming full exercise of over-allotment
          option)...........................................          646,875

We estimate that we will spend approximately $350,000 for printing, depository and trustees' fees, legal and accounting fees, and other expenses of the offering in addition to underwriting compensation.

    In connection with the offering, the underwriters and their affiliates may engage in transactions, effected in accordance with the SEC's Regulation M, that are intended to stabilize, maintain or otherwise affect the market price of the trust preferred securities. These transactions may include over-allotment through which the underwriters create a selling syndicate short position by selling more trust preferred securities than the underwriters are committed to purchase from the Trust. The underwriters may purchase trust preferred securities in the open market following completion of the initial offering. The underwriters also may bid for, and purchase, the trust preferred securities, including at a price above that which might otherwise prevail in the open market for the purpose of preventing or retarding a decline in the market price of the trust preferred securities. Any of these transactions may maintain or stabilize the price for the trust preferred securities at a level above that which might otherwise prevail in the open market. None of the underwriters, the Trust or us make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the market price of the trust preferred securities. The underwriters are not required to engage in any of these transactions and may discontinue them at any time without notice if it commences them. The underwriters may effect these transactions on the American Stock Exchange or elsewhere.

    We and the Trust have agreed to indemnify the underwriters against liabilities arising from the offering of the trust preferred securities, including civil liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in connection with those liabilities.

    The underwriters will comply with Rule 2810 under the NASD Conduct Rules when it offers and sells the trust preferred securities because the National Association of Securities Dealers, Inc. may view the trust preferred securities as interests in a direct participation. The underwriters and their affiliates may provide investment banking services for us or our affiliates in the future for which they would expect to receive customary fees and commissions.

                       VALIDITY OF SECURITIES

    The validity of the guarantee and the junior subordinated debentures and certain tax matters will be passed upon for us by Thompson Coburn LLP, St. Louis, Missouri, our counsel, and certain legal matters will be passed upon for the underwriters by Barack Ferrazzano Kirschbaum Perlman & Nagelberg, Chicago, Illinois. Certain matters of Delaware law relating to the validity of the trust preferred securities, the enforceability of the trust agreement and the creation of the Trust will be passed upon by Richards, Layton & Finger, as special Delaware counsel to us and the Trust. Thompson Coburn LLP and Barack Ferrazzano Kirschbaum Perlman & Nagelberg will rely as to certain matters of Delaware law on the opinion of Richards, Layton & Finger.

                              EXPERTS

    Ernst & Young, LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1998 as set forth in their report, which is included and incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are included and incorporated by reference in reliance on Ernst & Young, LLP's report, given on their authority as experts in accounting and auditing.

    The consolidated financial statements of Allegiant as of December 31, 1997 and for each of the two years in the period ended December 31, 1997, included in this prospectus and in the registration statement of which this prospectus is a part, have been audited by BDO Seidman, LLP, independent auditors, as set forth in their report dated March 13, 1998, and are included in reliance on such report given upon the authority of such firm as experts in accounting and auditing.

             WHERE YOU CAN FIND ADDITIONAL INFORMATION

    We are subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, we file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Our filings with the Securities and Exchange Commission also are available to the public from the Securities and Exchange Commission's website at http://www.sec.gov. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information. Our common stock is listed on the Nasdaq National Market.

    This prospectus is part of a registration statement we filed with the Securities and Exchange Commission and does not contain all of the information set forth in the registration statement. You should consult the registration statement for further information with respect to our company and these securities.

    The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the Securities and Exchange Commission will automatically update and supersede this information and information in this prospectus. We incorporate by reference the documents listed below and any future filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities are sold.

    * Annual Report on Form 10-K for the year ended December 31,
      1998; and

    * Quarterly Report on Form 10-Q for the quarter ended March 31,
      1999.

    You may request a copy of these filings, at no cost, by writing or calling us at the following address: Secretary, Allegiant
Bancorp, Inc., 2122 Kratky Road, St. Louis, Missouri 63114, telephone (314) 692-8200.

    No separate financial statements of the Trust have been included or incorporated by reference in this document. We do not, nor does the Trust, consider that such financial statements would be material to holders of the trust preferred securities because the Trust is a newly formed special purpose entity, has no operating history or independent operations and is not engaged in and does not propose to engage in any activity other than holding as trust assets the junior subordinated debentures and issuing the trust preferred securities and trust common securities. See "Allegiant Capital Trust I," "Description of Trust Preferred Securities," "Description of Junior Subordinated Debentures" and "Description of Guarantee." In addition, we do not expect that the Trust will be filing reports under the Securities Exchange Act of 1934 with the SEC.

                   INDEX TO FINANCIAL STATEMENTS


Report of Independent Auditors--Ernst & Young LLP...........    F-1
Consolidated Balance Sheets as of March 31, 1999 (unaudited)
  and December 31, 1998 and 1997............................    F-2
Consolidated Statements of Income for the three months ended
  March 31, 1999 and 1998 (unaudited) and each of the years
  in the three-year period ended December 31, 1998..........    F-3
Consolidated Statements of Shareholders' Equity for the
  three months ended March 31, 1999 (unaudited) and for each of the years in the three-year period ended December 31,
  1998......................................................    F-4
Consolidated Statements of Cash Flows for the three months
  ended March 31, 1999 and 1998 (unaudited) and for each of
  the years in the three-year period ended December 31, 1998    F-5
Notes to Consolidated Financial Statements..................    F-6

                     REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Allegiant Bancorp, Inc.

    We have audited the accompanying consolidated balance sheet of Allegiant Bancorp, Inc. as of December 31, 1998 and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated balance sheets as of December 31, 1997, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the two-year period ended December 31, 1997, were audited by other auditors whose report dated March 13, 1998 expressed an unqualified opinion on those statements.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Allegiant Bancorp, Inc. at December 31, 1998 and the consolidated results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                                Ernst & Young LLP
St. Louis, Missouri
January 21, 1999

                                    ALLEGIANT BANCORP, INC.
                                 CONSOLIDATED BALANCE SHEETS

                                                                                     DECEMBER 31,
                                                               MARCH 31,        -----------------------
                                                                 1999             1998           1997
                                                              -----------       --------       --------
                                                              (UNAUDITED)
                                                                       (DOLLARS IN THOUSANDS,
                                                                 EXCEPT SHARE AND PER SHARE AMOUNTS)
ASSETS:
Cash and due from banks.....................................   $ 12,855         $ 13,693       $ 14,872
Federal funds sold and other overnight investments..........      4,475            3,430          1,600
Investment securities
    Available-for-sale (at estimated market value)..........     45,075           42,740         44,918
    Held-to-maturity (estimated market value of $10,927,
      $12,132 and $32,146, respectively)....................     10,852           12,040         31,951
Loans, net of allowance for loan losses of $6,767, $6,442
  and $5,193, respectively..................................    513,539          489,227        479,669
Premises and equipment......................................     10,866           11,010         10,801
Accrued interest and other assets...........................     10,747           11,438         10,837
Intangible assets...........................................     12,448           12,696         13,589
                                                               --------         --------       --------
Total assets................................................   $620,857         $596,274       $608,237
                                                               ========         ========       ========

LIABILITIES AND SHAREHOLDERS' EQUITY:

DEPOSITS:
    Non-interest bearing....................................   $ 51,627         $ 55,417       $ 50,060
    Interest bearing........................................    396,378          364,176        382,370
    Certificates of deposit of $100,000 or more.............     33,033           31,173         52,211
                                                               --------         --------       --------
Total deposits..............................................    481,038          450,766        484,641
                                                               --------         --------       --------
Short-term borrowings.......................................     47,039           53,542         53,579
Long-term debt..............................................     40,275           40,275         23,275
Accrued expenses and other liabilities......................      3,446            3,587          4,671
                                                               --------         --------       --------
Total liabilities...........................................    571,798          548,170        566,166

SHAREHOLDERS' EQUITY:

    Common Stock, $.01 par value--authorized 20,000,000
      shares; issued 6,558,015, 6,536,164 and 6,111,743
      shares, respectively..................................         65               65             61
    Capital surplus.........................................     42,026           41,898         39,484
    Retained earnings.......................................      7,057            6,058          2,441
    Accumulated other comprehensive income..................        (89)              83             85
                                                               --------         --------       --------
Total shareholders' equity..................................     49,059           48,104         42,071
                                                               --------         --------       --------
Total liabilities and shareholders' equity..................   $620,857         $596,274       $608,237
                                                               ========         ========       ========

See accompanying notes to consolidated financial statements.

                                         ALLEGIANT BANCORP, INC.
                                   CONSOLIDATED STATEMENTS OF INCOME

                                                      THREE MONTHS ENDED
                                                           MARCH 31,                  YEARS ENDED DECEMBER 31,
                                                     ---------------------       -----------------------------------
                                                      1999          1998          1998          1997          1996
                                                     -------       -------       -------       -------       -------
                                                          (UNAUDITED)
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
INTEREST INCOME:
    Interest and fees on loans.....................  $11,073       $11,142       $44,412       $33,473       $21,428
    Investment securities..........................      773         1,086         4,295         3,966         3,477
    Federal funds sold and overnight investments...       79            42           511           326           151
                                                     -------       -------       -------       -------       -------
Total interest income..............................   11,925        12,270        49,218        37,765        25,056
                                                     -------       -------       -------       -------       -------

INTEREST EXPENSE:
    Interest on deposits...........................    4,856         5,618        21,948        17,253        12,060
    Interest on short-term borrowings..............      639           564         2,625         2,895         1,542
    Interest on long-term debt.....................      593           659         2,694         1,318         1,397
                                                     -------       -------       -------       -------       -------
Total interest expense.............................    6,088         6,841        27,267        21,466        14,999
                                                     -------       -------       -------       -------       -------
Net interest income................................    5,837         5,429        21,951        16,299        10,057
Provision for loan losses..........................      562           400         2,420         2,397         1,448
                                                     -------       -------       -------       -------       -------
Net interest income after provision for loan
  losses...........................................    5,275         5,029        19,531        13,902         8,609
                                                     -------       -------       -------       -------       -------
OTHER INCOME:
    Service charges on deposits....................      148            89         1,387           913           612
    Net gain on sale of securities.................       --            12            68             2            49
    Other income...................................    1,106         1,008         7,869         2,383           732
                                                     -------       -------       -------       -------       -------
Total other income.................................    1,254         1,109         9,324         3,298         1,393
                                                     -------       -------       -------       -------       -------

OTHER EXPENSES:
    Salaries and employee benefits.................    2,445         2,314         9,663         6,192         3,455
    Occupancy and furniture and equipment..........      764           834         3,275         1,681         1,137
    Other expense..................................    1,649         1,970         8,357         5,196         2,427
                                                     -------       -------       -------       -------       -------
Total other expenses...............................    4,858         5,118        21,295        13,069         7,019
                                                     -------       -------       -------       -------       -------
Income before income taxes.........................    1,671         1,020         7,560         4,131         2,983
Provision for income taxes.........................      669           393         3,026         1,716         1,175
                                                     -------       -------       -------       -------       -------
Net income.........................................  $ 1,002       $   627       $ 4,534       $ 2,415       $ 1,808
                                                     =======       =======       =======       =======       =======
    Basic earnings per share.......................  $  0.15       $  0.10       $  0.72       $  0.54       $  0.55
    Diluted earnings per share.....................  $  0.15       $  0.09       $  0.68       $  0.49       $  0.48

See accompanying notes to consolidated financial statements.

                                               ALLEGIANT BANCORP, INC.
                                  CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                                                     ACCUMULATED
                                                                                        OTHER           TOTAL
                                            COMMON     STOCK   CAPITAL   RETAINED   COMPREHENSIVE   SHAREHOLDERS'   COMPREHENSIVE
                                            SHARES      PAR    SURPLUS   EARNINGS      INCOME          EQUITY          INCOME
                                           ---------   -----   -------   --------   -------------   -------------   -------------
                                                                           (DOLLARS IN THOUSANDS)
Balance, January 1, 1996 as originally
  reported..............................   1,989,033     20    $13,542    $  467        $ (91)         $13,938
    Reflect 5-for-4 stock split.........     497,259      5         (5)       --                            --
    Reflect 6-for-5 stock split.........     497,259      5         (5)       --                            --
                                           ---------    ---    -------    ------        -----          -------
Adjusted January 1, 1996................   2,983,551     30     13,532       467          (91)          13,938
    Net income..........................          --     --         --     1,808                         1,808         $1,808
    Change in net unrealized gains
      (losses) on available-for-sale
      securities........................          --     --         --        --          114              114            114
                                                                                                                       ------
    Comprehensive income................                                                                               $1,922
                                                                                                                       ======
    Cash dividends declared.............          --     --         --      (187)                         (187)
Issuance of Common Stock for:
        Stock dividend declared.........     309,518      3      1,728    (1,731)                           --
        Conversion of subordinated
          debentures....................      86,592      1        503        --                           504
        Exercise of stock
          warrants/options..............      17,771     --         25        --                            25
        Various stock issuance plans....       8,264     --        184        --                           184
                                           ---------    ---    -------    ------        -----          -------
Balance December 31, 1996...............   3,405,696     34     15,972       357           23           16,386
    Net income..........................          --     --         --     2,415                         2,415         $2,415
    Change in net unrealized gains
      (losses) on available-for-sale
      securities........................          --     --         --        --           62               62             62
                                                                                                                       ------
    Comprehensive income................                                                                               $2,477
                                                                                                                       ======
    Cash dividends declared.............          --     --         --      (331)                         (331)
Issuance of Common Stock for:
        Rights offerings................   1,523,037     15     11,226        --                        11,241
        Acquisition of Reliance
          Financial, Inc................     898,689      9     10,578        --                        10,587
        Exercise of stock
          warrants/options..............     260,414      3      1,509        --                         1,512
        Various stock issuance plans....      23,907     --        199        --                           199
                                           ---------    ---    -------    ------        -----          -------
Balance December 31, 1997...............   6,111,743     61     39,484     2,441           85           42,071
    Net income..........................          --     --         --     4,534                         4,534         $4,534
    Change in net unrealized gains
      (losses) on available-for-sale
      securities........................          --     --         --        --           (2)              (2)            (2)
                                                                                                                       ------
    Comprehensive income................                                                                               $4,532
                                                                                                                       ======
    Cash dividends declared.............          --     --         --      (917)                         (917)
Issuance of Common Stock for:
        Exercise of stock
          warrants/options..............     384,785      4      2,112        --                         2,116
        Various stock issuance plans....      39,636     --        302        --                           302
                                           ---------    ---    -------    ------        -----          -------
Balance December 31, 1998...............   6,536,164     65     41,898     6,058           83           48,104

(UNAUDITED)
    Net income                                    --     --         --     1,002                         1,002         $1,002
    Unrealized losses on available-
      for-sale securities, net of
      reclassification adjustment
      (see below).......................          --     --         --        --         (172)            (172)          (172)
                                                                                                                       ------
    Comprehensive income................          --     --         --        --                            --         $  830
                                                                                                                       ======
Issuance of Common Stock for:
        Warrants exercised..............       1,770     --         10        --                            10
        New shares issued...............       3,445     --         52        --                            52
        Options exercised...............      16,636     --         66        --                            66
                                           ---------    ---    -------    ------        -----          -------
Balance March 31, 1999..................   6,558,015    $65    $42,026    $7,057        $ (89)         $49,059
                                           =========    ===    =======    ======        =====          =======


                                                                                YEAR ENDED DECEMBER 31,
                                                 THREE MONTHS ENDED      -----------------------------------
                                                   MARCH 31, 1999          1998         1997            1996
                                                 ------------------        ----         ----            ----
                                                    (UNAUDITED)
                                                                        (IN THOUSANDS)
Reclassification adjustments:
    Unrealized gains (losses) on
      available-for-sale securities........            $(172)              $39           $63            $144
    Less:
        Reclassification adjustment for
          gains realized included in net
          income...........................               --                41             1              30
                                                       -----               ---           ---            ----
    Net unrealized gains (losses) on
      available-for-sale securities........            $(172)              $(2)          $62            $114
                                                       =====               ===           ===            ====
See accompanying notes to consolidated financial statements.

                                               ALLEGIANT BANCORP, INC.
                                        CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                        THREE MONTHS ENDED
                                                            MARCH 31,                    YEARS ENDED DECEMBER 31,
                                                      ----------------------      ---------------------------------------
                                                        1999          1998          1998           1997           1996
                                                      --------      --------      ---------      ---------      ---------
                                                           (UNAUDITED)
                                                                                (IN THOUSANDS)
OPERATING ACTIVITIES:
  Net income....................................      $  1,002      $    627      $   4,534      $   2,415      $   1,808
  Adjustments to reconcile net income to net
   cash provided by operating activities:
    Depreciation and amortization...............           873           723          4,366          1,057            536
    Provision for loan losses...................           562           400          2,420          2,397          1,448
    Net realized gains on securities
     available-for-sale.........................            --            --            (68)            (2)           (49)
    Deferred tax benefit........................            --            --           (496)          (685)          (282)
    Net gain on sale of mortgage loans..........            --            --         (1,112)            --             --
    Net gain on disposition of branches.........            --            --         (2,370)            --             --
    Changes in assets and liabilities:
      Accrued interest receivable and other
       assets...................................           577        (1,435)           811         (1,077)          (938)
      Accrued expenses and other liabilities....          (128)          945           (745)           623            768
                                                      --------      --------      ---------      ---------      ---------
      Cash provided by operating activities.....         2,886         1,260          7,340          4,728          3,291
                                                      --------      --------      ---------      ---------      ---------

INVESTING ACTIVITIES:
  Net cash received in acquisition of Reliance
   Financial, Inc...............................            --            --             --          1,533             --
  Net cash received in acquisition of
   branches.....................................            --            --             --         83,596             --
  Net cash paid in disposition of branches......            --            --        (22,662)
  Proceeds from maturities of securities
   held-to-maturity.............................         1,188         9,111         22,885         17,019         41,343
  Purchase of investment securities
   held-to-maturity.............................            --            --         (2,974)       (10,396)       (25,279)
  Proceeds from maturities of securities
   available-for-sale...........................         9,659         9,888         87,840         25,020         36,797
  Proceeds from sales of securities
   available-for-sale...........................            --         1,230          8,989          2,949          3,882
  Purchase of investments securities
   available-for-sale...........................       (12,281)       (1,500)       (94,586)       (39,211)       (34,457)
  Loans made to customers, net of repayments....       (24,874)      (22,693)      (102,815)      (175,387)      (120,070)
  Proceeds from sale of mortgage loans..........            --            --         78,374             --             --
  Purchases of assets held for operating leases,
   net..........................................            --            --         (2,959)        (2,992)            --
  Additions to premises and equipment...........          (266)         (676)        (3,186)        (4,710)        (1,574)
                                                      --------      --------      ---------      ---------      ---------
      Cash used in investing activities.........       (26,574)       (4,640)       (31,094)      (102,579)       (99,358)
                                                      --------      --------      ---------      ---------      ---------

FINANCING ACTIVITIES:
  Net increase in deposits......................        30,273        (4,865)         5,201         57,518         77,362
  Net increase in short-term borrowings.........        (6,503)       (2,541)           338         17,442         22,029
  Proceeds from issuance of long-term debt......            --        15,000         31,150          8,625             --
  Repayment of long-term debt...................            --            --        (13,650)           (13)        (4,552)
  Proceeds from issuance of common stock........           128           266          2,283         12,753             61
  Payment of dividends..........................            (3)         (122)          (917)          (331)          (187)
                                                      --------      --------      ---------      ---------      ---------
      Cash provided by financing activities.....        23,895         7,738         24,405         95,994         94,713
                                                      --------      --------      ---------      ---------      ---------
  Net (decrease) increase in cash and cash
   equivalents..................................           207         4,358            651         (1,857)        (1,354)
  Cash and cash equivalents, beginning of
   period.......................................        17,123        16,472         16,472         18,329         19,683
                                                      --------      --------      ---------      ---------      ---------
  Cash and cash equivalents, end of period......      $ 17,330      $ 20,830      $  17,123      $  16,472      $  18,329
                                                      ========      ========      =========      =========      =========

See accompanying notes to consolidated financial statements.

                        ALLEGIANT BANCORP, INC.
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ACCOUNTING POLICIES:

    Basis of Presentation. The accompanying consolidated financial statements include the accounts of Allegiant Bancorp, Inc. (the "Company") and its subsidiaries. The financial statements have been prepared in conformity with generally accepted accounting principles and reporting practices applicable to the banking industry. All significant intercompany transactions and balances have been eliminated. The significant accounting policies are summarized below.

    Business. The Company's bank subsidiary, (the "Bank") provides a full range of banking services to individual and corporate customers in the St. Louis, Missouri metropolitan area. The Bank is subject to intense competition from other financial institutions. The Bank also is subject to the regulations of certain federal and state agencies and undergoes periodic examination by those regulatory authorities.

    Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

    Reclassifications. Certain reclassifications have been made to the 1996 and 1997 financial statements to conform to the 1998 presentation. These reclassifications had no effect on net income.

    Investment Securities. Securities are classified as held-to-maturity or available-for-sale. Only those securities which management has the intent and ability to hold to maturity are classified as held-to-maturity and are reported at amortized cost. Securities that are purchased with the intent to hold for an indefinite period of time, including securities that management intends to use as part of its asset/liability strategy or that may be sold to meet liquidity needs, are classified as available-for-sale securities. Available-for-sale securities are reported at fair value with unrealized gains and losses, net of related deferred income taxes, reported in other comprehensive income. Interest and dividends on securities, including amortization of premium and accretion of discounts, are reported in interest income using the interest method. Realized securities gains or losses are reported in the Consolidated Statements of Income. Gains and losses on securities are determined on an identified certificate basis.

    Loans Held-for-Sale. In its lending activities, the Company originates residential mortgage loans intended for sale in the secondary market. Loans held-for-sale are carried at the lower of cost or fair value, which is determined on an aggregate basis. Gains or losses on the sale of loans held-for-sale are determined on a specific identification method.

    Loans. Interest income on loans is generally accrued on a simple interest basis. Loan fees and direct costs of loan originations are deferred and amortized over the estimated life of the loans under methods approximating the interest method.

    When, in management's opinion, the collection of interest on a loan will not be collected in the normal course of business, or when either principal or interest is past due over 90 days, that loan is generally placed on a non-accrual status. When a loan is placed on non-accrual status, accrued interest for the current year is reversed and charged against current earnings, and accrued interest from prior years is charged against the reserve for possible loan losses. Interest payments received on non-accrual loans are applied to principal if there is doubt as to the collectibility of such principal; otherwise, these receipts are recorded as interest income. A loan remains on non-accrual status until the loan is current as to payment of both principal and interest, and/or the borrower demonstrates the ability to pay and remain current.

    All non-accrual and renegotiated commercial-related loans are considered impaired. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest

                            ALLEGIANT BANCORP, INC.

rate, or at the loan's observable market price, or the fair value of the collateral, if the loan is collateral dependent.

    Allowance for loan losses. The allowance for loan losses is increased by the provision charged to expense and decreased by charge-offs, net of recoveries. Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrowers' ability to repay, the estimated value of any underlying collateral and current economic conditions.

    Premises and Equipment. Premises and equipment are stated at cost less accumulated depreciation. The provision for depreciation is computed using the straight-line method over the estimated useful lives of the individual assets for book purposes and accelerated methods for tax purposes. Ordinary maintenance and repairs are charged to expense as incurred.

    Real Estate Owned. Real estate acquired in foreclosure or other settlement of loans is initially recorded at the lower of fair market value of the assets received (less estimated selling costs) or the recorded investment in the loan at the date of transfer. Any adjustment to fair market value at the date of transfer is charged against the allowance for loan losses. Subsequent write-downs are charged to operating expense including charges relating to operating, holding or disposing of the property. Real estate owned was approximately $0 and $330,000 at December 31, 1998 and 1997, respectively.

    Intangible Assets. Intangible assets consist primarily of goodwill and mortgage servicing assets. Goodwill, the excess of cost over the net assets acquired in business combinations accounted for as purchases, is amortized using the straight-line method over the estimated period to be benefited, but not exceeding 15 years. Management reviews goodwill for possible impairment if there is a significant event that detrimentally affects operations. Impairment is measured using estimates of the discounted future earnings potential of the entity or assets acquired.

    Mortgage servicing assets represent recorded value associated with the contractual right to service loans in return for a fee. These assets may be purchased and recorded at fair value or result from the sale of loans, where servicing is retained and recorded at an allocated carrying amount based on the relative fair value of the assets sold. This intangible is amortized using the level-yield method over the estimated lives of the related loans. The carrying value of mortgage servicing assets is subject to periodic adjustment based upon changing market conditions. At December 31, 1998 the Company had no capitalized mortgage servicing assets compared to $182,000 at December 31, 1997.

    Income Taxes. Income taxes are accounted for under the liability method in which deferred income taxes are recognized as a result of temporary differences between the financial reporting basis and the tax basis of the assets and liabilities of the Company.

    Cash Equivalents. For purposes of the Consolidated Statements of Cash Flows, the Company considers cash and due from banks, federal funds sold and other overnight investments to be cash equivalents.

    New Accounting Pronouncements. Effective January 1, 1998, the Company adopted the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (Statement 130). Statement 130 requires the reporting of comprehensive income and its components in the 1998 financial statements. Comprehensive income is defined as the change in equity from transactions and other events and circumstances from non-owner sources, and excludes investments by and distributions to owners. Comprehensive income also includes net income and other items of comprehensive income meeting the above criteria. The Company's most significant component of other comprehensive income is the unrealized holding gains and losses on available-for-sale securities.

    Effective January 1, 1998, the Company adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related

                            ALLEGIANT BANCORP, INC.

Information (Statement 131). Statement 131 superseded FASB Statement No. 14, Financial Reporting for Segments of a Business Enterprise. Statement 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. Statement 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. Based on an analysis of Statement 131, the Company has one operating segment; therefore, no additional disclosures of segment information are presented. The adoption of Statement 131 did not affect results of operations or financial position.

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (Statement 133). The Company expects to adopt the new statement effective January 1, 2000. Statement 133 will require the Company to recognize all derivatives on the balance sheet at fair value. The Company does not anticipate that the adoption of Statement 133 will have a significant effect on its results of operations or financial position.

    Unaudited Interim Financial Information. The interim financial information as of March 31, 1999 and for the three-month periods ended March 31, 1999 and 1998 is unaudited. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The interim results are not necessarily indicative of results for any future period.

NOTE 2. ACQUISITIONS AND DIVESTITURES:

    In August 1997, the Company acquired all the outstanding capital stock of Reliance Financial, Inc. in exchange for 599,126 shares of the Company's Common Stock. In September 1997, the Company purchased two bank branch offices from Roosevelt Bank. As part of the agreement, the Company assumed deposits of $96.076 million in exchange for loans of $3.017 million, premises and equipment of $537 thousand and cash of $84.035 million. Total goodwill and core deposit intangible assets recorded by the Company in connection with this acquisition was $8.833 million. Both acquisitions were recorded using the purchase method of accounting. Results of operations of companies and branches acquired in purchase business combinations are included from the date of acquisition.

    In December 1998, the Company sold three out-of-market branches to another financial institution. The book value of assets disposed of totaled $17.492 million, the book value of liabilities transferred totaled $39.992 million and the net cash paid for the divestiture was $22.662 million. A $2.370 million gain was recognized from the sale.

                            ALLEGIANT BANCORP, INC.

NOTE 3. INVESTMENT SECURITIES:

    Debt and equity securities have been classified in the Consolidated Balance Sheets according to management's intent. The carrying amount of securities and their approximate fair values at December 31 were as follows:

                                       SECURITIES AVAILABLE-FOR-SALE                        SECURITIES HELD-TO-MATURITY
                                             DECEMBER 31, 1998                                   DECEMBER 31, 1998
                              ------------------------------------------------    ------------------------------------------------
                                             GROSS         GROSS                                 GROSS         GROSS
                              AMORTIZED    UNREALIZED    UNREALIZED     FAIR      AMORTIZED    UNREALIZED    UNREALIZED     FAIR
                                COST         GAINS         LOSSES       VALUE       COST         GAINS         LOSSES       VALUE
                              ---------    ----------    ----------    -------    ---------    ----------    ----------    -------
                                                                         (IN THOUSANDS)
U.S. government and agency
  securities..............     $29,269        $217         $ (51)      $29,436     $ 7,585        $ 30          $(21)      $ 7,595
State and municipal
  securities..............         598           9            --           606         858          28            --           886
Mortgage-backed
  securities..............       8,360          38           (65)        8,333       3,597          55            --         3,651
Federal Home Loan Bank
  stock...................       3,574          --            --         3,574          --          --            --            --
Other securities..........         791          --            --           791          --          --            --            --
                               -------        ----         -----       -------     -------        ----          ----       -------
Total.....................     $42,592        $264         $(116)      $42,740     $12,040        $113          $(21)      $12,132
                               =======        ====         =====       =======     =======        ====          ====       =======

                                       SECURITIES AVAILABLE-FOR-SALE                        SECURITIES HELD-TO-MATURITY
                                             DECEMBER 31, 1997                                   DECEMBER 31, 1997
                              ------------------------------------------------    ------------------------------------------------
                                             GROSS         GROSS                                 GROSS         GROSS
                              AMORTIZED    UNREALIZED    UNREALIZED     FAIR      AMORTIZED    UNREALIZED    UNREALIZED     FAIR
                                COST         GAINS         LOSSES       VALUE       COST         GAINS         LOSSES       VALUE
                              ---------    ----------    ----------    -------    ---------    ----------    ----------    -------
                                                                         (IN THOUSANDS)
U.S. government and agency
  securities..............     $26,545        $106          $ (9)      $26,642     $21,712        $ 50         $(131)      $21,631
State and municipal
  securities..............         597          --            --           597         966          24            --           990
Mortgage-backed
  securities..............       9,243          33            (1)        9,275       9,273         253            (1)        9,525
Federal Home Loan Bank
  stock...................       7,033          --            --         7,033          --          --            --            --
Other securities..........       1,371          --            --         1,371          --          --            --            --
                               -------        ----          ----       -------     -------        ----         -----       -------
Total.....................     $44,789        $139          $(10)      $41,918     $31,951        $327         $(132)      $32,146
                               =======        ====          ====       =======     =======        ====         =====       =======

    Gross realized gains and losses on the sale of securities available-for-sale were $71 thousand and $3 thousand, respectively, in 1998 and $15 thousand and $13 thousand, respectively, in 1997.

    Held-to-maturity and available-for-sale securities with a carrying value of $33.579 million and $47.373 million at December 31, 1998 and 1997, respectively, were pledged to secure public deposits and short-term borrowings.

                            ALLEGIANT BANCORP, INC.

    The contractual maturities of securities held-to-maturity and securities (other than Federal Home Loan Bank stock and other securities) available-for-sale at December 31, 1998 were as follows:

                                                                          DECEMBER 31, 1998
                                                        -----------------------------------------------------
                                                              SECURITIES                    SECURITIES
                                                          AVAILABLE-FOR-SALE             HELD-TO-MATURITY
                                                        -----------------------       -----------------------
                                                        AMORTIZED        FAIR         AMORTIZED        FAIR
                                                          COST           VALUE          COST           VALUE
                                                        ---------       -------       ---------       -------
                                                                           (IN THOUSANDS)
Due in one year or less..........................        $ 5,503        $ 5,538        $ 1,818        $ 1,829
Due from one year to five years..................         21,561         21,646          6,294          6,302
Due from five years to ten years.................          3,396          3,446            305            323
Due after ten years..............................            198            203             26             27
                                                         -------        -------        -------        -------
    Subtotal.....................................         30,658         30,883          8,443          8,481
Mortgage-backed securities.......................          8,360          8,333          3,597          3,651
                                                         -------        -------        -------        -------
    Total........................................        $39,018        $39,166        $12,040        $12,132
                                                         =======        =======        =======        =======

NOTE 4. LOANS:

    The components of loans in the Consolidated Balance Sheets were as follows:

                                                                         DECEMBER 31,
                                                                   -----------------------
                                                                     1998           1997
                                                                   --------       --------
                                                                       (IN THOUSANDS)
          Commercial........................................       $126,239       $109,937
          Real estate mortgage..............................        312,836        331,416
          Real estate construction..........................         36,590         27,181
          Consumer and other................................         20,908         16,821
          Net deferred loan fees, premiums and discounts....           (904)          (493)
                                                                   --------       --------
          Total loans.......................................        495,669        484,862
          Allowance for loan losses.........................         (6,442)        (5,193)
                                                                   --------       --------
          Net loans.........................................       $489,227       $479,669
                                                                   ========       ========

    An analysis of the change in the allowance for loan losses follows:

                                                                       DECEMBER 31,
                                                                   -------------------
                                                                    1998         1997
                                                                   ------       ------
                                                                     (IN THOUSANDS)
          Balance, beginning of year........................       $5,193       $3,100
          Acquired subsidiary balance.......................           --          403
          Loans charged off.................................       (1,226)        (759)
          Recoveries........................................           55           52
                                                                   ------       ------
          Net loans charged off.............................       (1,171)        (707)
          Provision for loan losses.........................        2,420        2,397
                                                                   ------       ------
          Balance, end of year..............................       $6,442       $5,193
                                                                   ======       ======

                            ALLEGIANT BANCORP, INC.

    The recorded investment in loans that were considered to be impaired under Statement of Financial Accounting Standards No. 114, as amended by Statement of Financial Accounting Standards No. 118, was $1.495 million in 1998 and $559 thousand in 1997 (these impaired loans were all classified as non-accrual loans). The related allowance for these impaired loans was $269 thousand in 1998 and $86 thousand in 1997. Interest income that would have been recognized for non-accrual loans was $72 thousand in 1998 and $57 thousand in 1997. Cash basis income on non-accrual loans was not significant for 1998 or 1997.

    The Company and the Bank have entered into transactions with their directors, significant shareholders and affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. The aggregate amount of loans to such related parties at December 31, 1998 and 1997 was $35.930 million and $16.432 million, respectively. During 1998, $26.049 million of new loans and $6.551 million of repayments were made on related party loans. Prior year numbers have been reclassified for those directors and executive officers that no longer hold such positions. As of December 31, 1998 $166 thousand of a related party loan was past due 90 days or more. This loan has subsequently been brought current. No related party loans were past due more than 90 days as of December 31, 1997.

NOTE 5. PREMISES AND EQUIPMENT:

    Components of premises and equipment as of December 31, 1998 and 1997 were as follows:

                                                                        DECEMBER 31,
                                                                   ---------------------
                                                                    1998          1997
                                                                   -------       -------
                                                                      (IN THOUSANDS)
          Land..............................................       $ 2,546       $ 2,618
          Bank premises.....................................         5,657         5,019
          Furniture, equipment and automobiles..............         6,537         5,630
                                                                   -------       -------
          Total cost........................................        14,740        13,267
          Less accumulated depreciation.....................        (3,730)       (2,466)
                                                                   -------       -------
          Net book value....................................       $11,010       $10,801
                                                                   =======       =======

    The bank leases various banking facilities and one piece of equipment under agreements, which expire at various dates through September 2012. These agreements have options to renew. Future minimum lease payments required under operating leases which have initial or remaining non-cancelable terms in excess of one year as of December 31, 1998 were approximately as follows:

          YEARS ENDED                                MINIMUM
          DECEMBER 31,                                RENTAL
          ------------                               -------
                                                  (IN THOUSANDS)
          1999................................        $  201
          2000................................           217
          2001................................           234
          2002................................           224
          2003................................           192
          2004 and later......................         1,399
                                                      ------
              Total...........................        $2,467
                                                      ======

                            ALLEGIANT BANCORP, INC.

    Rental expense for all operating leases was $327 thousand in 1998 and $210 thousand in 1997.

NOTE 6. DEPOSITS:

    Deposits consisted of the following:

                                                                         DECEMBER 31,
                                                                   -----------------------
                                                                     1998           1997
                                                                   --------       --------
                                                                       (IN THOUSANDS)
          Non-interest bearing..............................       $ 55,417       $ 50,060
          Interest bearing demand...........................         19,075         18,448
          Money market accounts.............................        123,827         97,408
          Savings...........................................         14,917         16,157
          Time and IRA certificates under $100,000..........        206,357        250,357
                                                                   --------       --------
            Total core deposits.............................        419,593        432,430
          Time certificates $100,000 and over...............         31,173         52,211
                                                                   --------       --------
            Total deposits..................................       $450,766       $484,641
                                                                   ========       ========

    The scheduled maturities of the Company's consumer time certificates under $100,000 and time certificates $100,000 and over as of December 31, 1998 are as follows:

                                                 SCHEDULED
                                                  MATURITY
      PERIOD                                       AMOUNT
      ------                                     ---------
                                               (IN THOUSANDS)
      1999...............................         $165,023
      2000...............................           41,452
      2001...............................           18,513
      2002...............................            6,126
      2003...............................            5,402
      2004 and later.....................            1,014
                                                  --------
          Total..........................         $237,530
                                                  ========

NOTE 7. INCOME TAXES:

    The Company's results include income tax expense (benefit) as follows:

                                                                       YEARS ENDED DECEMBER 31,
                                                                   --------------------------------
                                                                    1998         1997         1996
                                                                   ------       ------       ------
                                                                            (IN THOUSANDS)
          Current...........................................       $3,522       $2,401       $1,457
          Deferred..........................................         (496)        (685)        (282)
                                                                   ------       ------       ------
          Total.............................................       $3,026       $1,716       $1,175
                                                                   ======       ======       ======

                            ALLEGIANT BANCORP, INC.

    The tax effects of temporary differences that gave rise to the deferred tax assets and liabilities are presented below:

                                                                       DECEMBER 31,
                                                                   -------------------
                                                                    1998         1997
                                                                   ------       ------
                                                                     (IN THOUSANDS)
        DEFERRED TAX ASSETS:
            Reserve for possible loan losses................       $2,217       $1,536
            Deferred loan fees..............................           --          194
            Deferred compensation...........................           --           74
            Accrued expenses................................           --           63
            Mark-to-market securities adjustments...........           --           44
            Other...........................................          116           72
                                                                   ------       ------
        Total deferred tax assets...........................        2,333        1,983
                                                                   ------       ------

        DEFERRED TAX LIABILITIES:
            Depreciation....................................         (119)        (461)
            Investments in debt and equity securities--SFAS
              No. 115.......................................          (50)          --
            Discount accretion..............................          (83)          --
            Other...........................................          (10)         (29)
                                                                   ------       ------
        Total deferred tax liabilities......................         (262)        (490)
                                                                   ------       ------
        Net deferred tax assets.............................       $2,071       $1,493
                                                                   ======       ======

    A valuation allowance would be provided on deferred tax assets when it is more likely than not that some portion of the assets will not be realized. The Company has not established a valuation allowance as of December 31, 1998 or 1997, due to management's belief that all criteria for recognition have been met, including the existence of a history of taxes paid sufficient to support the realization of the deferred tax assets.

    Income tax expense as reported differs from the amounts computed by applying the statutory federal income tax rate to pre-tax income as follows:

                                                                       YEARS ENDED DECEMBER 31,
                                                                   --------------------------------
                                                                    1998         1997         1996
                                                                   ------       ------       ------
                                                                            (IN THOUSANDS)
          Computed expected tax expense.....................       $2,646       $1,405       $1,014
          Tax-exempt income.................................         (157)         (38)         (19)
          State and local income taxes, net of federal tax
            benefits........................................          314          258          143
          Goodwill amortization.............................          318           24           23
          Other, net........................................          (95)          67           14
                                                                   ------       ------       ------
          Total tax expense.................................       $3,026       $1,716       $1,175
                                                                   ======       ======       ======

                            ALLEGIANT BANCORP, INC.

NOTE 8. SHORT-TERM BORROWINGS:

    Short-term borrowings were as follows:

                                                                        DECEMBER 31,
                                                                   ---------------------
                                                                    1998          1997
                                                                   -------       -------
                                                                      (IN THOUSANDS)
          Securities sold under agreements to repurchase....       $14,042       $ 8,252
          Federal funds purchased...........................            --         6,500
          Federal Home Loan Bank advances...................        39,500        37,850
          Other short-term borrowings.......................            --           977
                                                                   -------       -------
          Total short-term borrowings.......................       $53,542       $53,579
                                                                   =======       =======

    As collateral for the Federal Home Loan Bank advances, the Bank has entered into a blanket agreement that pledges first mortgage loans with principal balances aggregating 130% of the outstanding advances.

NOTE 9. LONG-TERM DEBT:

    Long-term debt consisted of the following at year-end:

                                                                        DECEMBER 31,
                                                                   ---------------------
                                                                    1998          1997
                                                                   -------       -------
                                                                      (IN THOUSANDS)
Notes payable to a financial institution, interest payable
  quarterly (7% on December 31, 1998), balance outstanding
  payable on November 12, 2001, secured by Bank stock.......       $13,650       $    --
Note payable to a financial institution, interest payable
  quarterly at prime less one half of one percent (7.25% on
  December 31, 1998), balance outstanding payable on
  December 31, 1999, secured by Bank stock..................            --        10,400
Notes payable to FHLB, interest payable monthly at rates
  varying from 5.05% to 6.27%, principal balance due at
  maturity ranging from April 3, 2000 to January 16, 2008
  secured by stock in FHLB and certain loans................        26,625         9,625
Subordinated debentures with certain shareholders, interest
  payable quarterly at prime plus 3% (with a minimum floor
  of 10%), called in 1998...................................            --         3,250
                                                                   -------       -------
Total long-term debt........................................       $40,275       $23,275
                                                                   =======       =======

    Under the terms of the current notes payable to a financial institution, the Company and/or its subsidiaries are required to maintain certain financial ratios and are limited with respect to cash dividends, capital expenditures and the incurrence of additional indebtedness without prior approval. Principal payments are required as follows: $500 thousand payable on October 1, 1999; $500 thousand payable on October 1, 2000; $1.000 million payable on October
1, 2001; and the balance outstanding payable on November 12, 2001.

    Common stock warrants of 121,049 exercisable at $6.61 per share, which were issued in connection with the subordinated debentures, remained outstanding at December 31, 1998. These warrants expire on May 31, 1999.

                            ALLEGIANT BANCORP, INC.

    A summary of annual principal reductions of long-term debt as of December 31, 1998 is as follows:

                                                  ANNUAL
                                                PRINCIPAL
      YEAR                                      REDUCTIONS
      ----                                      ----------
                                              (IN THOUSANDS)
      1999................................       $   500
      2000................................         5,000
      2001................................        12,650
      2002................................           625
      2003................................         1,500
      2004 and later......................        20,000
                                                 -------
          Total...........................       $40,275
                                                 =======

NOTE 10. COMMON STOCK AND EARNINGS PER SHARE:

    On July 1, 1998, the Company's Board of Directors declared a six-for-five stock split (in the form of a stock dividend) of the Company's Common Stock to shareholders of record on January 8, 1999, payable January 29, 1999. Common stock was credited and capital surplus was charged for the aggregate par value of shares that were issued. The stated par value of each share was not changed from $.01.

    On September 19, 1997, the Company's Board of Directors declared a five-for-four stock split (in the form of a stock dividend) of the Company's Common Stock to shareholders of record on January 7, 1998, payable on January 21, 1998. Common Stock was credited and capital surplus was charged for the aggregate par value of the shares that were issued. The stated par value of each share was not changed from $.01.

    On September 19, 1996, the Company's Board of Directors declared a 10% stock dividend to shareholders of record on January 2, 1997, payable on January 15, 1997. The transaction was valued based on the closing market price of the Company's Common Stock at the date of declaration.

    All per share data in this report have been restated to reflect the aforementioned stock splits and stock dividend.

    Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share gives effect to all dilutive potential common shares that were outstanding during the year. The components of basic and diluted earnings per share as prescribed by SFAS No. 128 are as follows:

                                                                        YEARS ENDED DECEMBER 31,
                                                              --------------------------------------------
                                                                 1998             1997             1996
                                                              ----------       ----------       ----------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income.............................................       $    4,534       $    2,415       $    1,808
                                                              ==========       ==========       ==========
Denominator:
    Weighted average shares outstanding................        6,250,910        4,481,724        3,298,013
    Effect of dilutive securities:
        Stock options and warrants.....................          383,946          403,579          410,808
                                                              ----------       ----------       ----------
Dilutive potential common shares.......................          383,946          403,579          410,808
                                                              ----------       ----------       ----------
Denominator for diluted earnings per share-adjusted
  weighted average shares..............................        6,634,856        4,885,303        3,708,821
                                                              ==========       ==========       ==========
Basic earnings per share...............................       $     0.72       $     0.54       $     0.55
Diluted earnings per share.............................             0.68             0.49             0.48

PAGE>

                            ALLEGIANT BANCORP, INC.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 11. EMPLOYEE BENEFITS:

    Pension Plan. The Company has a defined contribution pension plan in effect for substantially all full-time employees. Salaries and employee benefits expense includes $39 thousand in 1997 and $30 thousand in 1996 for such plans. Contributions under the defined contribution plan are made at the discretion of Company management.

    Phantom Stock Plan. In December 1994, the Company's Board of Directors approved a Phantom Stock Plan for the President, under which the Company agreed to pay a cash award to the President of the Company based on the increase in book value on shares of the Company's Common Stock, from December 31, 1994 until the earlier of December 31, 1998 or the year immediately preceding the year the President's employment terminates. The annual provision under this plan for the years ended December 31, 1998, 1997, and 1996 was approximately $47 thousand, $225 thousand and $55 thousand, respectively. Deferred compensation included in accrued expenses and other liabilities totaled $365 thousand, $318 thousand and $93 thousand at December 31, 1998, 1997 and 1996, respectively.

NOTE 12. STOCK OPTION PLANS AND DIRECTORS STOCK PURCHASE PLAN:

    The Company has reserved 1,454,000 shares of its Common Stock for issuance under various stock option plans offered to directors and certain key employees of the Company and its subsidiaries. Options are granted, by action of the Board of Directors, to acquire stock at 110% of fair market value at the date of the grant, for a term of up to ten years.

    At December 31, 1998, 525 thousand shares remained available for option grants under these programs. The following tables summarize option activity over the last three years and current options outstanding:

                                                                  YEARS ENDED DECEMBER 31,
                                  -----------------------------------------------------------------------------------------
                                             1998                            1997                           1996
                                  --------------------------      --------------------------      -------------------------
                                                 WEIGHTED-                       WEIGHTED-                      WEIGHTED-
                                                  AVERAGE                         AVERAGE                        AVERAGE
                                   SHARES       OPTION PRICE       SHARES       OPTION PRICE      SHARES       OPTION PRICE
                                  --------      ------------      --------      ------------      -------      ------------
Outstanding, beginning of
  year......................       768,230         $ 6.42          691,987         $ 5.11         509,938         $3.82
Granted.....................       146,386          14.84          284,273           9.20         190,245          8.54
Exercised...................      (378,767)          4.51         (204,580)          5.79          (7,865)         3.82
Canceled....................       (18,009)         11.28           (3,450)         10.00            (331)         8.00
                                  --------         ------         --------         ------         -------         -----
Outstanding, end of year....       517,840          10.02          768,230           6.42         691,987          5.11
                                  ========                        ========                        =======
Weighted-average fair value
  of options granted during
  the year..................      $   3.59                        $   2.74                        $  2.28
                                  ========                        ========                        =======

                            OPTIONS OUTSTANDING                                     OPTIONS EXERCISABLE
---------------------------------------------------------------------------   -------------------------------
                                                WEIGHTED
                            NUMBER               AVERAGE           WEIGHTED       NUMBER             WEIGHTED
                        OUTSTANDING AT          REMAINING          AVERAGE    EXERCISABLE AT         AVERAGE
   RANGE OF              DECEMBER 31,          CONTRACTUAL         EXERCISE    DECEMBER 31,          EXERCISE
EXERCISE PRICE               1998                 LIFE              PRICE          1998               PRICE
---------------------------------------------------------------------------   -------------------------------
$ 2.76 - $ 3.97             46,790              0.7 years           $ 3.68        43,462              $ 3.65
  4.13 -   7.92            101,488              2.0 years             6.78        97,858                6.88
  8.78 -  10.45            213,174              3.0 years             9.68       141,684                9.43
 11.58 -  18.57            156,388              4.2 years            14.49        64,432               15.33
                           -------                                               -------
  2.76 -  18.57            517,840              2.9 years            10.02       347,436                9.08
                           =======                                               =======

                            ALLEGIANT BANCORP, INC.

    The Company has a directors stock purchase plan whereby outside directors of the Company and its subsidiaries may elect to use their directors' fees to purchase Common Stock at market value. Twelve thousand shares were purchased at an average price of $11.50 in 1998, thirteen thousand shares were purchased at an average price of $10.74 in 1997 and 25 thousand shares were purchased at an average price of $7.27 in 1996.

    The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans. Had compensation cost for the Company's stock-based compensation plans been determined based upon the fair value of the grant date for the awards under these plans consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                                    YEARS ENDED DECEMBER 31,
                                                                             ---------------------------------------
                                                                              1998            1997            1996
                                                                             -------         -------         -------
                                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income                   As reported............................         $4,534          $2,415          $1,808
                             Pro forma..............................          4,208           1,988           1,534
Basic earnings per share     As reported............................           0.72            0.54            0.55
                             Pro forma..............................           0.67            0.44            0.47
Diluted earnings per share   As reported............................           0.68            0.49            0.48
                             Pro forma..............................           0.63            0.41            0.42

     The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option-pricing model using the following weighted-average assumptions:

                                                                        YEARS ENDED DECEMBER 31,
                                                                 --------------------------------------
                                                                   1998           1997           1996
                                                                 --------       --------       --------
          Dividend yield..................................          1.80%          0.90%          0.93%
          Volatility......................................         30.80          16.38          34.23
          Risk-free interest rate.........................          5.02           6.44           6.41
          Expected life...................................       5 years        5 years        5 years

NOTE 13. CONCENTRATIONS OF CREDIT:

    Substantially all of the Bank's loans, commitments and commercial and standby letters of credit have been granted to customers that are depositors of the Bank and in the Bank's market area. Investments in state and municipal securities also involve governmental entities within the Bank's market area. The concentrations of credit by type of loan are set forth in Note 4. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and standby letters of credit were granted primarily to commercial borrowers.

NOTE 14. FINANCIAL INSTRUMENTS:

    The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. These instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the Consolidated Balance

                            ALLEGIANT BANCORP, INC.

Sheets. The contract or notional amounts of these instruments reflect the extent of the Bank's involvement in particular classes of financial instruments.

    The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit, standby letters of credit and financial guarantees written is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

    A summary of the notional amounts of the Bank's financial instruments with off-balance sheet risk at December 31, 1998, 1997 and 1996 follows:

                                                                              DECEMBER 31,
                                                                   -----------------------------------
                                                                    1998          1997          1996
                                                                   -------       -------       -------
                                                                             (IN THOUSANDS)
          Commitments to extend credit......................       $82,530       $84,604       $73,522
          Standby letters of credit.........................         6,496         3,868         1,310

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparts. Collateral held varies but may include accounts receivable, inventory, property, plant, equipment and real estate.

    Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support contractual obligations of Bank customers. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

    The carrying amount and estimated fair values of the Company's financial instruments were as follows:

                                                         DECEMBER 31, 1998             DECEMBER 31, 1997
                                                      -----------------------       -----------------------
                                                      CARRYING         FAIR         CARRYING         FAIR
                                                       AMOUNT         VALUE          AMOUNT         VALUE
                                                      --------       --------       --------       --------
                                                                         (IN THOUSANDS)
FINANCIAL ASSETS:
    Cash and due from banks, federal funds sold
      and other overnight investments..........       $ 17,123       $ 17,123       $ 16,472       $ 16,472
    Securities available-for-sale..............         42,740         42,740         44,918         44,918
    Securities held-to-maturity................         12,040         12,132         31,951         32,146
    Loans, net of allowance....................        492,787        490,596        479,669        479,502

FINANCIAL LIABILITIES:
    Deposits...................................       $450,766       $452,788       $484,641       $484,728
    Short-term borrowings......................         53,542         53,566         53,579         53,663
    Long-term debt.............................         40,275         40,219         23,275         23,817

                            ALLEGIANT BANCORP, INC.

    The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

    Cash and Short-Term Instruments: The carrying amounts of cash and due from banks and federal funds sold approximate their fair value.

    Securities: Fair values for held-to-maturity and available-for-sale securities are based on quoted market prices or dealer quotes, where available. If quoted market prices are not available for a specific security, fair values are based on quoted market prices of comparable instruments.

    Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for fixed-rate loans are estimated using discounted cash flow analyses and applying interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The fair values for non-performing loans are estimated using assumptions regarding current assessments of collectibility and historical loss experience.

    Deposits: The fair values disclosed for deposits generally payable on demand, such as non-interest bearing checking accounts, savings accounts, NOW accounts and market rate deposit accounts, are by definition, equal to the amount payable on demand at the reporting date. The carrying amounts for variable-rate, fixed-term market rate deposit accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates of similar remaining maturities to a schedule of aggregated monthly maturities on time deposits.

    Short-Term Borrowings: The carrying amounts of federal funds purchased, borrowings under repurchase agreements and other short-term borrowings approximate their fair values at the reporting date.

    Long-Term Debt: The fair value of the Company's long-term debt is based on quoted market prices for similar issues or estimates using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of debt instruments.

    Off-Balance Sheet Financial Instruments: The fair value of commitments to extend credit and standby letters of credit are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the likelihood of the counterparties drawing on such financial instruments and the present creditworthiness of such counterparties. The Company believes such commitments have been made on terms which are competitive in the markets in which it operates; however, no premium or discount is offered thereon and accordingly, the Company has not assigned a value to such instruments for the purposes of this disclosure.

    Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

    Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in many of the estimates.

                            ALLEGIANT BANCORP, INC.

NOTE 15. REGULATORY MATTERS:

    The Company and the Bank are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classifications also are subject to qualitative judgments by the regulators about components, risk weightings and other factors.

    Quantitative measures established by regulators to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes that, as of December 31, 1998 the Company and the Bank met all capital adequacy requirements to which they are subject.

    As of June 30, 1998 the date of the most recent notification from the regulatory agencies, the Bank was categorized as well capitalized under the regulatory framework.

    The actual and required capital amounts and ratios as of December 31, 1998 and 1997 for the Company and the Bank are listed in the following table:

                                                                                                       TO BE WELL
                                                                                                    CAPITALIZED UNDER
                                                                             FOR CAPITAL            PROMPT CORRECTIVE
                                                     ACTUAL               ADEQUACY PURPOSES         ACTION PROVISIONS
                                               -------------------       -------------------       -------------------
                                               AMOUNT        RATIO       AMOUNT        RATIO       AMOUNT        RATIO
                                               -------       -----       -------       -----       -------       -----
                                                                       (DOLLARS IN THOUSANDS)
AS OF DECEMBER 31, 1998:
Total Capital (to Risk-Weighted Assets)
    Allegiant Bancorp, Inc..............      $41,272         8.68%     $38,059        8.00%      $   N/A          N/A%
    Allegiant Bank......................       51,931        10.93       37,999        8.00        47,499        10.00
Tier 1 Capital (to Risk-Weighted Assets)
    Allegiant Bancorp, Inc..............       35,319         7.42       19,030        4.00           N/A          N/A
    Allegiant Bank......................       45,991         9.68       18,999        4.00        28,499         6.00
Tier 1 Capital (to Average Assets)
    Allegiant Bancorp, Inc..............       35,319         5.83       24,221        4.00           N/A          N/A
    Allegiant Bank......................       45,991         7.61       24,185        4.00        30,232         5.00

AS OF DECEMBER 31, 1997:
Total Capital (to Risk-Weighted Assets)
    Allegiant Bancorp, Inc..............       36,250         8.14       35,646        8.00           N/A          N/A
    Allegiant Bank......................       39,820         9.35       34,081        8.00        42,601        10.00
Tier 1 Capital (to Risk-Weighted Assets)
    Allegiant Bancorp, Inc..............       28,457         6.39       17,823        4.00           N/A          N/A
    Allegiant Bank......................       35,237         8.27       17,040        4.00        25,560         6.00
Tier 1 Capital (to Average Assets)
    Allegiant Bancorp, Inc..............       28,457         6.15       18,521        4.00           N/A          N/A
    Allegiant Bank......................       35,237         7.76       18,156        4.00        22,695         5.00

                            ALLEGIANT BANCORP, INC.

NOTE 16. RESTRICTIONS ON CASH AND DUE FROM BANKS:

    At December 31, 1998, $1.926 million in cash and due from bank balances were maintained in accordance with the guidelines set forth by the Federal Reserve Board to maintain certain average reserve balances.

NOTE 17. OTHER INCOME AND EXPENSES:

    A summary of the components of other income and other expenses exceeding one percent of revenues in each of the years presented is as follows:

                                                                      YEARS ENDED DECEMBER 31,
                                                                   ------------------------------
                                                                    1998         1997        1996
                                                                   ------       ------       ----
                                                                           (IN THOUSANDS)
          Gain on sale of branches..........................       $2,370       $   --       $ --
          Mortgage banking revenue..........................        2,299        1,300        312
          Leasing revenue...................................        1,527          433         --
          Gain on sale of mortgage loans....................        1,112           27         99
          Furniture and equipment...........................        1,752          943        689
          Occupancy.........................................        1,523          738        448
          Depreciation of operating leases..................        1,340          394         --
          Goodwill amortization.............................          910          358         67
          Operating losses..................................          722          938        144
          Supplies..........................................          489          428        202

NOTE 18. PARENT COMPANY CONDENSED FINANCIAL INFORMATION:

    Following are the condensed financial statements of the Company (parent company only) for the periods indicated:

BALANCE SHEETS

                                                                        DECEMBER 31,
                                                                   ---------------------
                                                                    1998          1997
                                                                   -------       -------
                                                                      (IN THOUSANDS)
        ASSETS:
        Cash................................................       $ 1,044       $ 1,555
        Investment in subsidiaries..........................        60,046        53,301
        Other assets........................................         1,707         3,034
                                                                   -------       -------
            Total assets....................................        62,797        57,890

        LIABILITIES:
        Long-term debt......................................        13,650        13,650
        Other liabilities...................................         1,042         2,169
                                                                   -------       -------
            Total liabilities...............................        14,692        15,819

        SHAREHOLDERS' EQUITY:...............................        48,105        42,071
                                                                   -------       -------
            Total Liabilities and Shareholders' Equity......       $62,797       $57,890
                                                                   =======       =======

                            ALLEGIANT BANCORP, INC.

STATEMENTS OF INCOME

                                                                       YEARS ENDED DECEMBER 31,
                                                                   ---------------------------------
                                                                    1998          1997         1996
                                                                   -------       ------       ------
                                                                            (IN THOUSANDS)
        INCOME:
        Dividends from subsidiaries.........................       $ 1,000       $1,475       $1,600
            Total Income....................................         1,000        1,475        1,600

        EXPENSE:
        Interest on long-term debt..........................         1,183          812          828
        Personnel expense...................................         1,674          350           42
        Other operating expenses............................           799          248          204
                                                                   -------       ------       ------
            Total Expense...................................         3,656        1,410        1,074

        Income before income tax benefit and equity in
          undistributed income of subsidiaries..............        (2,656)          65          526
        Income tax benefit..................................         1,448          490          430
        Income before equity in undistributed income of
          subsidiaries......................................        (1,208)         555          956
        Equity in undistributed income of subsidiaries......         5,742        1,860          852
                                                                   -------       ------       ------
            Net Income......................................       $ 4,534       $2,415       $1,808
                                                                   =======       ======       ======

STATEMENTS OF CASH FLOWS

                                                                        YEARS ENDED DECEMBER 31,
                                                                   -----------------------------------
                                                                    1998          1997          1996
                                                                   -------       -------       -------
                                                                             (IN THOUSANDS)

        OPERATING ACTIVITIES:
        Net income..........................................       $ 4,534       $ 2,415       $ 1,808
        Adjustment to reconcile net income to net cash
          provided by operating activities
            Net income of subsidiaries......................        (6,742)       (3,335)       (2,452)
            Dividend from subsidiaries......................         1,000         1,475         1,600
            Other, net......................................           211          (558)          237
                                                                   -------       -------       -------
            Net cash provided by operating activities.......          (997)           (3)        1,193

        INVESTING ACTIVITIES:
        Contributions of capital to subsidiaries............        (1,000)      (13,979)           --
        Other, net..........................................           (15)           --            --
                                                                   -------       -------       -------
            Net cash used by investing activities...........        (1,015)      (13,979)           --

        FINANCING ACTIVITIES:
        Cash dividends paid.................................          (917)         (331)         (187)
        Net issuance of common stock........................         2,418        12,753            61
        Issuance of long-term debt..........................        13,650         3,000            --
        Principal payments on long-term debt................       (13,650)           --          (956)
                                                                   -------       -------       -------
            Net cash provided (used) by financing
              activities....................................         1,501        15,422        (1,082)
        Increase (decrease) in cash and cash equivalents....          (511)        1,440           111
        Cash and cash equivalents at beginning of year......         1,555           115             4
                                                                   -------       -------       -------
        Cash and cash equivalents at end of year............       $ 1,044       $ 1,555       $   115
                                                                   =======       =======       =======

                            ALLEGIANT BANCORP, INC.

NOTE 19. RESTRICTIONS ON SUBSIDIARY DIVIDENDS:

    Subsidiary bank dividends are the principal source of funds for payment of dividends by the Company to its shareholders. The payment of dividends by the bank is subject to regulation by the Federal Deposit Insurance Corporation. The state-chartered bank is also subject to regulation by the state of Missouri. These payments are not restricted as to the amount of dividends that can be paid, other than what prudent and sound banking principles permit and what must be retained to meet minimum legal capital requirements. Accordingly, approximately $11,997,000 could be paid in December 31, 1998 without prior regulatory approval.

    Extensions of credit by subsidiaries to the Company are permitted by regulatory authorities but are limited in amount and subject to collateral requirement. At December 31, 1998 approximately, $3,993,000 would have been available under Federal Reserve Board guidelines.

NOTE 20. SUPPLEMENTAL DISCLOSURE FOR THE CONSOLIDATED STATEMENT OF CASH FLOWS:

    Supplemental disclosures of noncash investing and financing activities, and additional disclosures including details of cash and cash equivalents from acquisitions accounted for as purchases and dispositions of branches, were as follows:

                                                                         YEARS ENDED DECEMBER 31,
                                                                   -------------------------------------
                                                                     1998           1997          1996
                                                                   --------       --------       -------
                                                                              (IN THOUSANDS)
Fair value of assets purchased (disposed)...................       $ 17,492       $ 46,682       $    --
Liabilities assumed (transferred)...........................        (40,154)       119,691            --
Issuance of common stock....................................             --         10,587            --
                                                                   --------       --------       -------
Net cash received (paid) for acquisitions and
  dispositions..............................................        (22,662)        83,596            --
Cash and cash equivalent acquired...........................             --          1,533            --
                                                                   --------       --------       -------
                                                                   $(22,662)      $ 85,129       $    --
                                                                   ========       ========       =======

CASH PAID DURING THE YEAR FOR:
    Interest on deposits and borrowings.....................       $ 28,096       $ 20,930       $14,750
    Income taxes............................................          3,345          2,768         1,393

NONCASH TRANSACTIONS:
    Transfers to other real estate owned in settlement of
      loans.................................................       $     --       $    330       $    --
    Loans securitized.......................................             --          7,102         9,209
    Common stock issued in acquisition of Reliance
      Financial, Inc........................................             --         10,587            --
    Conversion of subordinate debentures to common stock....             --             --           504
    Conversion of directors' fees to common stock...........            135            136           148
    Conversion of employee stock bonus to common stock......             --             63            --

                            ALLEGIANT BANCORP, INC.

NOTE 21. SUMMARY OF QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

    The following is a summary of quarterly operating results for the years ended December 31, 1998 and 1997:

                                                           FIRST        SECOND         THIRD        FOURTH
                                                          QUARTER       QUARTER       QUARTER       QUARTER
                                                          -------       -------       -------       -------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
1998
Interest income....................................       $12,270       $12,288       $12,452       $12,208
Interest expense...................................         6,841         7,052         6,835         6,539
                                                          -------       -------       -------       -------
    Net interest income............................         5,429         5,236         5,617         5,669
Provision for loan losses..........................           400           315           465         1,240
Securities transactions............................            12            46             4             6
Other income.......................................         1,097         2,130         1,946         4,083
Other expense......................................         5,118         5,295         5,112         5,770
Income taxes.......................................           393           725           783         1,125
                                                          -------       -------       -------       -------
    Net income.....................................       $   627       $ 1,077       $ 1,207       $ 1,623
                                                          =======       =======       =======       =======

Earnings per share:
    Basic..........................................       $  0.10       $  0.17       $  0.19       $  0.26
    Diluted........................................          0.09          0.16          0.18          0.25

1997
Interest income....................................       $ 7,536       $ 8,337       $10,124       $11,768
Interest expense...................................         4,374         4,625         5,729         6,738
                                                          -------       -------       -------       -------
    Net interest income............................         3,162         3,712         4,395         5,030
Provision for loan losses..........................           493           628           556           720
Securities transactions............................            --            --            25           (23)
Other income.......................................           636           556           938         1,166
Other expense......................................         2,303         2,475         3,408         4,883
Income taxes.......................................           401           465           556           294
                                                          -------       -------       -------       -------
    Net income.....................................       $   601       $   700       $   838       $   276
                                                          -------       -------       -------       -------

Earnings per share:
    Basic..........................................       $  0.17       $  0.17       $  0.18       $  0.02
    Diluted........................................          0.15          0.15          0.17          0.02

--------------------------------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                        --------------------------------

              TABLE OF CONTENTS

                                              Page
                                              ----

Cautionary Statement Regarding
     Forward-Looking Statements............     3
Prospectus Summary.........................     4
Risk Factors...............................    11
Use of Proceeds............................    17
Capitalization.............................    18
Accounting Treatment.......................    19
Selected Consolidated Financial Data.......    20
Management's Discussion and Analysis of
     Financial Condition and Results of
     Operations............................    22
Business...................................    57
Management.................................    65
Beneficial Ownership.......................    67
Allegiant Capital Trust I..................    68
Description of Trust Preferred
     Securities............................    69
Description of Junior Subordinated
     Debentures............................    82
Description of Guarantee...................    92
Relationship Among the Trust Preferred
     Securities, the Junior Subordinated
     Debentures and the Guarantee..........    94
Certain United States Federal Income Tax
     Consequences..........................    96
Certain ERISA Considerations...............   100
Underwriting...............................   100
Validity of Securities.....................   101
Experts....................................   101
Where You Can Find Additional
     Information...........................   102
Index to Financial Statements..............   103

--------------------------------------------------------------------------------


PROSPECTUS
--------------------------------------------------------------------------------


1,500,000 TRUST PREFERRED
SECURITIES

ALLEGIANT CAPITAL
TRUST I

   % CUMULATIVE TRUST PREFERRED SECURITIES
---
(LIQUIDATION AMOUNT $10 PER TRUST
PREFERRED SECURITY)
FULLY AND UNCONDITIONALLY
GUARANTEED AS DESCRIBED HEREIN BY

ALLEGIANT BANCORP, INC.

       ------------------

EVEREN SECURITIES, INC.


--------------------------------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the estimated expenses in connection with the offering described in this registration statement:

    SEC Registration Fee........................................    $  4,796
    NASD Filing Fee.............................................       2,225
    American Stock Exchange Fee.................................      15,000
    Legal Fees and Expenses.....................................     100,000
    Accountants' Services.......................................      90,000
    Trustee's Fees and Expenses.................................      15,000
    Printing Expenses...........................................      90,000
    Miscellaneous...............................................      32,979
                                                                    --------
        Total...................................................    $350,000
                                                                    ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Sections 351.355(1) and (2) of The General and Business Corporation Law of the State of Missouri provide that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of an action or suit by or in the right of the corporation, the corporation may not indemnify such persons against judgments and fines and no person shall be indemnified as to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity for proper expenses.
Section 351.355(3) provides that, to the extent that a director, officer, employee or agent of the corporation has been successful in the defense of any such action, suit or proceeding or any claim, issue or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred in connection with such action, suit or proceeding.
Section 351.355(7) provides that a corporation may provide additional indemnification to any person indemnifiable under subsection (1) or (2), provided such additional indemnification is authorized by the corporation's articles of incorporation or an amendment thereto or by a shareholder-approved bylaw or agreement, and provided further that no person shall thereby be indemnified against conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct or which involved an accounting for profits pursuant to Section 16(b) of the Securities Exchange Act of 1934.

    Article XII of the By-Laws of the Company provides that the Company shall extend to its directors and officers the indemnification specified in subsections (1) and (2) and the additional indemnification authorized in subsection (7).

    Pursuant to directors' and officers' liability insurance policies, with total annual limits of $2.0 million, the Company's directors and officers are insured, subject to the limits, retention, exceptions and other terms and conditions of such policy, against liability for any actual or alleged error, misstatement, misleading statement, act or omission, or neglect or breach of duty by the directors or officers of the Company, individually or collectively, or any matter claimed against them solely by reason of their being directors or officers of the Company.

    Section 7 of the Underwriting Agreement also provides for indemnification by the Underwriters of Allegiant's officers and directors for certain liabilities under the Securities Act.

ITEM 16. EXHIBITS

    See Exhibit Index hereto.

ITEM 17. UNDERTAKINGS

    The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities Exchange Commission by the Registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2) That, for purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing a registration statement on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of St. Louis, State of Missouri, on the 17th day of June 1999.

                                         ALLEGIANT BANCORP, INC.


                                         By       /s/ SHAUN R. HAYES
                                            ---------------------------------
                                              Shaun R. Hayes, President and
                                                 Chief Executive Officer

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Marvin S. Wool and Shaun R. Hayes, and each of them, the undersigned's true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, for the undersigned and in the undersigned's name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in ratifying and confirming all the said attorneys-in-fact and agents, or any of them, or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below on the 17th day of June 1999 by the following persons in the capacities indicated.

              SIGNATURE                                        TITLE                                         DATE
              ---------                                        -----                                         ----

         /s/  MARVIN S. WOOL             Chairman of the Board                                           June 17, 1999
    ----------------------------
           Marvin S. Wool

         /s/  SHAUN R. HAYES             President, Chief Executive Officer and Director                 June 17, 1999
    ----------------------------
           Shaun R. Hayes

        /s/  THOMAS A. DAIBER            Senior Vice President and Chief Financial Officer               June 17, 1999
    ----------------------------
          Thomas A. Daiber

        /s/  LELAND B. CURTIS            Director                                                        June 17, 1999
    ----------------------------
          Leland B. Curtis

        /s/  KEVIN R. FARRELL            Director                                                        June 17, 1999
    ----------------------------
          Kevin R. Farrell


                                      II-3


              SIGNATURE                   TITLE                                                              DATE
              ---------                   -----                                                              ----
         /s/  LEON A. FELMAN             Director                                                        June 17, 1999
    ----------------------------
           Leon A. Felman

    /s/  C. VIRGINIA KIRKPATRICK         Director                                                        June 17, 1999
    ----------------------------
       C. Virginia Kirkpatrick

         /s/  JACK K. KRAUSE             Director                                                        June 17, 1999
    ----------------------------
           Jack K. Krause

         /s/  JOHN L. WEISS              Director                                                        June 17, 1999
    ----------------------------
            John L. Weiss

        /s/  LEE S. WIELANSKY            Director                                                        June 17, 1999
    ----------------------------
          Lee S. Wielansky

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing a registration statement on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of St. Louis, State of Missouri, on the 1st day of July 1999.

                                          ALLEGIANT CAPITAL TRUST I


                                          By:       /s/ SHAUN R. HAYES
                                              --------------------------------
                                                Shaun R. Hayes, Administrator

                                 EXHIBIT INDEX

EXHIBIT NO.                            DESCRIPTION
-----------                            -----------

    1          Form of Underwriting Agreement.

    3.1 Articles of Incorporation, as amended, of the Company, filed as Exhibit 3.1 to the Company's Registration Statement on Form 10-SB (Reg. No. 0-26350), is hereby incorporated by reference.

    3.1(a) Amendment to Articles of Incorporation, as amended, of the Company, filed as Exhibit 3 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, is hereby incorporated by reference.

    3.2        By-laws of the Company, as currently in effect, filed as
               Exhibit 3.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998, are hereby incorporated by reference.

    4.1        Form of Stock Certificate for Common Stock, filed as
               Exhibit 4.2 to the Company's Registration Statement on Form 10-SB (Reg. No. 0-26350), is hereby incorporated by reference.

    4.2 Form of Warrant Agreement, filed as Exhibit 4.3 to Company's Registration Statement on Form 10-SB (Reg. No. 0-26350), is hereby incorporated by reference.

    4.3        Form of Junior Subordinated Indenture.

    4.4        Form of Junior Subordinated Debenture (included in Exhibit
               4.3).

    4.5        Certificate of Trust of Allegiant Capital Trust I.

    4.6        Form of Amended and Restated Trust Agreement.

    4.7        Form of Trust Preferred Security (included in Exhibit 4.3).

    4.8        Form of Guarantee Agreement.

    5.1        Opinion of Thompson Coburn LLP.<F*>

    5.2        Opinion of Richards, Layton & Finger.<F*>

    8          Tax Opinion of Thompson Coburn LLP.<F*>

   10.1 Loan Agreement, dated November 12, 1998, by and between LaSalle National Bank and the Company, filed as Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998, is hereby incorporated by reference.

   10.2 Pledge Agreement, dated November 12, 1998, by and between LaSalle National Bank and the Company, filed as Exhibit 10.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998, is hereby incorporated by reference.

   10.3        Allegiant Bancorp, Inc. 1994 Stock Option Plan, filed as
               Exhibit 10.7 to Company's Registration Statement on Form 10-SB (Reg. No. 0-26350), is hereby incorporated by reference.

   10.4        Allegiant Bancorp, Inc. 1996 Stock Option Plan, filed as
               Exhibit 4.4 to Company's Form S-8 (Reg. No. 0-26350), is hereby incorporated by reference.

EXHIBIT NO.                            DESCRIPTION
-----------                            -----------

   10.5 Allegiant Bancorp, Inc. Directors Stock Option Plan, filed as Exhibit 4.5 to Company's Form S-8 (Reg. No. 0-26350), is hereby incorporated by reference.

   10.6        Allegiant Bancorp, Inc. 1989 Stock Option Plan, filed as
               Exhibit 4.6 to Company's Form S-8 (Reg. No. 0-26350), is hereby incorporated by reference.

   12          Statement of Earnings to Fixed Charges.

   23.1        Consent of Ernst & Young LLP is filed herewith.

   23.2        Consent of BDO Seidman, LLP is filed herewith.

   24          Power of Attorney (included on signature page).

   25.1 Form T-1 Statement of Eligibility for Bankers Trust Company to act as trustee under the Indenture.

[FN]
-------
<F*> To be filed by amendment.